Form 10-K, Exhibit 13
period 1995-12-31
FWB BANCORPORATION
filed 1996-03-28
CIK 719488

                                   EXHIBIT 13

                        ITEM 2. DESCRIPTION OF PROPERTY


     The Bank leases office space under various lease agreements. Rental expense for 1995, 1994 and 1993 totaled $244,244, $258,890, and $203,293, respectively. Future minimum annual lease payments for operating leases are as follows:

                              1996             $293,834
                              1997              293,834
                              1998              293,834
                              1999              264,690
                              2000              119,000
                              THEREAFTER        445,664

                           ITEM 3. LEGAL PROCEEDINGS

10. LITIGATION

     At December 31, 1995, the Corporation was involved in litigation arising from normal banking, financial, and other activities of the Bank. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Corporation's financial condition.

     ITEM 5. MARKET FOR THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET FOR THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for the Corporation's common stock there is limited trading in the stock. Other than options for 105,500 shares of common stock under the Corporation's option plans, there are presently no other outstanding securities convertible into common equity of the Corporation. Bid prices for the common stock in the over-the-counter market for each quarterly period within the two recent fiscal years are as follows:

          QUARTER ENDED      BID PRICE           QUARTER ENDED    BID PRICE
              1995                                   1994
           March 31            $2.00              March 31          $1.75
           June 30              2.00              June 30            1.87
           September 30         2.00              September 30       2.00
           December 31          2.00              December 31        2.00

     The quotations were obtained from the Washington Post at each time period shown and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At December 31, 1995, there were 418 holders of record. The Corporation conducted a private placement offering initiated in December 1994 which closed in June 1995. A total of 500,000 shares were sold including 80,000 shares sold in 1995. The Corporation has not agreed to register any common stock under the Secutities Act for sale by security holders. Ther have been no dividends paid in the past two fiscal years.

   DIVIDENDS

     Dividends payable by the Corporation are unrestricted, although the ability of the Corporation to pay dividends depends upon dividends received by it from the Bank. The Board of Directors adopted a resolution specifying that no dividneds will be paid by the Bank to the Corporation except from the undivided profits of the Bank or with the prior approval of the Bank Commissioner of the State of Maryland and the Regional Director of the FDIC from the Bank's surplus in excess of 100% of its required capital stock. In addition, restrictions are also imposed upon the ability of the Bank to make loans to the Corporation, purchase stock in the Corporation, or use the Corporation's securities as collateral for indebtedness of the Bank.

       ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                            SELECTED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                            AT OR FOR YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                                1995          1994        1993         1992         1991
                                              -------       -------     -------      -------      -------
OPERATING RESULTS:

Net interest income                           $ 2,381       $ 2,155     $ 1,427      $ 1,773      $ 1,805
Provision for loan losses                         (30)         (114)        ---          418        1,770
Non--interest income                              442           400         505          415          455
Non-interest expense                            2,577         2,597       2,673        2,826        2,919
Net income (loss) before income taxes             276            72        (742)      (1,055)      (2,429)
Income taxes (benefit)                            ---           ---         ---         (620)         ---
Net income (loss)                                 276            72        (742)        (435)      (2,429)



PER SHARE DATA:

Net income (loss)                             $  0.09       $  0.03     $ (0.39)     $ (0.78)     $ (6.26)
Book value                                       1.15          0.98        0.90         1.47         0.23



FINANCIAL CONDITION:

Total assets                                 $ 40,678      $ 41,413    $ 39,405     $ 37,385     $ 46,330
Investments securities                          8,027         7,110      10,908       10,470        8,362
Loans - net                                    29,064        26,298      22,588       19,274       29,754
Deposits                                       36,671        36,842      36,863       35,229       44,295
Stockholders' equity                            3,740         3,105       2,471        1,974           94



SELECTED RATIOS:

Return on average assets                         0.65 %        0.18 %     NA (1)       NA (1)       NA (1)
Return on average equity capital                 7.88          3.51       NA (1)       NA (1)       NA (1)
Leverage capital to average assets               9.73          8.59        6.70 %       5.01 %       0.19 %
Average equity to average assets                 8.28          5.13        5.68         2.31         2.77
Non-performing loans to total loans              1.56          1.47        1.88         4.87        16.56
Non-performing assets to total assets            3.98          4.90        8.51        13.47        17.39


(1) The corporation had losses in each of these years.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


BUSINESS OF THE COMPANY AND BANK

     FWB Bancorporation (the "Corporation") is a single bank holding company doing business through its subsidiary bank, FWB Bank (the "Bank"). As a community bank operating three branches in Montgomery County, Maryland, the Bank offers deposit accounts and associated services to businesses and individuals and makes loans and invests in qualified securities. In addition, the Bank's income includes fees on deposit accounts and loans.

FINANCIAL CONDITION

     Total assets of FWB Bancorporation and FWB Bank were $40,678,463 at December 31, 1995. This was a slight decrease of $735,056 (1.77%) from total assets of $41,413,519 at December 31, 1994.

     Gross loans of the Bank continued to grow in 1995 increasing to $29,812,000 at December 31, 1995. This represents an increase of $2,809,638 (10.41%) from gross loans of $27,002,362 at December 31, 1994. In 1995, there was an increase in all components of the loan portfolio as the Bank sought to continue to serve its primary market of small to medium sized businesses and diversify by expanding lending to consumers in the market areas of its branches.

     Total deposits decreased slightly to $36,670,501 in 1995 from $36,842,363 at December 31, 1994, a decrease of $171,862 (.47%). While interest-bearing deposits increased relative to noninterest-bearing deposits, noninterest-bearing deposits were 22% of total deposits at December 31, 1995 as compared to 24% at December 31, 1994. The shift in mix of deposits reflects consumer reaction to rate increases through early 1995.

     CAPITAL ADEQUACY. Stockholders' equity of $3,739,506 reflects an increase of $634,486 or 20.43% at December 31, 1995 compared to December 31, 1994. This increase includes year to date earnings from operations in the amount of $276,133 and the raising of an additional $152,358, net of expenses, under a private placement offering initiated in December 1994. This offering closed in June 1995. Also included in stockholders' equity at December 31, 1995, is an improvement of $205,996 in the amount of unrealized losses on investment securities from $463,112 at December 31, 1994 to $257,117 at December 31, 1995.

     At December 31, 1995, the Bank's ratio of Tier I capital to total average assets equaled 9.36% which exceeded the minimum leverage capital ratio of 4% by 5.36%. At December 31, 1995, the Bank's Tier I capital to risk-weighted assets ratio was 14.65% which exceeded the minimum required ratio of 4% by 10.65%. The Bank's total capital to risk weighted assets ratio at December 31, 1995 was 15.90% which exceeded the minimum required ratio of 8% by 7.90%.

     REGULATORY ACTIVITY. In May 1995, the FDIC and the Bank Commissioner of the State of Maryland terminated the Memorandum of Understanding under which the Bank had operated since 1994, thus removing the Bank from this regulatory operating agreement.

     INVESTMENT ACTIVITY. During 1995, the Corporation's investment securities portfolio increased $916,873 from year end 1994. This resulted from an increase in carrying value of investments in the Bank's available for sale portfolio due to increases in estimated fair value and purchases for the Bank's available for sale portfolio. The securities purchased were fixed rate U.S. Treasury and government sponsored entity issues. The purchases were the result of an evaluation of short term liquidity needs and current yields. In addition, there was an increase in the carrying value of securities in the held to maturity portfolio due to accretion of discounts on securities previously transferred from the available for sale portfolio.

     ASSET/LIABILITY MANAGEMENT. The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits. Interest rate risk arises due to fluctuations in the general level of interest rates. The Bank seeks to manage its interest rate risk through its Asset/Liability Management Committee (ALCO) established by the Board of Directors and consisting of the full Board and the Chief Executive Officer, Controller, Chief Lending Officer and the Senior Retail Banking Officer. The ALCO establishes and monitors the volume and mix of the Bank's assets and funding sources to produce results which are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

     Liquidity management enables the Bank to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. The Bank's liquidity is enhanced by its ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. The Bank's core deposit base, consisting of demand deposits, money market, and savings accounts supplemented by other deposits of varying maturities and rates contributes to the Corporation's liquidity. The Bank's liquidity position, those assets invested in cash, federal funds, and obligations of the U.S. Government, its agencies, and sponsored entities available for sale, of $4,725,931 at December 31, 1995 reflected an increase of $914,391 from December 31, 1994. This increase is due primarily to additions of investment securities to the Bank's available for sale portfolio and an increase in carrying value of securities in the Bank's available for sale portfolio as a result of increases in estimated fair value. In the first quarter of 1995, the Bank received $4,000,000 from the proceeds of the sale of investment securities as of December 1994. These funds were used to eliminate short term borrowings and fund loans in the first two quarters of 1995. Funds available through short-term borrowings and asset maturities are considered adequate to meet all current needs. At December 31, 1995, the Corporation has the ability to borrow up to $4,970,000 against collateral consisting of securities in its investment portfolio. Although this liquidity position remains adequate, the Bank continues to experience increased loan demand which could have an adverse impact on liquidity. The Bank was recently approved to establish a borrowing line by the Federal Home Loan Bank of Atlanta. This will be utilized as a supplementary source of funding short term and long term growth of the Bank. Management continues to evaluate the asset and liability mix to ensure that liquidity needs are met.

     The loan to deposit ratio at December 31, 1995 was 81.30% which is up from 73.29% at December 31, 1994. The increase in the loan to deposit ratio is due to the growth in the loan portfolio. The Bank's marketing efforts will increasingly focus on the growth of core deposits, particularly on the retail side in order to support continued loan growth.

     Interest rate sensitivity management contributes to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse fluctuations in net interest income resulting from interest rate movements through analysis of repricing frequencies and income simulation modeling techniques.

     The amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1995 which are anticipated by the Bank based on certain assumptions, to reprice or mature in future time periods, are set forth in the Sensitivity Analysis below.

                                                             INTEREST SENSITIVITY ANALYSIS
                                                                   DECEMBER 31, 1995
                                                                     (IN THOUSANDS)
                                     ============================================================================
                                      3 mos.     Over 3 mos.     Over 1 Year        Over        All
                                      or less     to 1 year      to 5 years       5 years      other      Total
                                     --------    ---------       ----------      --------     --------   --------
Interest-Earning Assets:
Time deposits with banks             $     95    $     --        $     --        $     --     $     --   $     95
Investments                             4,953       1,001           2,061                           12      8,027
Loans                                  16,222       5,564           4,368              --       29,812
                                     --------    ---------       ----------      --------     --------   --------
Total Interest-Earning
   Assets                              21,270       6,565           6,429           3,658           12     37,934
                                     ========    =========       ==========      ========     ========   ========


Interest-Bearing Liabilities:
Savings & interest checking          $  9,245    $     --        $     --        $     --     $     --   $  9,245
Money market checking                   9,387                                                               9,387
Time deposits                           3,658       4,232           2,023             177                  10,090
Borrowed funds                             59                                                                  59
                                     --------    ---------       ----------      --------     --------   --------
Total Interest-Bearing
   Liabilities                         22,349       4,232           2,023             177            0     28,781
                                     ========    =========       ==========      ========     ========   ========

CUMULATIVE GAP                       $ (1,079)   $  1,254        $  5,660        $  9,141     $  9,153   $  9,153
CUMULATIVE GAP
   TO TOTAL ASSETS                    (2.65)%       3.08%          13.91%          22.47%       22.50%     22.50%

Note: The table represents the earlier of the maturity or repricing dates for various assets and liabilities at December 31, 1995.

     The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Bank has assumed that its savings, interest checking, and money market accounts reprice daily. At December 31, 1995, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage to total assets was positive 3.08%. This positive gap position means that the Bank had $1,254,000 more assets than liabilities repricing within one year. This generally indicates that in a period of declining interest rates, the Bank's net interest income may be adversely affected. Conversely, in a rising interest rate environment, the Bank's net interest income may improve.

     ALLOWANCE FOR LOAN LOSSES. At December 31, 1995, the allowance for loan losses was $748,480 or 2.51% of loans outstanding compared to $704,256 or 2.61% of loans outstanding as of December 31, 1994, an increase of $44,224 or 6.28%. Net recoveries of $74,224 as of December 31, 1995 increased $64,091 compared to 1994. At December 31, 1995, the allowance for loan loss was 160.86% of non-performing loans compared to 177.33% of non-performing loans at December 31, 1994.

     A reduction of the allowance in the amount of $30,000 in the year ended December 31, 1995 was due to management's determination that the allowance was more than adequate as asset quality has continued to improve and recoveries are realized. In management's opinion, the allowance for loan losses as of December 31, 1995 is adequate to cover potential losses that can be anticipated at this time based on current risks and knowledge of the portfolio.

     NON-PERFORMING LOANS AND ASSETS. The Bank's non-performing assets totalling $1,617,741 consist of past due and restructured loans, other real estate owned ("OREO"), and other assets. The percentage of non-performing assets to total assets at December 31, 1995 was 3.98% compared to 4.90% at December 31, 1994. Management intends to continue its efforts to reduce non-performing assets through future sales of OREO and other assets and upgrading of non-performing loans.

     Non-performing loans, consisting of loans delinquent 90 days or more and in non-accrual status, and restructured loans totaled $465,518 at December 31, 1995. This amount consists primarily of one loan in the amount of $368,962 which has been renegotiated and is currently performing within its new terms and one non accrual loan in the amount of $77,406. The percentage of non-performing loans to total loans at December 31, 1995 was 1.56% compared to 1.47% at December 31, 1994.

     At December 31, 1995, OREO, net of valuation reserve, was $1,052,223 compared to $1,632,612 at December 31, 1994, a decrease of $580,389 or 35.55%. This decrease is primarily a result of a reclassification of a property in the amount of $550,000 to other assets in 1995. The reclassification of this property was the result of an evaluation done in conjunction with the Bank's examination as of January 31, 1995. The Bank has a contractual interest in sales proceeds from the property which is owned by an affiliate of the Bank as a result of foreclosure. A significant portion of this asset was sold as of July 31, 1995 and proceeds in the amount of $450,000 were received by the Bank. The portion which continues to be held as other assets in the amount of $100,000 remains available for sale. In addition, a valuation reserve in the amount of $30,000 was established in the first quarter of 1995 for another property as a result of an updated appraisal. This property is currently generating rental income on a monthly basis (see "Noninterest Income" below) and the lease agreement contains a purchase option at a price significantly above the Bank's carrying value. Generally, the Bank evaluates the fair value of each property owned annually. These evaluations may be appraisals or other market studies. At December 31, 1995, management believes the carrying amounts for OREO properties approximate fair value. There were no additions to OREO in 1995.

RESULTS OF OPERATIONS

     NET INCOME. The Corporation had net income of $276,133 for the year ended December 31, 1995, an increase of $204,142 or 283.57% compared to net income in 1994. This increase resulted primarily from an increase in net interest income during 1995 compared to 1994. The earnings per share were $0.09 for the year ended December 31, 1995 compared to earnings per share of $0.03 in 1994.

     NET INTEREST INCOME. Net interest income is the difference between interest income and yield related fees on loans, interest income on investments, and interest expense on deposits and other borrowed funds. Net interest income for the year ended December 31, 1995 of $2,380,989 reflected an increase of $225,488 or 10.46% compared to 1994. Interest income for the year ended December 31, 1995 of $3,487,985 reflected an increase of $399,583 or 12.94% compared to the corresponding period in 1994. This increase was primarily due to an increase in interest and fees on loans of $653,938 for the year ended December 31, 1995 compared to 1994 which resulted from an increase in average loans outstanding of $5,060,000 for the year ended December 31, 1995 compared to 1994 and a 60 basis point increase in average yield in 1995. Interest income on investment securities decreased $316,550 or 42.09% in 1995 compared to 1994 due to the sale of investment securities in December 1994 and to a lesser extent, the repricing of floating rate securities. The earnings on these securities will continue to be affected by changes in the relationship of long term and short term rates. Interest income on federal funds sold for the year ended December 31, 1995 of $91,408 reflected an increase of $62,195 or 212.90% compared to 1994. As a result of growth of interest bearing deposits and rate increases in 1995, interest expense on deposits increased $189,602 or 21.04% compared to 1994.

     The average yield on earning assets for the year ended December 31, 1995 was 8.95% compared to 8.59% in 1994. The average interest rate paid on interest bearing deposits in 1995 was 3.68% compared to 3.13% in 1994. Net interest margin is the ratio of net interest income to average earning assets. For the year ended 1995, net interest margin was 6.11% compared to 5.99% for the year ended December 31, 1994. The following tables illustrate the Bank's analysis of average balances, yields, and changes in net interest income for the fiscal years indicated.


            THREE YEAR AVERAGE CONSOLIDATED BALANCE SHEET AND RATES

                            (Dollars in thousands)

                                                  AVERAGE BALANCE (1)           YIELD/COST (2)           INCOME/EXPENSE (2)
                                            ----------------------------   ---------------------      ------------------------
                                               1995      1994       1993    1995    1994    1993      1995      1994     1993
                                               ----      ----       ----    ----    ----    ----      ----      ----     ----
Interest-earning assets:
   Loans                                    $ 29,524  $ 24,464  $ 19,035   10.03%   9.43%   9.25%   $ 2,961   $ 2,307  $ 1,760
   Investment securities                       7,889    10,716    10,938    5.51    7.02    5.10        435       752      558
   Other interest-earning assets               1,555       785     2,289    5.92    3.69    2.97         92        29       68
                                            --------  --------  --------   -----    ----    ----    -------   -------  -------
      Total interest-earning assets           38,968    35,965    32,262    8.95    8.59    7.40      3,488     3,088    2,386
Noninterest-earning assets                     3,299     4,060     6,481
                                            --------  --------  --------
Total Assets                                $ 42,267  $ 40,025  $ 38,743
                                            ========  ========  ========

Interest-bearing liabilities:
   Savings & interest checking              $  9,314  $  9,799  $  9,275    2.57    2.44    2.36    $   239   $   239  $   219
   Moneymarket accounts                       10,210    10,738     8,332    3.37    2.92    2.78        344       314      232
   Time deposits                              10,129     8,300    11,387    5.02    4.20    4.51        508       349      513
                                            --------  --------  --------   -----    ----    ----    -------   -------  -------
      Total interest-bearing deposits         29,653    28,837    28,994    3.68    3.13    3.32      1,091       902      964
   Other interest-bearing liabilities            266       630        17    6.02    4.92  (29.41)        16        31       (5)
                                            --------  --------  --------   -----    ----    ----    -------   -------  -------
      Total interest-bearing liabilities      29,919    29,467    29,011    3.70    3.17    3.31      1,107       933      959
Noninterest-bearing liabilities:
   Demand deposits                             8,825     8,374     7,360
   Other noninterest-bearing liabilities         202       132       170
Stockholders' equity                           3,321     2,052     2,202
                                            --------  --------  --------
Total Liabilities and Stockholders' Equity  $ 42,267  $ 40,025  $ 38,743
                                            ========  ========  ========

   Interest Rate Spread                                                     5.25%   5.42%   4.09%
   Net lnterest Margin/Income                                               6.11%   5.99%   4.42%   $ 2,381   $ 2,155  $ 1,427

1. Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis.
2. Yields costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

              NET INTEREST INCOME/CHANGES DUE TO VOLUME AND RATE

                                 (In dollars)

                                                      1995 VERSUS 1994                               1994 VERSUS 1993
                                      ----------------------------------------------------------------------------------------------

                                                            Change due to (1)                             Change due to (1)
                                       Increase   ----------------------------------    Increase  ----------------------------------

                                      (Decrease)     Rate       Volume    Rate/Volume  (Decrease)   Rate       Volume   Rate/Volume
                                      ----------     ----       ------    -----------  ----------   ----       ------   -----------
Interest income:
   Loans                              $ 653,938    $ 146,452   $ 477,195   $ 30,291    $ 547,313  $  35,319  $ 501,921  $  10,073
   Investment securities               (317,025)    (161,133)   (198,401)    42,509      194,186    209,766    (11,323)    (4,257)
   Other interest-earning assets         62,670       17,172      28,655     16,843      (39,000)    16,970    (44,820)   (11,150)
                                       --------    ---------   ---------   --------    ---------  ---------  ---------  ---------
      Total interest-earning assets   $ 399,583    $   2,491   $ 307,449   $ 89,643    $ 702,499  $ 262,055  $ 445,778  $  (5,334)
                                       ========    =========   =========   ========    =========  =========  =========  =========


Interest Expense:
   Savings & interest checking        $     (71)   $  12,347   $ (11,807)  $   (611)   $  19,256  $   6,499  $  12,390  $     367
   Money market accounts                 30,267       48,064     (15,433)    (2,364)      82,090     11,763     66,930      3,397
   Time deposits                        159,406       67,624      76,880     14,902     (164,211)   (34,453)  (139,098)     9,340
                                       --------    ---------   ---------   --------    ---------  ---------  ---------  ---------
      Total interest-bearing deposits   189,602      128,035      49,640     11,927      (62,865)   (16,191)   (59,778)    13,104
   Other interest-bearing
    liabilities                         (15,507)       6,507     (18,254)    (3,760)      36,489      5,748   (176,508)   207,249
                                       --------    ---------   ---------   --------    ---------  ---------  ---------  ---------
      Total interest-bearing
       liabilities                    $ 174,095    $ 134,542   $  31,386   $  8,167    $ (26,376) $ (10,443) $(236,286) $ 220,353
                                       ========    =========   =========   ========    =========  =========  =========  =========


Net Interest lncome                   $ 225,488    $(132,051)  $ 276,063   $ 81,476    $ 728,875  $ 272,498  $ 682,064  $(225,687)

1. Variances are computed on a line-by-line basis and are non-additive.



     PROVISION FOR LOAN LOSSES. A reduction of the allowance for loan losses in the amount of $30,000 through a reversal of a prior year's provision for loan losses was posted in 1995. This was the result of management's evaluation that the allowance for loan losses was more than adequate as loan quality has improved and recoveries were realized. No future reductions of the allowance for loan losses through the provision for loan loss are anticipated.

     NONINTEREST INCOME. Noninterest income for the year ended December 31, 1995 was $442,573 compared to $399,663 in 1994, an increase of $42,910 or 10.74%.
This increase is due to an increase in service charges on deposit accounts in 1995 of $42,968 or 21.16% compared to 1994. Noninterest income in 1995 also includes a gain in the amount of $63,000 on the sale of $1.8 million in loans and monthly rental income totalling $18,150 from a property carried as OREO.

     NONINTEREST EXPENSE. Total noninterest expense continued to decrease in 1995 to $2,577,429, a reduction of $20,201 or .78%. The increase in salaries and benefits expenses of $91,752 resulted from the addition of an internal auditor and a retail sales executive hired to further develop the marketing efforts of the Bank's branch network. Legal expenses of $171,328 in 1995 increased $32,434 compared to 1994 due to continuing litigation. Expenses associated with OREO continued to decrease in 1995 due to a reduction in the amount of OREO carried. The Bank's FDIC insurance expense for the year 1995 of $52,982 decreased $45,052 compared to 1994. On August 8, 1995, the FDIC voted to reduce the deposit insurance premium paid by most members of the Bank Insurance Fund ("BIF") effective June 1, 1995. Therefore, the Bank was eligible for a refund in the amount of $23,420 which it received in September 1995. In addition, the Bank's FDIC insurance premium expense continues to reflect its well-capitalized position. The Bank's current assessment rate is .07% of deposits. The FDIC has established a process for raising or lowering all assessment rates for BIF-insured institutions semi-annually if conditions warrant a change. The Corporation's expense for other insurance for the year ended 1995 of $52,982 decreased $30,788 from 1994 due to an evaluation of the Bank's insurance coverage and premiums due to its improved financial condition and results of operations.

     TAXES ON INCOME. Net operating loss carryforwards are offsetting current income tax expense and deferred tax benefits have not been recognized due to the uncertainty of their realization.

     IMPACT OF INFLATION AND CHANGING PRICES. The Consolidated Financial Statements and Notes thereto have been prepared in accordance with Generally Accepted Accounting Principles, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Unlike most industrial companies, nearly all assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

MARKET FOR THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for the Corporation's common stock and there is limited trading in the stock. Other than options for 105,500 shares of common stock under the Corporation's option plans, there are presently no other outstanding securities convertible into common equity of the Corporation. Bid prices for the common stock in the over-the-counter market for each quarterly period within the two most recent fiscal years are as follows:


      QUARTER ENDED       BID PRICE        QUARTER ENDED   BID PRICE
         1995                                 1994
      March 31            $2.00            March 31           $1.75
      June 30              2.00            June 30             1.87
      September 30         2.00            September 30        2.00
      December 31          2.00            December 31         2.00

     The quotations were obtained from the Washington Post at each time period shown and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At December 31, 1995, there were 418 holders of record. The Corporation conducted a private placement offering initiated in December 1994 which closed in June 1995. A total of 500,000 shares were sold including 80,000 shares sold in 1995. The Corporation has not agreed to register any common stock under the Securities Act for sale by security holders. There have been no dividends paid in the past two fiscal years.

                         ITEM 7. FINANCIAL STATEMENTS

[LOGO OF STEGMAN & COMPANY APPEARS HERE]


                         INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
FWB Bancorporation


      We have audited the accompanying consolidated balance sheets of FWB Bancorporation and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FWB Bancorporation and Subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                                      /S/ STEGMAN & COMPANY

Towson, Maryland
January 20, 1996

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 1995 and 1994



ASSETS                                                                              1995          1994
                                                                                -----------   -----------
Cash and due from banks                                                         $ 1,557,453   $ 1,567,371
Time deposits with banks                                                             95,000            --
Investment securities:
Available for sale - at fair value                                                3,073,478     2,244,169
Held to maturity - at amortized cost
   (fair value $4,896,875 -
   1995 and $4,189,770 - 1994)                                                    4,953,295     4,865,731
Loans                                                                            29,812,000    27,002,362
Less allowance for loan losses                                                     (748,480)     (704,256)
                                                                                -----------   -----------
Loans - net                                                                      29,063,520    26,298,106
Property and equipment                                                              350,811       289,237
Foreclosed real estate                                                            1,052,223     1,632,612
Accrued interest receivable                                                         315,595       429,403
Accounts receivable                                                                      --     4,020,934
Other assets                                                                        217,088        65,956
                                                                                -----------   -----------
      TOTAL ASSETS                                                              $40,678,463   $41,413,519
                                                                                ===========   ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Noninterest-bearing deposits                                                    $ 7,948,559   $ 8,849,851
Interest-bearing deposits                                                        28,721,942    27,992,512
                                                                                -----------   -----------
    Total deposits                                                               36,670,501    36,842,363
Federal funds purchased and securities sold under
    agreements to repurchase                                                         59,000     1,352,000
Accrued expenses and other liabilities                                              209,456       114,136
                                                                                -----------   -----------

      Total liabilities                                                          36,938,957    38,308,499
                                                                                -----------   -----------
STOCKHOLDERS' EQUITY:

Common stock - $.10 par value; 7,500,000 shares
   authorized; 3,258,833 and 3,178,833 shares
   outstanding in 1995 and 1994, respectively                                       325,883       317,883
Additional paid-in capital                                                        8,475,617     8,331,259
Accumulated deficit                                                              (4,804,877)   (5,081,010)
Net unrealized holding loss on invesment securities                                (257,117)     (463,112)
                                                                                -----------   -----------
      Total stockholders' equity                                                  3,739,506     3,105,020
                                                                                -----------   -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $40,678,463   $41,413,519
                                                                                ===========   ===========

                            See accompanying notes.

                   CONSOLIDATED STATEMENTS OF INCOME (LOSS)

             For the Years Ended December 31, 1995, 1994 and 1993

                                                                                   1995               1994              1993
                                                                                ==========         ==========        ==========
INTEREST INCOME:
Interest and fees on loans                                                      $2,961,070         $2,307,132        $1,759,819
Interest on investment securities - U. S. Government,
    its agencies, and sponsored entities                                           429,067            751,857           557,871
Interest on other investment securities                                              5,965                200                --
Interest on time deposits with banks                                                   475                 --             2,282
Interest on federal funds sold                                                      91,408             29,213            65,931
                                                                                ----------         ----------        ----------
         Total interest income                                                   3,487,985          3,088,402         2,385,903
                                                                                ==========         ==========        ==========
INTEREST EXPENSE:
Interest on certificates of deposit of $100,000 or more                            109,939             28,383            41,043
Interest on other deposits                                                         980,970            872,924           923,129
                                                                                ----------         ----------        ----------
                                                                                 1,090,909            901,307           964,172
Interest on federal funds purchased and  securities
    sold under agreements to repurchase                                             16,087             31,594                43
Interest on mandatory convertible
    subordinated debentures                                                             --                 --            (4,938)
                                                                                ----------         ----------        ----------
         Total interest expense                                                  1,106,996            932,901           959,277

NET INTEREST INCOME                                                              2,380,989          2,155,501         1,426,626

PROVISION (RECOVERY) FOR LOAN LOSSES                                               (30,000)          (114,457)               --
                                                                                ----------         ----------        ----------

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                                              2,410,989          2,269,958         1,426,626
                                                                                ----------         ----------        ----------

NONINTEREST INCOME:
    Service charges on deposit accounts                                            246,047            203,079           229,454
    Net realized gain (loss) on sales of securities                                     --               (260)          155,018
    Gain on sales of loans                                                          63,383                 --                --
    Other income                                                                   133,143            196,844           120,705
                                                                                ----------         ----------        ----------
         Total noninterest income                                                  442,573            399,663           505,177
                                                                                ----------         ----------        ----------
NONINTEREST EXPENSE:
    Salaries and employee benefits                                               1,272,555          1,180,803         1,079,477
    Occupancy and equipment expense                                                477,461            500,235           495,804
    Data processing services                                                       206,683            175,277           171,961
    FDIC insurance                                                                  52,982             98,034           104,744
    Insurance                                                                       51,533             82,321           118,456
    Legal fees                                                                     171,328            138,894           191,014
    Foreclosed real estate expenses                                                 56,605            130,910           260,518
    Other expenses                                                                 288,282            291,156           251,689
                                                                                ----------         ----------        ----------
         Total noninterest expense                                               2,577,429          2,597,630         2,673,663
                                                                                ----------         ----------        ----------
INCOME (LOSS) BEFORE INCOME TAXES                                                  276,133             71,991          (741,860)

APPLICABLE INCOME TAX                                                                   --                 --                --
                                                                                ----------         ----------        ----------
NET INCOME (LOSS)                                                               $  276,133          $  71,991       $  (741,860)
                                                                                ==========         ==========        ==========
EARNINGS PER COMMON SHARE                                                             $.09               $.03             $(.39)
                                                                                ==========         ==========        ==========

                            See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY

             For the Years Ended December 31, 1995, 1994 and 1993

                                                                                                   Unrealized
                                                                 Additional         Holding           Total           Stock-
                                                  Common          Paid-in         Accumulated       (Loss) on        holders'
                                                   Stock          Capital          (Deficit)       Securities         Equity
                                                  ========       ==========       ===========     ============      ==========
BALANCE AT JANUARY 1, 1993                        $134,583       $6,250,902       $(4,411,141)    $         --      $1,974,344

Net loss                                                --               --          (741,860)              --        (741,860)

Issuance of common stock
    at $1.00 per share                             141,300        1,271,700                --               --       1,413,000

Cumulative effect of the initial application
    of Statement of Financial Accounting
    Standards No. 115                                   --               --                --         (192,164)       (192,164)

Retirement of mandatory subordinated
    debentures                                          --           18,000                --               --          18,000
                                                  --------       ----------       -----------       ----------      ----------

BALANCE AT DECEMBER 31, 1993                       275,883        7,540,602        (5,153,001)        (192,164)      2,471,320

Net income                                              --               --            71,991               --          71,991

Issuance of common stock
    at $2.00 per share                              42,000          790,657                --               --         832,657

Net change in unrealized loss on
    investment securities                               --               --                --         (270,948)       (270,948)
                                                  --------       ----------       -----------       ----------      ----------

BALANCE AT DECEMBER 31, 1994                       317,883        8,331,259        (5,081,010)        (463,112)      3,105,020

Net income                                              --               --           276,133               --         276,133

Issuance of common stock
    at $2.00 per share                               8,000          144,358                --               --         152,358

Net change in unrealized loss on
    investment securities                               --               --                --          205,995         205,995
                                                  --------       ----------       -----------       ----------      ----------

BALANCE AT DECEMBER  31, 1995                     $325,883       $8,475,617       $(4,804,877)       $(257,117)     $3,739,506



                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 1995, 1994 and 1993

                                                                              1995              1994             1993
                                                                           =========         ==========       ==========
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                         $   276,133         $   71,991      $  (741,860)
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation                                                               106,144            108,962          154,576
   Accretion and amortization of securities                                   (13,222)           (10,592)         (43,308)
   Provision for loan losses                                                  (30,000)          (114,457)              --
   Net realized gain from sales of assets                                     (63,383)            (8,809)        (110,376)
   Other real estate owned - write downs                                       30,000            114,457           89,787
Net changes in:
   Accrued interest receivable                                                113,808            (92,580)         (79,977)
   Accounts receivable                                                         20,934                 --               --
   Other assets                                                               399,257             45,079          (18,122)
   Accrued expenses and other liabilities                                      95,320             43,642          (83,251)
   Other - net                                                                108,777            146,075          511,077
                                                                           ----------        -----------      -----------

      Net cash provided (used) by operating activities                      1,043,768            303,768         (321,454)
                                                                           ----------        -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in time deposits with banks                                     (95,000)                --           88,221
   Net decrease in federal funds sold                                              --                 --          435,000
   Purchases of available for sale securities                              (1,247,656)        (2,011,781)     (13,665,014)
   Proceeds from maturities/principal payments
      on available for sale securities                                        550,000            250,000        1,596,422
   Proceeds from sale of available for sale securities                      4,000,000          1,299,565       11,636,917
   Net increase in loans                                                   (6,104,168)        (5,085,151)      (1,678,639)
   Proceeds from sale of participation loans                                3,327,035          2,265,622          775,000
   Purchases of loans                                                          (3,675)          (922,260)      (3,875,000)
   Purchase of property and equipment                                        (167,718)           (40,131)         (18,584)
   Proceeds from disposition of foreclosed real estate                             --          1,173,626        1,959,573
                                                                          -----------        -----------      -----------

      Net cash provided (used) by investing activities                        258,818         (3,070,510)      (2,746,104)
                                                                          -----------        -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (decrease) increase in deposits                                       (171,862)           (20,867)       1,634,287
   Net (decrease) increase in federal funds
      purchased and securities sold under
      agreements to repurchase                                             (1,293,000)         1,352,000               --
   Proceeds from issuance of common stock                                     152,358            832,657        1,413,000
   Expenditure to repurchase mandatory convertible
      subordinated debentures                                                      --                 --          (10,000)
                                                                          -----------        -----------      -----------

      Net cash (used) provided by financing activities                     (1,312,504)         2,163,790        3,037,287
                                                                          -----------        -----------      -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                      (9,918)          (602,952)         (30,271)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF YEAR                                                        1,567,371          2,170,323        2,200,594
                                                                          -----------        -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 1,557,453        $ 1,567,371      $ 2,170,323
                                                                          ===========        ===========      ===========

             For the Years Ended December 31, 1995, 1994 and 1993


                                                                             1995                1994                1993
                                                                          ==========          ==========          ==========
Supplemental disclosures:
Interest payments                                                         $1,067,408          $  936,149          $  929,886
Income tax payments                                                               --                  --                  --


Noncash investing and financing activities:
Transfers from loans to foreclosed real estate                            $       --          $       --          $  953,651
Transfer of investment securities from available
   for sale to held to maturity                                                   --           4,832,900                  --
Unrealized gain (loss) on investment securities
   available for sale                                                        205,995            (270,948)           (192,164)


                            See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             For the Years Ended December 31, 1995, 1994 and 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of FWB Bancorporation (the Corporation), including its wholly owned subsidiary, FWB Bank (the Bank), conform to generally accepted accounting principles and to prevailing practices within the banking industry. Certain reclassification has been made to amounts previously reported to conform with the classifications made in 1995.

   Consolidation Policy

     The consolidated financial statements include the accounts of FWB Bancorporation and the Bank with all significant intercompany transactions eliminated. The financial statements of FWB Bancorporation (parent only) include the Bank under the equity method of accounting.

   Nature of Operations

     The Corporation provides commercial banking services from its three locations in Montgomery County, Maryland. Its primary source of revenue is from providing commercial and real estate loans to customers who are predominately small businesses, professionals and middle income individuals located in Montgomery County, suburban Washington, D. C. and northern Virginia.

   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Investment Securities Available for Sale

     Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Net unrealized holding gains and losses on these securities are reported as a separate component of stockholders' equity, net of related income taxes.

   Investment Securities Held to Maturity

     Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Corporation intends and has the ability to hold such securities until maturity. When securities are transferred into the held to maturity category from available for sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer reported as a separate component of stockholders' equity and amortized over the remaining life of the security as an adjustment of yield.

   Loans

     Loans are stated at their principal amount outstanding net of any deferred fees and costs. Interest income is accrued and credited to income at the contractual rate based on the principal amount outstanding. Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

   Allowance for Loan Losses

     The allowance for loan losses represents management's current estimate of the amount which adequately provides for possible losses in the portfolio. The adequacy of the allowance is determined by regular review of the loan portfolio considering such factors as current economic conditions and their effect on the creditworthiness of borrowers, changes in the character of the portfolio and historical loan loss experience. The allowance is increased by provisions charged to operating expense and reduced by loans charged-off, net of recoveries of amounts previously charged-off and by reversals of previous years' provisions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

   Property and Equipment

     Property and equipment are stated at cost and are being depreciated principally on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are charged against income while betterments are capitalized as additions to the related assets.

   Foreclosed Real Estate

     Foreclosed real estate represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at the lower of cost or fair value less estimated selling costs at the time of acquisition with any deficiency charged to the allowance for loan losses. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals or other market studies are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in noninterest expense.

   Accounts Receivable

     Included in accounts receivable are amounts due from the sale of securities where the trade date occurred prior to end of the year and proceeds were not received until the subsequent year.

   Income Taxes

     Under the asset and liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized to reduce deferred tax assets that, based on available evidence, are not expected to be realized.

   Earnings Per Common Share

     Primary earnings per common share have been computed based on the weighted average number of shares outstanding (3,242,665 for 1995, 2,766,354 for 1994, 1,897,553 for 1993). The dilutive effect of stock options is not material for 1995 and 1994.

2. NEW ACCOUNTING STANDARDS

     In May, 1993, the Financial Accounting Standards Board issued Statement No. 114, Accounting by Creditors for Impairment of a Loan. This statement, effective for fiscal years beginning after December 15, 1994, generally requires impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. See Note 4 for the Corporation's impaired loan disclosures.

     Effective for 1995, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 107 Disclosure about Fair Value of Financial Instruments. This pronouncement requires disclosure in the financial statements of estimated fair values of financial instruments. See Note 12 for the Corporation's presentation of these fair value disclosures.

3. INVESTMENT SECURITIES

     The amortized cost and estimated fair value of investment securities at December 31 were as follows:

                                               GROSS          GROSS         ESTIMATED
                              AMORTIZED      UNREALIZED     UNREALIZED         FAIR
AVAILABLE FOR SALE              COST           GAINS          LOSSES          VALUE
                              =========       =======         ======       ==========
      1995
Obligations of U.S.
   government, its
   agencies, and
   sponsored entities        $3,029,155       $34,463         $2,140       $3,061,478

Other investments                12,000            --             --           12,000
                             ----------       -------         ------       ----------
      Total                  $3,041,155       $34,463         $2,140       $3,073,478
                             ==========       =======         ======       ==========
                                               GROSS          GROSS         ESTIMATED
                              AMORTIZED      UNREALIZED     UNREALIZED         FAIR
AVAILABLE FOR SALE              COST           GAINS          LOSSES          VALUE
                             ==========       =======         ======        =========
      1994
Obligations of U.S.
   government, its
   agencies, and
   sponsored entities        $2,318,402       $    --        $86,233       $2,232,169

Other investments                12,000            --             --           12,000
                             ----------       -------        -------       ----------
      Total                  $2,330,402       $    --        $86,233       $2,244,169
                             ==========       =======        =======       ==========
HELD TO MATURITY
      1995
Obligations of
   U.S. government,
   its agencies, and
   sponsored entities        $4,953,295       $13,060       $ 69,480       $4,896,875
                             ----------       -------       --------       ----------
     1994
Obligations of
   U.S. government,
   its agencies, and
   sponsored entities        $4,865,731       $    --       $675,961       $4,189,770
                             ==========       =======       ========       ==========

     The amortized cost and estimated fair value of investment securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                AVAILABLE FOR SALE           HELD TO MATURITY
                             =========================    =======================
                                           ESTIMATED                    ESTIMATED
                              AMORTIZED       FAIR        AMORTIZED       FAIR
                                COST         VALUE          COST          VALUE
                             ==========    ==========    ==========    ==========

Due in one year or less      $  499,195    $  497,863    $  499,900    $  499,350
Due after one year
   through five years         2,529,960     2,563,615     4,453,395     4,397,525
Due after five years
   through ten years             12,000        12,000            --            --
                             ----------    ----------    ----------    ----------
      Total                  $3,041,155    $3,073,478    $4,953,295    $4,896,875
                             ==========    ==========    ==========    ==========

     At December 31, securities pledged as collateral for public deposits and for other purposes as required or permitted by law were as follows:

                                      1995                        1994
                             =========================   ========================
                                           ESTIMATED                    ESTIMATED
                              AMORTIZED       FAIR        AMORTIZED       FAIR
                                COST         VALUE          COST          VALUE
                             ==========    ==========    ==========    ==========

Available for sale           $2,380,580    $2,407,721    $2,318,402    $2,232,169
Held to maturity              4,953,295     4,896,875     4,865,731     4,189,770
                             ----------    ----------    ----------    ----------
      Total                  $7,333,875    $7,304,596    $7,184,133    $6,421,939
                             ==========    ==========    ===========   ==========

     Proceeds from sales together with gross gains and losses realized on sales of securities were as follows:

                                                    AVAILABLE FOR SALE
                                                ==========================
                                                  1995             1994
                                                =======        ===========
      Proceeds from sale                        $    --        $ 5,299,565
      Gross realized gains                           --                 --
      Gross realized losses                          --                260.


4. LOANS AND ALLOWANCE FOR LOAN LOSSES

     The composition of the loan portfolio at December 31 was as follows:

                                                   1995             1994
                                                ===========     ===========
      Real estate -
         mortgage                               $17,107,062     $16,328,682
      Real estate -
         construction                               220,750          29,082
      Commercial                                 10,462,988       9,124,952
      Consumer                                    2,021,200       1,519,646
                                                -----------     -----------
         Total loans                            $29,812,000     $27,002,362
                                                ===========     ===========

     Certain senior officers, directors and companies in which officers and directors are partners and principal stockholders have had loan transactions with the Bank. Such extensions of credit have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders and at the time did not involve more than the normal risk of collectibility or present other unfavorable circumstances. The following summarizes changes in amounts outstanding, both direct and indirect, to such persons during 1995 and 1994:

                                                1995           1994
                                             =========     ==========
   Balance at January 1                      $ 515,000     $1,293,000
   Amounts borrowed                            620,000        377,000
   Amounts paid                               (121,000)      (461,000)
   Participation sold                         (375,000)      (694,000)
                                             ---------     ----------
   Balance at December 31                    $ 639,000     $  515,000
                                             =========     ==========

     Activity in the allowance for loan losses for the three years ended December 31 is as follows:

                                          1995         1994         1993
                                       ========     ========     ========
   Balance at January 1                $704,256     $808,580     $891,872
   Provision (recovery)
      for loan losses                   (30,000)    (114,457)          --
   Loans charged-off                    (34,553)    (135,942)    (594,369)
   Recoveries                           108,777      146,075      511,077
                                       --------     --------     --------
   Balance at December 31              $748,480     $704,256     $808,580
                                       ========     ========     ========

     At December 31, 1995, the Corporation had one loan of $77,406 classified as impaired. The average balance of this loan during 1995 was $77,542. The allowance for loan losses related to this impaired loan was $22,000 at December 31, 1995. The following is a summary of cash receipts on this loan and how they were applied in 1995:

   Cash receipts applied to principal balance         $1,575
   Cash receipts recognized as interest income         4,202
                                                      ------
      Total cash receipts                             $5,777
                                                      ======

     If interest on this loan had been recognized at the original interest rate, income would have increased $3,431 for 1995. There were no other nonaccrual loans at December 31, 1995 and there were no nonaccrual loans at December 31, 1994.

5. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

                                           1995               1994
                                       ==========         ==========
   Leasehold improvements              $  704,471         $  676,971
   Equipment                              428,273            852,548
   Furniture and fixtures                  85,688            187,196
                                        1,218,432          1,716,715
      Less accumulated depreciation      (867,621)        (1,427,478)
                                       ----------         ----------
                                       $  350,811         $  289,237
                                       ==========         ==========

     The Bank leases office space under various lease agreements. Rental expense for 1995, 1994 and 1993 totaled $244,244, $258,890, and $203,293, respectively.
Future minimum annual lease payments for operating leases are as follows:

                          1996            $293,834
                          1997             293,834
                          1998             293,834
                          1999             264,690
                          2000             119,000
                          Thereafter       445,664

6. DEPOSITS

     Deposits at December 31 are summarized as follows:

                                           1995         1994
                                       ===========  ===========
Noninterest bearing                    $ 7,948,559  $ 8,849,851
   Interest bearing:
      Savings and interest checking      9,240,059    9,665,590
      Money market                       9,386,535   10,310,034
      Certificates of deposit
         of $100,000 or more             1,833,470    1,104,683
      Other                              8,261,878    6,912,205
                                       -----------  -----------
         Total interest bearing         28,721,942   27,992,512
                                       -----------  -----------
         Total                         $36,670,501  $36,842,363
                                       ===========  ===========

7. STOCK OPTION PLAN

     On April 8, 1994, the shareholders approved, and on May 12, 1994, the Corporation adopted a stock option plan for outside Directors and an incentive stock option plan for key employees. The plans provide that 100,000 and 200,000 shares of common stock of the Corporation be reserved for each Plan, respectively. The option price shall be the fair market value of the common stock on the date the option is granted, and the option must be exercised within ten years from the date granted.

     On May 12, 1994, options to purchase 30,000 shares at a price of $1.75 per share were granted pursuant to the plan for outside Directors and options to purchase 60,500 shares at a price of $1.75 per share were granted pursuant to the incentive stock option plan for key employees. Options shall vest and become exercisable one year from the grant date.

     In 1995, options to purchase 15,000 shares at a price of $2.75 per share were granted pursuant to the plan for outside Directors. There were no options exercised in 1995.

8. INCOME TAXES

     The Corporation has not recognized any income tax expense or benefit for the three years ended December 31, 1995. The utilization of net operating loss carryforwards effectively eliminated income tax expense for 1995 and 1994. The inability to carryback the loss in 1993 eliminated any benefit recognition for that year.

     A reconciliation of the differences between the statutory federal income tax rate and the Corporation's effective tax rate for the years ended December 31 is as follows:

                                                             1995              1994              1993
                                                      ================   ================   ================
                                                       Amount       %     Amount       %     Amount       %
                                                      =========   ====   =========   ====   =========   ====
Tax (benefit) at
  statutory rate                                      $  93,885   34.0%  $  24,477   34.0%  $(252,198) (34.0)%
State income  taxes
  net of federal
  income tax benefit                                     15,705    5.7       3,326    4.6          --     .0
Net operating loss
  carryforward
  (utilization)                                        (109,590) (39.7)    (27,803) (38.6)    252,198   34.0
                                                      ---------   ----   ---------  -----   ---------  -----
                                                      $      --     .0%  $      --     .0%  $      --     .0%
                                                      =========   ====   =========   ====   =========   ====

     Components of deferred income tax benefit (expense) for the years ended December 31 were as follows:


                                         1995         1994         1993
                                       =========    =========    =========
Loss provision -
   foreclosed real estate              $  11,586    $ (21,158)   $ (44,611)
Depreciation                               1,176        8,072       24,089
Provision for loan losses                 33,279      (24,090)     (32,167)
Net operating loss
   carryforward                         (170,030)      11,084      286,468
Other                                      3,048       (3,953)          --
                                       ---------    ---------    ---------
Deferred tax benefit (expense)
   before limitations                   (120,941)     (30,045)     233,779
                                       ---------    ---------    ---------
Income tax benefit limitation            120,941       30,045     (233,779)
Deferred tax benefit                   $      --    $      --    $      --
                                       =========    =========    =========

     At December 31, 1995 and 1994 net deferred tax assets consisted of the following:

                                                              1995         1994
                                                          ==========   ==========
Deferred tax assets:
  Net operating loss carryforward                         $1,255,091   $1,425,121
  Allowance for loan losses                                  272,863      239,584
  Foreclosed real estate -
     valuation allowance                                      44,028       32,442
  Depreciation                                                24,032       22,856
  Unrealized holding losses on investment
      securities available for sale                               --       33,303
  Unrealized holding losses on investment
     securities transfers from available for
     sale to held to maturity                                111,782      145,551
  Other                                                        1,357        1,633
                                                          ----------   ----------
                                                           1,709,153    1,900,490
  Valuation allowance for deferred tax assets              1,694,381   (1,894,878)
                                                          ----------   ----------
     Total deferred tax assets                                14,772        5,612
                                                          ----------   ----------
Deferred tax liabilities:
  Loan fees and costs                                         (2,288)      (5,612)
  Unrealized holding gains on investment
     securities available for sale                           (12,484)          --
        Total deferred tax liabilities                       (14,772)      (5,612)
                                                          ----------   ----------
        Net deferred tax assets                           $       --   $       --
                                                          ==========   ==========

     A valuation allowance has been established to eliminate all deferred tax assets due to the uncertainty regarding their realization.

     The Corporation has a federal net operating loss carryforward of approximately $3,286,000 that can be used to offset future taxable income through the year 2009.

9. REGULATORY MATTERS AND RESTRICTIONS

   General

     During 1994, the Bank operated under a Memorandum of Understanding ("MOU") with the Federal Deposit Insurance Corporation ("FDIC") and the Bank Commissioner of the State of Maryland ("Commissioner"). The MOU required the Bank to achieve a Tier I capital to total asset ratio of 7% by December 31, 1994. This requirement significantly exceeded minimum regulatory capital levels and, at December 31, 1994, the Bank's capital to total asset ratio of 8.55% exceeded this capital requirement. In February 1995, the Bank underwent a Tier I examination performed jointly by the FDIC and the Commissioner. The examination included all aspects of the Bank's capital, assets, management, earnings, and liquidity. As a result, the FDIC and the Commissioner terminated the MOU, thus removing the Bank from this regulatory operating agreement.

   Dividends

     Dividends payable by the Corporation are unrestricted, although the ability of the Corporation to pay dividends depends upon dividends received by it from the Bank. The Board of Directors adopted a resolution specifying that no dividends will be paid by the Bank to the Corporation except from the undivided profits of the Bank or with the prior approval of the Bank Commissioner of the State of Maryland and the Regional Director of the FDIC from the Bank's surplus in excess of 100% of its required capital stock. In addition, restrictions are also imposed upon the ability of the Bank to make loans to the Corporation, purchase stock in the Corporation, or use the Corporation's securities as collateral for indebtedness of the Bank.

    Cash and Due From Banks

     The Federal Reserve System requires that banks maintain reserve balances based on the type and amount of deposits. At December 31, 1995 and 1994, the Bank was required to maintain reserves of $258,000 and $293,000, respectively.

10. LITIGATION

     At December 31, 1995, the Corporation was involved in litigation arising from normal banking, financial, and other activities of the Bank. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Corporation's financial condition.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments as well as its exposure to credit loss in the event of nonperformance by the other party. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1995 and 1994, the Bank's total unfunded commitments to extend credit were $4,107,491 and $3,550,686, respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, equipment, commercial properties, and other business assets as may be deemed appropriate.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and totaled $232,700 and $205,791 at December 31, 1995 and 1994, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies but may include accounts receivable, inventory, equipment, marketable securities, property, and other business assets as may be deemed appropri-ate. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", requires the disclosure of estimated fair values of financial instruments. Quoted market prices, where available, are shown as estimates of fair market values. Because no quoted market prices are available for a significant part of the Corporation's financial instruments, the fair values of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates .

     Present value techniques used in estimating the fair value of many of the Corporation's financial instruments are significantly affected by the assumptions used. The fair values derived from using present value techniques are not substantiated by comparisons to independent markets, and in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

     The estimated fair values of the Corporation's financial instruments at December 31, 1995 are as follows:

                                                     CARRYING        FAIR
                                                      AMOUNT        VALUE
                                                    ==========     =======
Financial assets:
   Cash and due from banks                         $ 1,557,453   $ 1,557,453
   Time deposits with banks                             95,000        95,000
   Investment securities:
      Available for sale                             3,073,478     3,073,478
      Held to maturity                               4,953,295     4,896,875
   Loans, net of allowance                          29,063,520    28,830,875
   Accrued interest receivable                         315,595       315,595
Financial liabilities:
   Deposits                                         36,670,501    36,738,962
   Federal funds purchased and securities
      sold under agreements to repurchase               59,000        59,000
   Accrued interest payable                             67,319        67,319

     The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

   . Cash and due from banks and time deposits: The carrying amounts reported in the balance sheet for these assets are considered to approximate their fair values.

   . Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   . Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate real estate, consumer and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

   . Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts.) The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

   . Federal funds purchased and securities sold under agreements to repurchase:
     The carrying amounts approximate their fair values.

13. PARENT COMPANY FINANCIAL INFORMATION

     Condensed balance sheets, statements of income (loss) and statements of cash flows for FWB Bancorporation (parent only) are presented below:

                                BALANCE SHEETS

                                                    DECEMBER 31,
                                                1995           1994
                                             ==========     ==========
ASSETS:
  Cash                                       $  151,989     $   62,166
  Investments in subsidiary                   3,588,996      3,043,052
  Other assets                                      416             --
                                             ----------     ----------

    TOTAL ASSETS                             $3,741,401     $3,105,218
                                             ----------     ----------

LIABILITIES:
  Accrued expenses
    and other liabilities                    $    1,895     $      198
                                             ----------     ----------

STOCKHOLDERS' EQUITY:
  Common stock                                  325,883        317,883
  Additional paid-in capital                  8,475,617      8,331,259
  Accumulated deficit                        (4,804,877)    (5,081,010)
  Net unrealized holding loss on
    investment securities                      (257,117)      (463,112)

     Total stockholders' equity               3,739,506      3,105,020
                                             ----------     ----------

   TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                   $3,741,401     $3,105,218
                                             ==========     ==========

                          STATEMENTS OF INCOME (LOSS)

                                       1995         1994         1993
                                    =========      =======    =========
Fee income                          $  49,944      $    --    $      --
Interest and other expenses          (113,760)          --       (4,938)
                                    ---------      -------    ---------

(Loss) income before
  income taxes and
  equity in undistributed
  (loss) income
  of subsidiaries                     (63,816)          --        4,938
Income tax (benefit)                       --           --           --
                                    ---------      -------    ---------
(Loss) income before equity
  in undistributed
  (loss) income
  of subsidiaries                     (63,816)          --        4,938
Equity in undistributed
  income (loss)
  of subsidiaries                     339,949       71,991     (746,798)
                                    ---------      -------    ---------

Net income (loss)                   $ 276,133      $71,991    $(741,860)
                                    =========      =======    =========

                           STATEMENTS OF CASH FLOWS

                                       1995         1994         1993
                                    =========     ========    =========
CASH FLOWS FROM
  OPERATING ACTIVITIES:
  Net income (loss)                 $ 276,133     $ 71,991    $(741,860)
  Adjustments to reconcile
    net income (loss) to
    net cash provided by
    operating activities:
  Equity in undistributed (loss)
    income of subsidiaries           (339,949)     (71,991)     746,798
  Net changes in:
  Other assets                           (416)          --           --
  Accrued expenses and
    other liabilities                   1,697           --       (4,938)
                                   ----------     --------   ----------
  Net cash used in
    operating activities              (62,535)          --           --
                                   ----------     --------   ----------

CASH FLOWS FROM
  INVESTING ACTIVITIES:
  Capital contributed
    to subsidiary                          --     (800,000)  (1,410,000)
                                   ----------     --------   ----------

CASH FLOWS FROM
  FINANCING ACTIVITIES:
  Proceeds from issuance
    of common stock                   152,358      832,657    1,413,000
  Expenditure to repurchase
    mandatory convertible
    subordinated debenture                 --           --      (10,000)
                                   ----------     --------   ----------

  Net cash provided by
    financing activities              152,358      832,657    1,403,000
                                   ----------     --------   ----------

NET INCREASE (DECREASE)
  IN CASH                              89,823       32,657       (7,000)

CASH AT BEGINNING OF YEAR              62,166       29,509       36,509
                                   ----------     --------   ----------
CASH AT END OF YEAR                $  151,989     $ 62,166   $   29,509
                                   ==========     ========   ==========

    20