Form 10KSB40, Exhibit 13
period 1996-12-31
FWB BANCORPORATION
filed 1997-03-26
CIK 719488

                                  EXHIBIT 13


                               TABLE OF CONTENTS


     Selected Financial Data...........................................1

     President's Message...............................................2

     Management's Discussion and Analysis of Results
        of Operations and Financial Condition..........................3

     Independent Auditor's Report......................................9

     Consolidated Financial Statements:

        Balance Sheets................................................10

        Statements of Income..........................................11

        Statements of Changes in Stockholders' Equity.................12

        Statements of Cash Flow.......................................13

     Notes to Consolidated Financial Statements.......................15

     Report of Management.............................................26

     Directors and Officers...........................................27

     Locations and General Information................................28

     Directory of Products and Services...............................30


                            SELECTED FINANCIAL DATA
                  (Dollars in thousands except per share data)


                                                           At or For Year Ended December 31,
                                                 ---------------------------------------------------
                                                   1996       1995      1994       1993       1992
                                                 --------   --------  --------   --------   --------
Operating Results:
Net interest income                              $  2,743   $  2,381  $  2,155   $  1,427   $  1,773
Provision for loan losses                             (35)       (30)     (114)         -        418
Non-interest income                                   520        442       400        505        415
Non-interest expense                                3,085      2,577     2,597      2,673      2,826
Net income (loss) before  income taxes                213        276        72       (742)    (1,055)
Income taxes (benefit)                                  5          -         -          -       (620)
Net income (loss)                                     208        276        72       (742)      (435)

Per Share Data:
Net income (loss)                                $   0.06   $   0.09  $   0.03   $  (0.39)  $  (0.78)
Book value                                           1.53       1.15      0.98       0.90       1.47

Financial Condition:
Total assets                                     $101,125   $ 40,678  $ 41,413   $ 39,405   $ 37,385
Investment securities                              16,478      8,027     7,110     10,908     10,470
Loans - net                                        72,707     29,064    26,298     22,588     19,274
Deposits                                           91,283     36,671    36,842     36,863     35,229
Stockholders' equity                                6,021      3,740     3,105      2,471      1,974

Selected Ratios:
Return on average assets                             0.34%      0.65%     0.18%     NA (1)    NA (1)
Return on average equity capital                     4.30       7.88      3.51      NA (1)    NA (1)
Tier I capital to average assets (Bank only)         9.78       9.73      8.59       6.70%      5.01%
Average equity to average assets                     7.99       8.28      5.13       5.68       2.31
Non-performing loans to total loans                  1.75       1.56      1.47       1.88       4.87
Non-performing assets to total assets                2.24       3.98      4.90       8.51      13.47


(1) The corporation had losses in each of these years.


                           FORWARD-LOOKING STATEMENTS

  The following letter to our shareholders, management's discussion, and other portions of this Annual Report include statements of management's goals and expectations that are based upon assumptions about the future, including future economic conditions, interest rates, and the financial condition of the Bank's borrowers. Because these forward-looking statements are based upon assumptions about the future, they are subject to significant uncertainies, so that actual future results may differ from those stated.

March 7, 1997


To Our Shareholders:

     The past year was a period of fiscal and physical growth for your Company and its wholly-owned subsidiary, GrandBank, formerly FWB Bank (the Bank). With the support of our customers and shareholders, strong leadership from our Board of Directors and the talent of our officers and employees, the Bank is now five branches strong with more than 45 full-time employees and assets of over $100 million.

     In September, the Company sold 666,666 shares of its common stock in a private placement for net proceeds of approximately $2 million. The proceeds of this sale were invested in the capital of the Bank, and provided additional capital to support a new branch and operations facility in Bethesda, Maryland and the acquisition of the Alexandria, Virginia branch of First Commonwealth Savings Bank. This acquisition brought the Bank into the thriving Northern Virginia marketplace along with approximately $60 million in deposits and a portfolio of seasoned commercial and consumer loans.

     We expect 1997 to be another year of exciting changes. The beginning of the year will see the implementation of significant improvements in technology, products, delivery systems, and the initiation of in-depth staff training programs. These across-the-board upgrades will enable the Bank to provide customers with today's most innovative banking products and services and equip us to meet the future needs of our diverse and dynamic urban community in this age of information and technology.

     Another significant change has taken place in March of 1997. FWB Bank changed its name to GrandBank, reflecting the revitalized attitude of the Bank and the new changes taking place. GrandBank will retain the personalized customer service focus that brought customers to us in the past, while adding innovative products and services that will enable GrandBank to better serve its new and longtime customers.

     Building upon the success of 1996, we are now ready to achieve our vision of being a strong and significant competitor in the community banking marketplace. With the continuing support of our customers and shareholders, and the dedication of our Directors, officers and employees, we will achieve this vision together in 1997 and the years to come.

                                       Sincerely,


                                       Steven K. Colliatie
                                       President & CEO

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


Business of the Company and Bank

     FWB Bancorporation (the "Corporation") is a single bank holding company doing business through its subsidiary bank, GrandBank (formerly FWB Bank) (the "Bank"). As a community bank operating four branches in Mongtomery County, Maryland and one branch in Alexandria, Virginia, the Bank offers deposit accounts and associated services to businesses and individuals and makes loans and invests in qualified securities. In addition, the Bank's income includes fees on deposit accounts and loans.

Financial Condition

     Total assets of FWB Bancorporation and the Bank were $101.1 million at December 31, 1996. This was a 149% increase from total assets of $40.7 million at December 31, 1995, primarily as a result of the September 20, 1996 acquisition of certain loans, deposit liabilities, real estate and personal property from First Commonwealth Financial Corp. and its wholly owned federal savings bank subsidiary, First Commonweath Savings Bank, F.S.B. of Alexandria, Virginia ("FSB").

     In connection with the acquisition, the Corporation borrowed $3.5 million and sold 666,666 newly issued shares of common stock, par value $.10 per share, in a private placement offering to a limited number of accredited investors, at a price of $3.00 per share. The acquisition was accounted for as a purchase under generally accepted accounting principles, and accordingly, the assets acquired and liabilities assumed were recorded at their fair values. As a result, the following were recorded: deposits with a fair value of $59.8 million; loans, net of the applicable allowance for losses, of $36.5 million, land and building with a combined fair value, based upon appraisal, of $1.2 million; cash in the amount of $21 million; and other assets with a fair value of $100 thousand. In addition, a deposit intangible of approximately $1.2 million and goodwill of $344 thousand were recorded in connection with the acquisition, and are being amortized over periods of 9 years and 12 years respectively.

     Total loans increased by $43.9 million (148%) to $73.7 million. This increase consists primarily of the loans acquired in the transaction described above in the amount of $36.7 million.

     Total deposits increased 149% to $91.3 million in 1996 from $36.7 million in 1995. This increase consists primarily of deposit liabilities assumed under the transaction described above in the amount of $59.8 million. The deposit liabilities assumed consisted of $49.7 million of certificates of deposit, $7.7 million in interest bearing transaction accounts and $2.4 million in demand deposits. As a result of this transaction, noninterest bearing deposits decreased to 11% of total deposits at December 31, 1996 compared to 22% at December 31, 1995.

     Capital Adequacy. Stockholders' equity of $6 million at December 31, 1996 increased $2.3 million from December 31, 1995. This increase includes earnings of $208 thousand and an improvement in net unrealized holding losses on investment securities of $77 thousand in 1996.

     A private placement offering in the amount of $2 million was completed in September 1996 in connection with the consummation of the acquisition of assets and assumption of deposit liabilities previously discussed.

     At December 31, 1996, the Bank's ratio of Tier I capital to total average assets equaled 6.80% which exceeded the minimum leverage capital ratio of 4% by 2.80%. At December 31, 1996, the Bank's Tier I capital to risk-weighted assets ratio was 9.00% which exceeded the minimum required ratio of 4% by 5.00%. The Bank's total capital to risk weighted assets ratio at December 31, 1996 was 10.25% which exceeded the minimum required ratio of 8% by 2.25%.

     Investment Activity. Total investment securities increased to $16.5 million at December 31, 1996 from $8 million at December 31, 1995, as a portion of the cash received in the FSB acquisition was used to purchase fixed rate government sponsored entity issues. The purchases were the result of an evaluation of short-term liquidity needs and current yields. In addition, there was an increase in the carrying value of securities in the held to maturity portfolio due to accretion of discounts on securities previously transferred from the available for sale portfolio.

     Asset/Liability Management. The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits. Interest rate risk arises due to fluctuations in the general level of interest rates. The Bank seeks to manage its interest rate risk through its Asset/Liability Management Committee (ALCO) established by the Board of Directors and consisting of the full Board and the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer and the Senior Retail Banking Officer. The ALCO establishes and monitors the volume and mix of the Bank's assets and funding sources to produce results which are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

     Liquidity management enables the Bank to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. The Bank's liquidity is enhanced by its ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. The Bank's core deposit base, consisting of demand deposits, money market, and savings accounts supplemented by other deposits of varying maturities and rates contributes to the Corporation's liquidity. The Bank's liquidity position, those assets invested in cash, federal funds, and obligations of the U.S. Government, its agencies and sponsored entities available for sale, of $10 million at December 31, 1996, reflected an increase of $5.1 million from December 31, 1995. This increase is due primarily to additions of investment securities to the Bank's available for sale portfolio and an increase in carrying value of securities in the Bank's available for sale portfolio as a result of increases in estimated fair value. Funds available through short-term borrowings and asset maturities are considered adequate to meet all current needs. At December 31, 1996, the Corporation has the ability to borrow up to $6,810,000 against collateral consisting of securities in its investment portfolio. Although this liquidity position remains adequate, the Bank continues to experience increased loan demand which could have an adverse impact on liquidity. The Bank also has a $5 million borrowing line with the Federal Home Loan Bank of Atlanta. This line may be utilized as a supplementary source of funding growth of the Bank. Management continues to evaluate the asset and liability mix to ensure that liquidity needs are met.

     The loan to deposit ratio at December 31, 1996 was 80.8% which is down from 81.3% at December 31, 1995. The Bank's marketing efforts will increasingly focus on the growth of core deposits, particularly on the retail side in order to support continued loan growth.

     In managing interest rate sensitivity, the Bank seeks to produce a profitable net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to limit adverse fluctuations in net interest income resulting from interest rate movements through analysis of repricing frequencies and income simulation modeling techniques.

     The amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 which are anticipated by the Bank based on certain assumptions, to reprice or mature in future time periods, are set forth in the Sensitivity Analysis below.

                         INTEREST SENSITIVITY ANALYSIS
                               December 31, 1996
                                (In Thousands)


                                       3 mos.   Over 3 mos. Over 1 year    Over     All
                                       or less   to 1 year   to 5 year   5 years   other     Total
                                      --------- ----------- ----------  --------- -------   -------
Interest-Earning Assets:
Time deposits with banks                $ 3,000   $     -    $     -    $     -   $     -   $ 3,300
Fed. funds sold                             624         -          -          -         -       624
Investments                              10,250     3,430          -      2,798         -    16,478
Loans                                    40,200    16,478     13,595      3,451         -    73,724
                                       --------  --------   --------   --------  --------  --------
Total Interest-Earning Assets           $54,374   $19,908    $13,595    $ 6,249   $     -   $94,126
                                       ========  ========   ========   ========  ========  ========

Interest-Earning Liabilities:
Savings & interest checking             $12,832   $     -    $     -    $     -   $     -   $12,832
Money market checking                    13,456         -          -          -         -    13,456
Time deposits                            15,753    25,444     13,991          -         -    55,188
                                       --------  --------   --------   --------  --------  --------
Total Interest Bearing Liabilities      $42,041    25,444    $13,991    $     -   $     -    81,476
                                       ========  ========   ========   ========  ========  ========

CUMULATIVE GAP                          $12,333   $ 6,797    $ 6,401    $12,650   $12,650   $12,650
CUMULATIVE GAP TO TOTAL ASSETS           12.38%     6.82%      6.43%     12.70%    12.70%    12.70%




Note: The table represents the earlier of the maturity or repricing dates for various assets and liabilities at December 31, 1996.

    The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Bank has assumed that its savings, interest checking, and money market accounts reprice daily. At December 31, 1996, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage to total assets was positive 6.82%. This positive gap position means the Bank had $6.8 million more assets than liabilities repricing within one year. This generally indicates that in a period of declining interest rates, the Bank's net interest income may be adversely affected. Conversely, in a rising interest rate environment, the Bank's net interest income may improve.

    Allowance for Loan Losses. At December 31, 1996, the allowance for losses was $1.02 million or 1.38% of loans outstanding compared to $748 thousand or 2.51% of loans outstanding as of December 31, 1995, an increase of $268 thousand. During 1996 the allowance for losses was increased by $220 thousand as a result of the acquisition of a seasoned portfolio of loans from FSB as described above. At December 31, 1996, the allowance for loan loss was 79% of non-performing loans compared to 161% of non-performing loans at December 31, 1995.

    A reduction of the allowance for loan losses in the amount of $35 thousand through a reversal of a prior year's provision for loan losses was recognized in 1996 based upon levels of credit quality, the greater percentage of real estate mortgage loans to total loans and recoveries, among other factors. For additional information, please see notes 1 and 5 to the consolidated financial statements. In management's opinion, the allowance for loan losses as of December 31, 1996 is adequate to cover potential losses that can be anticipated at this time based on current risks and knowledge of the portfolio.

    Non-Performing Loans and Assets. The Bank's non-performing assets totaling $2.3 million consist of loans delinquent 90 days or more, non-accrual loans, restructured loans, other real estate owned ("OREO"), and other assets. The percentage of non-performing assets to total assets decreased to 2.24% at December 31, 1996 from 3.98% at December 31, 1995. Management intends to continue its efforts to reduce non-performing assets through future sales of OREO and other assets and upgrading of non-performing loans.

    Non-performing loans totaled $1.3 million at December 31, 1996, compared to $465 thousand at December 31, 1995. Non-performing loans at December 31, 1996 consist of loans delinquent 90 days or more totaling $184 thousand, two loans in non-accrual status in the amount of $742 thousand and one restructured loan in the amount of $361 thousand. This restructured loan has been renegotiated and is currently performing within its new terms. The increase in non-performing loans resulted primarily from a non-accrual loan in the amount of $648 thousand which became 90 days past due in the third quarter of 1996. The loan is collateralized by single family lots. A specific reserve for this loan has been established.

    At December 31 1996, OREO, net of valuation reserve, was $975 thousand, which is a decrease of $77 thousand compared to net OREO at December 31, 1995. This amount includes four properties. There is a valuation reserve in the amount of $30,000 which was established in the first quarter of 1995 for one property as a result of an updated appraisal. This property is currently generating rental income on a monthly basis. In addition, the lease agreement contains a purchase option at a price significantly above the Bank's carrying value. It is management's belief that the property will be sold for the option price at the end of the lease. Generally, the Bank evaluates the fair value of each property owned annually. These evaluations may be appraisals or other market studies. At December 31, 1996, management believes the carrying amounts for OREO properties approximate fair value. There were no additions to OREO in 1996.

Results of Operations

    Net Income. The corporation had net income of $208 thousand for the year ended December 31, 1996, a decrease of $68 thousand or 25% compared to net income in 1995. Earnings per share were $0.06 in 1996 compared to $0.09 in 1995. The decrease is primarily attributable to an increase in compensation, occupancy, and equipment expenses relating to opening the Bank's new branch in Bethesda, Maryland.

    Net Interest Income. Net interest income is the difference between interest income on earning assets and interest expense on deposits and other borrowed funds. Net interest income for the year ended December 31, 1996 of $2.74 million reflected an increase of $362 thousand or 15% compared to 1995. Total interest income of

$4.8 million in 1996 was an increase of $1.3 million or 38% over 1995. This increase was primarily the result of increases of $1.1 million in interest and fees on loans and $189 thousand in interest on investment securities. The increase in earnings on loans and investments was due to increases in average outstanding balances of $13.4 million and $2.4 million, respectively. Likewise, interest paid on deposits increased by $789 thousand or 72% in 1996 due to an increase in the average balance outstanding during the year of $15.1 million and an increase in the average cost of funds of 0.52%. Increases in average outstanding balances were primarily the result of the acquisition of certain assets and liabilities of FSB as previously described.

    The average yield on earning assets for the year ended December 31, 1996, was 8.49% compared to 8.95% in 1995. The average interest rate paid on interest bearing deposits in 1996 was 4.20% compared to 3.68% in 1995. Net interest margin is the ratio of net interest income to average earning assets. For the year ended 1996, net interest margin was 4.85% compared to 6.11% for the year ended December 31, 1995. The following tables illustrate the Corporation's analysis of average balances, yields and changes in net interest income for the fiscal years indicated.

                                     THREE YEAR AVERAGE CONSOLIDATED BALANCE SHEETS AND RATES
                                                      (Dollars in thousands)

                                              Average Balance (1)            Yield/Cost (2)             Income/Expense (2)
                                            -----------------------      ----------------------      ------------------------
                                              1996    1995   1994         1996     1995    1994        1996   1995      1994
                                           -------  ------- -------      ------   ------  ------     ------- ------    ------
Interest-earning assets:
  Loans                                    $42,891  $29,524 $24,464       9.44%   10.03%   9.43%      $4,051  $2,961   $2,307
  Investment securities                     10,297    7,889  10,716       6.05     5.51    7.02          623     435      752
  Other interest-earning assets              3,386    1,555     785       3.84     5.92    3.69          130      92       29
                                           -------  ------- -------      ------   ------  ------     -------  ------   ------
    Total interest-earning assets           56,574   38,968  35,965       8.49     8.95    8.59        4,804   3,488    3,088
Noninterest-earning assets                   3,899    3,299   4,060
                                           -------  ------- -------
Total assets                               $60,473  $42,267 $40,025
                                           =======  ======= =======

Interest-bearing liabilities:
  Savings & interest checking              $10,141  $ 9,314 $ 9,799       2.32%    2.57%   2.44%        $235    $239     $239
  Money market accounts                     11,187   10,210  10,738       3.33     3.37    2.92          373     344      314
  Time deposits                             23,398   10,129   8,300       5.44     5.02    4.20        1,272     508      349
                                           -------   ------  ------      ------   ------  ------     -------   -----    -----
    Total interest-bearing deposits         44,726   29,653  28,837       4.20     3.68    3.13        1,800   1,091      902
  Other interest-bearing liabilities         1,745      266     630       5.56     6.02    4.92          181      16       31
                                           -------   ------  ------      ------   ------  ------     -------   -----    -----
    Total interest-bearing liabilities      46,471   29,919  29,467       4.25     3.70    3.17        2,061   1,107      933
Noninterest-bearing liabilities:
   Demand deposits                           8,973    8,825   8,374
   Other noninterest-bearing liabilities       195      202     132
Stockholders' equity                         4,834    3,321   2,052
                                           -------   ------  ------
Total Liabilities and Stockholder's Equity $60,473  $42,267 $40,025
                                           =======  ======= =======
   Interest Rate Spread                                                   4.24%    5.25%   5.42%
   Net Interest Margin/Income                                             4.85%    6.11%   5.99%      $2,743  $2,381  $ 2,155

1. Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis.
2. Yields/costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

               NET INTEREST INCOME/CHANGES DUE TO VOLUME AND RATE
                                  (In Dollars)

                                                     1996 versus 1995                               1996 versus 1995
                                     -----------------------------------------------  ---------------------------------------------
                                                          Change due to (1)                              Change due to (1)
                                      Increase   -----------------------------------   Increase  ----------------------------------
                                     (Decrease)     Rate       Volume    Rate/Volume  (Decrease)    Rate      Volume    Rate/Volume
                                     ----------  ---------   ----------  -----------  ---------  ---------  ----------  -----------
Interest Income:
  Loans                              $1,090,056  $(174,194)  $1,343,112  $ (78,862)  $ 653,398  $  146,452  $ 477,195   $    30,291
  Investment securities                 187,610     42,600      132,009     13,001    (317,025)   (161,133)  (198,401)       42,509
  Other interest-earning assets          38,657    (32,340)     109,078    (38,081)     62,670      17,172     28,655        16,843
                                     ----------  ---------   ----------  ---------   ---------  ----------  ---------   -----------
    Total interest-earning assets    $1,316,323  $(163,934)  $1,584,199  $(103,942)  $ 399,583  $    2,491  $ 307,449   $    89,643
                                     ==========  =========   ==========  =========   =========  ==========  =========   ===========


Interest Expense:
  Savings & interest checking        $   (3,816) $ (23,283)  $   21,535  $  (2,068)  $     (71) $   12,347  $ (11,807)  $      (611)
  Money market accounts                  29,155     (4,083)      33,628       (390)     30,267      48,064    (15,433)       (2,364)
  Time deposits                         763,277     42,539      665,003     55,735     159,406      67,624     76,880        14,902
                                     ----------  ---------   ----------  ---------   ---------  ----------  ---------   -----------
    Total interest-bearing deposits     788,616     15,173      720,166     53,277     189,602     128,035     49,640        11,927
  Other interest-bearing liabilities    165,364     (1,222)     173,390     (6,804)    (15,507)      6,507    (18,254)       (3,760)
                                     ----------  ---------   ----------  ---------   ---------  ----------  ---------   -----------
    Total interest-bearing
     liabilities                     $  953,980  $  13,951   $  893,556  $  46,473   $ 174,095  $  134,542  $  31,386   $     8,167
                                     ==========  =========   ==========  =========   =========  ==========  =========   ===========


Net Interest Income                    $362,343  $(177,885)    $690,643  $(150,415)   $225,488   $(132,051)  $276,063       $81,476

1. Variances are computed on a line-by-line basis and are non-additive.


     Provision for Loan Losses. A reduction of the allowance for loan losses in the amount of $35 thousand through a reversal of a prior year's provision for loan losses was recognized in 1996. This was the result of management's evaluation that the allowance for loan losses was more than adequate as described above.

     Noninterest Income. Noninterest income for the year ended December 31, 1996 was $520 thousand compared to $443 thousand in 1995, an increase of $77 thousand or 17%. This increase is primarily due to an increase in service charges on deposit accounts of $121 thousand less a one-time gain of $63 thousand in 1995 from the sale of loans.

     Noninterest expense. Noninterest expense for the year ended December 31, 1996 of $3.1 million reflected an increase of $508 thousand or 20% compared to 1995. Occupancy and equipment expense of $687 thousand increased $210 thousand or 44% in 1996 as a result of increased expenses associated with the relocation of the Germantown, Maryland branch, the opening of a new branch in downtown Bethesda, Maryland and the acquisition of FSB previously described. Data processing services expense increased by $58 thousand or 28% as a result of the new branch offices and the acquisition of FSB. The Bank's cost of FDIC insurance for the year ended December 31, 1996 of $11 thousand decreased by $42 thousand compared to 1995. The FDIC reduced the deposit insurance premium paid by most members of the Bank Insurance Fund ("BIF") effective September 1, 1995. In addition, the Bank's FDIC insurance expense decreased due to its improved supervisory rating and well-capitalized position. FDIC insurance expense will increase in the future as a result of the deposits acquired from FSB as previously described. Legal fees declined by $45 thousand or 26% in 1996 due to the favorable conclusion of certain litigation. Other expenses of $480 thousand in 1996 represented an increase of $191 thousand or 66% over 1995. This increase was primarily due to the new branch offices and the FSB transaction previously described.

     Taxes on Income. Net operating loss carryforwards are offsetting current income tax expense and deferred tax benefits have not been recognized due to the uncertainty of their realization.

     Impact of Inflation and Changing Prices. The Consolidated Financial Statements and Notes thereto have been prepared in accordance with Generally Accepted Accounting Principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the rela-tive purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Unlike most industrial companies, nearly all assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

Market for the Common Equity and Related Stockholder Matters

     There is no established public trading market for the Corporation's common stock and there is limited trading in the stock. Other than options for 133,500 shares of common stock under the Corporation's option plans, there are presently no other outstanding securities convertible into common equity of the Corporation. Bid prices for the common stock in the over-the-counter market for each quarterly period within the two most recent fiscal years are as follows:


            Quarter Ended    Bid Price        Quarter Ended    Bid Price
                 1996                              1995

            March 31           $2.00          March 31           $2.00
            June 30             2.50          June 30             2.00
            September 30        2.25          September 30        2.00
            December 31         2.50          December 31         2.00

     The quotations were obtained from the Washington Post at each time period shown and reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

     At December 31, 1996 there were 435 holders of record. The Corporation conducted a private placement offering in September 1996. A total of 666,666 shares were sold. The corporation has not agreed to register any common stock under the Securities Act for sale by security holders. There have been no dividends paid in the past two years.

[LETTERHEAD OF STEGMAN & COMPANY APPEARS HERE]



                          INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
FWB Bancorporation


     We have audited the accompanying consolidated balance sheets of FWB Bancorporation and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FWB Bancorporation and Subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                       /s/ Stegman & Company


Towson, Maryland
January 18, 1997

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1996 and 1995



                                     Assets

                                                       1996           1995
                                                   ============   ===========

Cash and due from banks                            $  2,455,622   $ 1,557,453
Federal funds sold                                      624,000             -
Time deposits with banks                              3,300,000        95,000
Investment securities:
 Available for sale - at fair value                   3,657,047     3,073,478
 Held to maturity - at amortized cost
  (fair value of $12,861,416 (1996)
  and $4,896,875 (1995))                             12,820,977     4,953,295
Loans                                                73,723,529    29,812,000
 Less allowance for loan losses                      (1,016,478)     (748,480)
                                                   ------------   -----------
Loans - net                                          72,707,051    29,063,520
Bank premises and equipment                           1,822,804       350,811
Foreclosed real estate                                  975,223     1,052,223
Accrued interest receivable                             617,592       315,595
Intangible assets                                     1,479,280             -
Other assets                                            665,568       217,088
                                                   ------------   -----------

  TOTAL ASSETS                                     $101,125,164   $40,678,463
                                                   ============   ===========


                     Liabilities and Stockholders' Equity

Liabilities:
Noninterest-bearing deposits                       $  9,806,176    $ 7,948,559
Interest-bearing deposits                            81,476,660     28,721,942
                                                   ------------    -----------
  Total deposits                                     91,282,836     36,670,501
Federal funds purchased and other short-term
 borrowings                                           2,000,000         59,000
Long-term debt                                        1,500,000              -
Accrued expenses and other liabilities                  321,340        209,456
                                                   ------------    -----------

  Total liabilities                                  95,104,176     36,938,957
                                                   ------------    -----------

Stockholders' Equity:
Common stock - $.10 par value; 7,500,000 shares
  authorized; 3,925,499 and 3,258,833 shares
  outstanding in 1996 and 1995, respectively            392,550        325,883
Additional paid-in capital                           10,405,003      8,475,617
Accumulated deficit                                  (4,596,842)    (4,804,877)
Net unrealized holding loss on investment
 securities                                            (179,723)      (257,117)
                                                   ------------    -----------

  Total stockholders' equity                          6,020,988      3,739,506
                                                   ------------    -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $101,125,164    $40,678,463
                                                   ============    ===========

                            See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 1996, 1995 and 1994




                                             1996         1995         1994
                                          ==========   ==========   ==========
Interest Income:
 Interest and fees on loans               $4,051,127   $2,961,070   $2,307,132
 Interest on investment securities -
  U.S. Government, its agencies, and
  sponsored entities                         548,095      429,067      751,857
 Interest on other investment securities      75,020        5,965          200
 Interest on time deposits with banks              -          475            -
 Interest on federal funds sold              130,065       91,408       29,213
                                          ----------   ----------   ----------

   Total interest income                   4,804,307    3,487,985    3,088,402
                                          ----------   ----------   ----------

Interest Expense:
 Interest on certificates of deposit of
  $100,000 or more                           250,063      109,939       28,383
 Interest on other deposits                1,629,463      980,970      872,924
                                          ----------   ----------   ----------
   Total interest on deposits              1,879,526    1,090,909      901,307
 Interest on short-term borrowings           144,972       16,087       31,594
 Interest on long-term debt                   36,479            -            -
                                          ----------   ----------   ----------

   Total interest expense                  2,060,977    1,106,996      932,901
                                          ----------   ----------   ----------

Net Interest Income                        2,743,330    2,380,989    2,155,501

Recovery for Loan Losses                     (35,000)     (30,000)    (114,457)
                                          ----------   ----------   ----------

Net Interest Income After Provision for
 Loan Losses                               2,778,330    2,410,989    2,269,958
                                          ----------   ----------   ----------

Noninterest Income:
 Service charges on deposit accounts         367,614      246,047      203,079
 Net realized gain (loss) on sales of
  securities                                   7,050            -         (260)
 Gain on sales of loans                            -       63,383            -
 Other income                                144,988      133,143      196,844
                                          ----------   ----------   ----------

   Total noninterest income                  519,652      442,573      399,663
                                          ----------   ----------   ----------

Noninterest Expense:
 Salaries and employee benefits            1,384,515    1,272,555    1,180,803
 Occupancy and equipment expense             686,750      477,461      500,235
 Data processing services                    264,921      206,683      175,277
 FDIC insurance                               10,961       52,982       98,034
 Insurance                                    62,804       51,533       82,321
 Legal fees                                  159,485      171,328      138,894
 Foreclosed real estate expenses              60,708       56,605      130,910
 Other expenses                              454,803      288,282      291,156
                                          ----------   ----------   ----------

   Total noninterest expense               3,084,947    2,577,429    2,597,630
                                          ----------   ----------   ----------

Income Before Income Taxes                   213,035      276,133       71,991

Applicable Income Tax                          5,000            -           --
                                          ----------   ----------   ----------

Net Income                                $  208,035   $  276,133   $   71,991
                                          ==========   ==========   ==========

Earnings Per Common Share                       $.06         $.09         $.03
                                          ==========   ==========   ==========

                            See accompanying notes.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 1996, 1995 and 1994

                                                                                                Unrealized
                                                               Additional                        Holding        Total Stock-
                                                Common           Paid-in       Accumulated      (Loss) on         holders'
                                                 Stock           Capital        (Deficit)       Securities         Equity
                                              ----------     ------------     ------------     ------------     ------------
Balance at January 1, 1994                      $275,883       $7,540,602     $(5,153,001)       $(192,164)      $2,471,320

 Net income                                            -                -          71,991                -           71,991

 Issuance of common stock
  at $2.00 per share                              42,000          790,657               -                -          832,657

 Net change in unrealized loss
  on investment securities                             -                -               -         (270,948)        (270,948)
                                              ----------     ------------     ------------     ------------     ------------
Balance at December 31, 1994                     317,883        8,331,259      (5,081,010)        (463,112)       3,105,020

 Net income                                            -                -         276,133                -          276,133

 Issuance of common stock
  at $2.00 per share                               8,000          144,358               -                -          152,358

 Net change in unrealized loss
  on investment securities                             -                -               -          205,995          205,995
                                              ----------     ------------     ------------     ------------     ------------

Balance at December 31, 1995                     325,883        8,475,617      (4,804,877)        (257,117)       3,739,506

 Net income                                            -                -         208,035                -          208,035

 Issuance of common stock
  at $3.00 per share                              66,667        1,929,386               -                -        1,996,053

 Net change in unrealized loss
  on investment securities                             -                -               -           77,394           77,394
                                              ----------     ------------     ------------     ------------     ------------

Balance at December 31, 1996                    $392,550      $10,405,003     $(4,596,842)       $(179,723)      $6,020,988
                                              ==========     ============     ============     ============     ============



                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1996, 1995 and 1994




                                            1996          1995          1994
                                        ===========   ===========   ===========
Cash Flows from Operating Activities:
  Net income                            $   208,035   $   276,133   $    71,991
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation                           119,571       106,144       108,962
     Accretion and amortization of
      securities                            (11,661)      (13,222)      (10,592)
     Amortization of intangibles             46,522             -             -
     Provision for loan losses              (35,000)      (30,000)     (114,457)
     Net realized (gain) loss from
      sales of assets                        26,206       (63,383)       (8,809)
     Other real estate owned - write
      downs                                       -        30,000       114,457
  Net changes in:
     Accrued interest receivable           (110,100)      113,808       (92,580)
     Accounts receivable                          -        20,934             -
     Other assets                          (448,480)      399,257        45,079
     Accrued expenses and other
      liabilities                          (425,832)       95,320        43,642
     Other - net                            226,771       108,777       146,075
                                        -----------   -----------   -----------
       Net cash (used) provided by
        operating activities               (403,968)    1,043,768       303,768
                                        -----------   -----------   -----------

Cash Flows From Investing Activities:
  Investment in time deposits with
   banks                                 (3,205,000)      (95,000)            -
  Net increase in federal funds sold       (624,000)            -             -
  Purchases of available for sale
   securities                            (3,787,000)   (1,247,656)   (2,011,781)
  Proceeds from maturities/principal
   payments on available for sale
   securities                             1,595,816       550,000       250,000
  Proceeds from sale of available for
   sale securities                        1,704,908     4,000,000     1,299,565
  Purchases of held to maturity
   securities                            (8,868,870)            -             -
  Proceeds from maturities/principal
   payments on held to maturity
   securities                             1,000,000             -             -
  Net increase in loans                  (9,030,750)   (6,104,168)   (5,085,151)
  Proceeds from sale of participation
   loans                                  3,752,411     3,327,035     2,265,622
  Purchases of loans                     (2,031,887)       (3,675)     (922,260)
  Purchase of property and equipment       (295,212)     (167,718)      (40,131)
  Proceeds from sale of foreclosed
   real estate and other assets              45,744             -     1,173,626
  Net funds received in acquisition      20,756,587             -             -
                                        -----------   -----------   -----------
       Net cash provided (used) by
        investing activities              1,012,747       258,818    (3,070,510)
                                        -----------   -----------   -----------

Cash Flows from Financing Activities:
  Net decrease in deposits               (5,147,663)     (171,862)      (20,867)
  Net increase (decrease) in federal
   funds purchased and other short-
   term borrowings                        1,941,000    (1,293,000)    1,352,000
  Proceeds from long-term borrowings      1,500,000             -             -
  Proceeds from issuance of common
   stock                                  1,996,053       152,358       832,657
                                        -----------   -----------   -----------

       Net cash provided (used) by
        financing activities                289,390    (1,312,504)    2,163,790
                                        -----------   -----------   -----------

Net Increase (Decrease) in Cash and
 Cash Equivalents                           898,169        (9,918)     (602,952)

Cash and Cash Equivalents at
 Beginning of Year                        1,557,453     1,567,371     2,170,323
                                        -----------   -----------   -----------

Cash and Cash Equivalents at End of
 Year                                   $ 2,455,622   $ 1,557,453   $ 1,567,371
                                        ===========   ===========   ===========

              For the Years Ended December 31, 1996, 1995 and 1994



                                                           1996          1995          1994
                                                        ==========    ==========    ==========
Supplemental disclosures:
  Interest payments                                     $1,998,225    $1,067,408    $  936,149
  Income tax payments                                        5,000             -             -

Noncash investing and financing activities:
  Transfer of investment securities from available
     for sale to held to maturity                       $        -    $        -    $4,832,900
  Unrealized gain (loss) on investment securities
     available for sale                                     77,394       205,995      (270,948)

                            See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             For the Years Ended December 31, 1996, 1995 and 1994



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting and reporting policies of FWB Bancorporation (the Corporation), including its wholly owned subsidiary, GrandBank, formerly FWB Bank (the Bank), conform to generally accepted accounting principles and to prevailing practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 1996.

 Consolidation Policy

   The consolidated financial statements include the accounts of FWB Bancorporation and the Bank with all significant intercompany transactions eliminated. The financial statements of FWB Bancorporation (parent only) include the Bank under the equity method of accounting.

 Nature of Operations

   The Corporation provides commercial banking services from its four locations in Montgomery County, Maryland and one branch in Alexandria, Virginia. Its primary source of revenue is from providing commercial and real estate loans to customers who are predominately small businesses, professionals and middle income individuals located in Montgomery County, suburban Washington, D.C. and northern Virginia.

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

   Loans are considered impaired when, based on current information, it is probable that the Bank will not collect all principal and interest payments according to the loans' contractual terms. Generally, loans are considered impaired once principal or interest payments become 90 days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimum delay" in payment (90 days or less) provided eventual collection of all amounts due is expected. The impairment of the loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. The majority of the Bank's impaired loans are measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

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

 Long-Lived Assets

   Bank premises and equipment are stated at cost and are being depreciated principally on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are charged against income while betterments are capitalized as additions to the related assets. Upon retirement or other disposition of properties, the carrying value and the related accumulated depreciation are removed from the accounts.

   Intangible assets consisting of goodwill and a premium on purchased deposits are being amortized on the straight-line method over 12 years and 9 years, respectively.

   Long-lived assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, was adopted on January 1, 1996. Implementation of this standard did not have a significant impact on the Corporation's financial condition or results of operations.


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

 Earnings Per Common Share

   Primary earnings per common share have been computed based on the weighted average number of shares outstanding (3,446,961 for 1996, 3,242,665 for 1995 and 2,766,354 for 1994). The dilutive effect of stock options is not material for 1996 and 1995.

2. NEW ACCOUNTING STANDARDS

 Value of Financial Instruments

   Effective for 1995, the Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosure about Fair Value of Financial Instruments. This pronouncement requires disclosure in the financial statements of estimated fair values of financial instruments.

 Impaired Loans

   Effective January 1, 1995, the Corporation adopted SFAS Nos. 114 and 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and

Disclosures, respectively. These statements define a loan as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of a loan. If the value of the impaired loan is less than the recorded investment in the loan, the creditor shall recognize the impairment by creating valuation allowance for the difference. See Note 5 for a discussion of the Corporation's impaired loans at December 31, 1996 and 1995, respectively.

 Long-Lived Assets

   Effective January 1, 1996, the Corporation adopted SFAS No. 121, Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. This standard requires that long-lived assets be evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired, an assessment of recoverability is performed prior to any write-down of the asset. Implementation of this standard did not have a significant impact on the Corporation's financial condition or results of operations.

 Financial Assets and Liabilities

   On January 1, 1997, the Corporation adopted the provisions of SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of this statement is not expected to have a material impact on the Corporation's financial position or results of operations.

3. ACQUISITION

   On September 20, 1996, the Corporation acquired, in a purchase and assumption agreement, the Alexandria, Virginia branch of First Commonwealth Savings Bank, FSB. Total deposits of approximately $60 million were assumed, loans totaling approximately $36.7 million and premises and equipment of $1.3 million were purchased. The excess of the fair value of the liabilities assumed over the fair value of the assets acquired and cash received is classified as a deposit intangible ($1,181,140) and goodwill ($344,662) which are being amortized over 9 and 12 years, respectively.


4. INVESTMENT SECURITIES

   The amortized cost and estimated fair value of investment securities at December 31 were as follows:

                                                                                       Gross        Gross
                                                                     Amortized       Unrealized   Unrealized    Estimated
                                                                       Cost            Gains        Losses      Fair Value
                                                                     ---------       ----------   ----------    ----------
Available for Sale
         1996

Obligations of U.S.
  Government, its
  agencies, and
  sponsored entities                                                 $3,428,546      $14,401      $      -      $3,442,947
Other investments                                                       214,100            -             -         214,100
                                                                    -----------      -------      --------     -----------
        Total                                                        $3,642,646       14,401             -      $3,657,047
                                                                    ===========      =======      ========     ===========

Available for Sale
          1995

Obligations of U.S.
  Government, its
  agencies, and
  sponsored entities                                                 $3,029,155      $34,463      $  2,140      $3,061,478
Other investments                                                        12,000            -             -          12,000
                                                                    -----------      -------      --------     -----------
        Total                                                        $3,041,155      $34,463      $  2,140      $3,073,478
                                                                    ===========      =======      ========     ===========

Held to Maturity
          1996

Obligations of U.S.
  Government, its
  agencies, and
  sponsored entities                                                $10,044,646      $48,760      $25,784      $10,067,622
Mortgage-backed
  securities                                                          2,776,331       17,909          446        2,793,794
                                                                    -----------      -------      -------      -----------
        Total                                                       $12,820,977      $66,669      $26,230      $12,861,416
                                                                    ===========      =======      =======      ===========
Held to Maturity
          1995

Obligations of U.S.
  Government, its
  agencies, and
  sponsored entities                                                 $4,953,295      $13,060      $69,480       $4,896,875
                                                                    ===========      =======      =======      ===========

   The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                    Available for Sale                   Held to Maturity
                            ---------------------------------   ---------------------------------
                               Amortized         Estimated         Amortized         Estimated
                                 Cost           Fair Value           Cost           Fair Value
                            ---------------   ---------------   ---------------   ---------------
Due in one year
  or less                   $       548,546   $       552,576   $             -   $             -
Due after one year
  through five years              2,880,000         2,890,371         9,045,167         9,058,522
Due after five years
  through ten years                 214,100           214,100           999,479         1,009,100
Due after ten years                       -                 -         2,776,331         2,793,794
                            ---------------   ---------------   ---------------   ---------------

  Total                     $     3,642,646   $     3,657,047   $    12,820,977   $    12,861,416
                            ===============   ===============   ===============   ===============

At December 31, securities pledged as collateral for public deposits and for other purposes as required or permitted by law were as follows:


                                           1996                               1995
                            ---------------------------------   ---------------------------------
                               Amortized         Estimated         Amortized         Estimated
                                 Cost           Fair Value           Cost           Fair Value
                            ---------------   ---------------   ---------------   ---------------
Available for Sale          $       548,546   $       552,576   $     2,380,580   $     2,407,721
Held to Maturity                  4,545,167         4,553,208         4,953,295         4,896,875
                            ---------------   ---------------   ---------------   ---------------

  Total                     $     5,093,713   $     5,105,784   $     7,333,875   $     7,304,596
                            ===============   ===============   ===============   ===============

Proceeds from sales together with gross gains and losses realized on sales of securities were as follows:

                                                      Available for Sale
                                                 ---------------------------
                                                     1996            1995
                                                 ------------   ------------
          Proceeds from Sale                     $  1,500,000   $          -
          Gross realized gains                          7,050              -
          Gross realized losses                             -              -

5.  LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio at December 31 was as follows:

                                                 1996                1995
                                          -----------------   -----------------
Real estate - mortgage                    $      54,163,698   $      17,107,062
Real estate - construction                        1,709,007             220,750
Commercial                                       15,804,240          10,462,988
Consumer                                          2,046,584           2,021,200
                                          -----------------   -----------------
Total loans                               $      73,723,529   $      29,812,000
                                          =================   =================

  Certain senior officers, directors and companies in which officers and directors are partners and principal stockholders have had loan transactions with the Bank. Such extensions of credit have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders and at the time did not involve more than the normal risk of collectibility or present other unfavorable circumstances. The following summarizes changes in amounts outstanding, both direct and indirect, to such persons during 1996 and 1995:

                                                1996               1995
                                           ---------------   ---------------
Balance at January 1                       $       639,000   $       515,000
Amounts borrowed                                 1,460,000           620,000
Amounts paid                                    (1,705,000)         (121,000)
Participation purchased (sold)                     375,000          (375,000)
                                           ---------------   ---------------

Balance at December 31                     $       769,000   $       639,000
                                           ===============   ===============

  Activity in the allowance for loan losses for the three years ended December 31 is as follows:

                                    1996            1995            1994
                               -------------   -------------   -------------
Balance at January 1           $     748,480   $     704,256   $     808,580
Provision (recovery) for
  loan losses                        (35,000)        (30,000)       (114,457)
Allowance acquired                   220,470               -               -
Loans charged-off                   (143,773)        (34,553)       (135,942)
Recoveries                           226,301         108,777         146,075
                               -------------   -------------   -------------

Balance at December 31         $   1,016,478   $     748,480   $     704,256
                               =============   =============   =============

   At December 31, 1996 and 1995, the total recorded investment in impaired loans amounted to $742,033 and $77,406, respectively. The average balances of these loans were $220,487 and $77,542 for the years ended December 1996 and 1995, respectively. Following is a summary of cash receipts on impaired loans and how they were applied:

                                                       1996        1995
                                                    ----------  ----------
Cash receipts applied to principal balance          $        -  $    1,575
Cash receipts recognized as interest income              2,900       4,202
                                                    ----------  ----------

 Total cash receipts                                $    2,900  $    5,777
                                                    ==========  ==========

   The allowance for loan losses related to impaired loans amounted to approximately $111,000 and $22,000 at December 31, 1996 and 1995, respectively. If interest had been recognized on impaired loans at the original interest rate, interest income would have increased approximately $70,000 and $3,400 for the years ended December 31, 1996 and 1995, respectively.

6.  BANK PREMISES AND EQUIPMENT

    Bank premises and equipment consisted of the following at December 31:

                                   1996               1995
                                ----------         ----------
Land                            $  360,000         $        -
Building                           840,000                  -
Leasehold improvements             729,013            704,471
Equipment                          732,545            428,273
Furniture and fixtures             148,390             85,688
                                ----------        -----------
                                 2,809,948          1,218,432
  Less accumulated depreciation   (987,144)          (867,621)
                                ==========        ===========
                                $1,822,804         $  350,811
                                ==========        ===========

        The Bank leases office space under various lease agreements. Rental expense for 1996, 1995 and 1994 totaled $428,059, $244,244, and $258,890, respectively. Future minimum annual lease payments for operating leases are as follows:


1997          $  467,389
1998             476,459
1999             449,970
2000             297,860
2001             303,216
Thereafter     1,096,568

7.   INTANGIBLE ASSETS

     Following is a summary of intangible assets, net of accumulated amortization, included in the consolidated balance sheets:

                                               Premium on
                                               Purchased
                              Goodwill          Deposits          Total
                              --------         ----------      -----------
Balance, January 1, 1996      $      -         $        -       $        -
Acquisitions                   344,662          1,181,141        1,525,802
Amortization                   (16,451)           (30,071)         (46,522)
                              --------         ----------       ----------
Balance, December 31, 1996    $328,211         $1,151,069       $1,479,280
                              ========         ==========       ==========

8.  DEPOSITS

    Deposits at December 31 are summarized as follows:

                                      1996                1997
                                   -----------         -----------
Noninterest-bearing
Interest-bearing:                  $ 9,806,176         $ 7,948,559
  Savings and interest checking     12,831,974           9,240,059
  Money market                      13,456,005           9,386,535
  Certificates of deposit of
   $100,000 or more                  9,099,612           1,833,470
Other                               46,089,069           8,261,878
                                   -----------         -----------
     Total interest-bearing         81,476,660          28,721,942
                                   -----------         -----------
     Total                         $91,282,836         $36,670,501
                                   ===========         ===========

9.  SHORT-TERM BORROWINGS

    At December 31, 1996, the Corporation is indebted to an unaffiliated bank in the amount of $2,000,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due October 1, 1997. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt.

10.  LONG-TERM DEBT

     At December 31, 1996, the Corporation is also indebted to the same unaffiliated bank in the amount of $1,500,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due October 1, 1999. The common stock of the Corporation's wholly owned subsidiary bank is also pledged as collateral for this debt. Also securing this loan is the real property owned by the Corporation and located in Alexandria, Virginia.

11.  STOCK OPTION PLAN

     The Corporation maintains a stock option plan for outside Directors and an incentive stock option plan for key employees. The plans provide that 100,000 and 200,000 shares of common stock of the Corporation be reserved for each Plan, respectively. The option price shall be the fair market value of the common stock on the date the option is granted, and the option must be exercised within ten years from the date granted.

     The following is a summary of changes in shares under option for each of the years ended December 31:

                                                 1996                               1995                          1994
                                     ----------------------------       ----------------------------    ----------------------------

                                                      Weight                            Weight                           Weight
                                       Number         Average            Number         Average           Number         Average
                                     of Shares     Exercise Price       of Shares    Exercise Price      of Shares    Exercise Price
                                     ---------     --------------       ---------    --------------      ---------    --------------
Outstanding at beginning of year       103,500              $1.89          89,500             $1.75             --             $  --

Granted                                 30,000               3.75          15,000              2.75         90,500              1.75

Exercised                                   --                                 --                               --
Expired                                     --                             (1,000)             1.75         (1,000)             1.75
                                      --------                           --------                          -------

Outstanding at end of year             133,500              $2.31         103,500             $1.89         89,500             $1.75
                                      ========                           ========                          =======
Weighted average fair value of
  options granted during the year                           $2.12                             $1.56
                                                        =========                         =========

     The following summarizes information about options outstanding at December 31, 1996:

                                    Options Outstanding                               Options Exercisable
                      ------------------------------------------------------     -----------------------------
                                      Weighted Average
Range of Exercise                        Remaining          Weighted Average                  Weighted Average
     Prices              Number       Contractual Life       Exercise Price        Number      Exercise Price
-----------------     ------------    ----------------      ----------------     ----------   ----------------
  $1.75 - 3.75          133,500          7.32 years              $2.31             121,000         $2.16

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the two years ended December 31:

                                          1996       1995
                                        --------   --------
Dividend yield                                 -          -
Expected volatility                        30.0%      30.0%
Risk-free interest rate                    6.29%      6.29%
Expected lives                          10 years   10 years

     The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plans. No compensation expense related to the Plans was recorded during the two years ended December 31, 1996. If the Corporation had elected to recognize compensation cost based on the fair value at the grant dates for awards under the Plans consistent with the method of prescribed by SFAS 123, net income and earnings per share would have been changed to the pro forma amounts as follows:

                        Year ended December 31,
                           1996        1995
                         --------    --------
Net income               $144,435    $252,733
Earnings per share       $    .04    $    .08

12.  INCOME TAXES

     The Corporation has not recognized any income tax expense or benefit, except for a minor amount of Alternative Minimum Tax for 1996, for the three years ended December 31, 1996. The utilization of net operating loss carryforwards effectively eliminated income tax expense for the three years.

     A reconciliation of the differences between the maximum federal statutory income tax rate and the Corporation's effective tax rate for the years ended December 31 is as follows:


                                           1996                               1995                          1994
                                 -------------------------          ------------------------     -------------------------
                                   Amount           %                 Amount          %            Amount            %
                                 -----------   -----------          -----------   ----------     ------------   ----------
Tax (benefit) at statutory rate    $72,342           34.0%              $93,885         34.0%        $ 24,477         34.0%
State income taxes net of federal
      income tax benefit             7,826            3.6                15,705          5.7            3,326          4.6
Nondeductible expenses               5,641            2.6                     -           .0                -           .0
Net operating loss carryforward
(utilization)                      (80,809)         (37.9)             (109,590)       (39.7)         (27,803)       (38.6)
                                 ---------      ---------             ---------    ---------        ---------    ---------
                                    $5,000            2.3%                $   -           .0%            $  -           .0%
                                 ---------      ---------             ---------    ---------        ---------    ---------

At December 31 net deferred tax assets consisted of the following:

                                                   1996          1995
                                               -----------   -----------
Deferred tax assets:
  Net operating loss carryforward              $ 1,241,941   $ 1,255,091
  Allowance for loan losses                        307,418       272,863
  Foreclosed real estate -
    valuation allowance                             35,145        44,028
  Depreciation                                      29,396        24,032
  Intangible assets                                  7,392             -
  Unrealized holding losses on investment
    securities transfers from available for
    sale to held to maturity                        74,971       111,782
  Other                                              1,081         1,357
                                                ----------    ----------
                                                 1,697,344     1,709,153

  Valuation allowance for deferred tax assets   (1,682,548)   (1,694,381)
                                                ----------    ----------

    Total deferred tax assets                       14,796        14,772
                                                ----------    ----------
Deferred tax liabilities:
  Loan fees and costs                               (9,234)       (2,288)
  Unrealized holding gains on investment
    securities available for sale                   (5,562)      (12,484)
                                                ----------    ----------

    Total deferred tax liabilities                 (14,796)      (14,772)
                                                ----------    ----------

    Net deferred tax assets                     $        -    $        -
                                                ==========    ==========

  A valuation allowance has been established to eliminate all deferred tax assets due to the uncertainty regarding their realization.

  The Corporation has a federal net operating loss carryforward of approximately $3,001,000 that can be used to offset future taxable income through the year 2009.

13.  REGULATORY MATTERS

Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitive measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitive measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes that changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                         To Be Well Capitalized
                                                                                                         Under Prompt Corrective
                                               Actual            For Capital Adequancy Purposes             Action Provisions
                                     -------------------------  ---------------------------------      --------------------------
                                         Amount      Ratio            Amount          Ratio               Amount         Ratio
                                     ------------- -----------  ---------------  ----------------      ------------   -----------
As of December 31, 1996

Total Capital (to Risk
Weighted Assets)                       $7,886,000    10.25%         $6,155,000        8.00%             $7,694,000      10.00%

Tier I Capital (to Risk
Weighted Assets)                       $6,923,000     9.00%         $3,078,000        4.00%             $4,617,000       6.00%

Tier I Capital (to Average
Assets)                                $6,923,000     6.80%         $4,073,000        4.00%             $5,091,000       5.00%

As of December 31, 1995

Total Capital (to Risk
Weighted Assets)                       $4,174,000    15.90%         $2,100,000        8.00%             $2,625,000      10.00%

Tier I Capital (to Risk
Weighted Assets)                       $3,846,000    14.65%         $1,050,000        4.00%             $1,575,000       6.00%

Tier I Capital (to Average
Assets)                                $3,846,000     9.36%         $1,643,000        4.00%             $2,054,000       5.00%


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

Cash and Due From Banks

  The Federal Reserve System requires that banks maintain reserve balances based on the type and amount of deposits. At December 31, 1996 and 1995, the Bank was required to maintain reserves of $344,000 and $258,000, respectively.

14.  LITIGATION

  At December 31, 1996, the Corporation was involved in litigation arising from normal banking, financial, and other activities of the Bank. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Corporation's financial condition.

15.  FINANCIAL INSTRUMENTS WITH
     OFF-BALANCE SHEET RISK

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

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1996 and 1995, the Bank's total unfunded commitments to extend credit were $4,493,048 and $4,107,491, respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include loans, property, equipment, commercial properties, and other business assets as may be deemed appropriate.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and totaled $340,762 and $232,700 at December 31, 1996 and 1995, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies but may include accounts receivable, inventory, equipment, marketable securities, property, and other business assets as may be deemed appropriate. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments, requires the disclosure of estimated fair values of financial instruments. Quoted market prices, where available, are shown as estimates of fair market values. Because no quoted market prices are available for a significant part of the Corporation's financial instruments, the fair values of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates.

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

     The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

                                           1996                           1995
                                --------------------------      --------------------------
                                  Amount        Fair Value        Amount        Fair Value
                                ----------      ----------      ----------      ----------
Financial assets:
 Cash and due from banks        $2,455,622      $2,455,622      $1,577,453      $1,577,453
 Federal funds sold                624,000         624,000               -               -
 Time deposits with banks        3,300,000       3,300,000          95,000          95,000
 Investment securities:
  Available for sale             3,657,047       3,657,047       3,073,478       3,073,478
  Held to maturity              12,820,977      12,861,416       4,953,295       4,896,875
 Loans, net of allowance        72,707,051      72,477,143      29,063,520      28,830,875
 Accrued interest receivable       617,592         617,592         315,595         315,595
Financial liabilities:
 Deposits                       91,282,836      91,525,666      36,670,501      36,738,962
 Federal funds purchased and
  other short-term borrowings    2,000,000       2,000,000          59,000          59,000
 Long-term debt                  1,500,000       1,500,000               -               -
 Accrued interest payable          104,453         104,453          67,319          67,319

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

 . Cash and due from banks, federal funds sold and time deposits: The carrying amounts reported in the balance sheet for these assets are considered to approximate their fair values.

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

 . Federal funds purchased and other short-term borrowings: The carrying amounts approximate their fair values.

 . Long-term debt: The fair value is estimated based on interest rates currently available for debt with similar terms and remaining maturities.

17.  PARENT COMPANY FINANCIAL INFORMATION

     Condensed balance sheets, statements of income and statements of cash flows for FWB Bancorporation (parent only) are presented below:


                                BALANCE SHEETS

                                                      December 31,
                                                  1996            1995
                                               -----------     -----------
ASSETS:
 Cash                                           $   68,386      $  151,989
 Investments in subsidiary                       8,025,288       3,588,996
 Bank premises and equipment - net               1,291,924               -
 Intangible assets                                 197,455               -
 Other assets                                       36,445             416
                                               -----------     -----------
   TOTAL ASSETS                                 $9,619,498      $3,741,401
                                               ===========     ===========

LIABILITIES:
 Notes payable                                  $3,500,000      $        -
 Accrued expenses and other liabilities             98,510           1,895
                                               -----------     -----------
    Total liabilities                            3,598,510           1,895
                                               -----------     -----------

STOCKHOLDERS' EQUITY:
 Common stock                                      392,550         325,883
 Additional paid-in capital                     10,405,003       8,475,617
 Accumulated deficit                            (4,596,842)     (4,804,877)
 Net unrealized holding loss on investment
  securities                                      (179,723)       (257,117)
                                               -----------     -----------
   Total stockholders' equity                    6,020,988       3,739,506
                                               -----------     -----------

   TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                        $9,619,498      $3,741,401
                                               ===========     ===========

                             STATEMENTS OF INCOME


                                       1996       1995       1994
                                       ----       ----       ----
INCOME:
  Rental income                      $30,000    $     -    $     -
  Fee income                          34,034     49,944          -
  Other income                         2,500          -          -
                                     -------    -------    -------

    Total income                      66,534     49,944          -
                                     -------    -------    -------

EXPENSES:
  Salaries and employee benefits      51,170     48,641          -
  Interest expense                    84,764          -          -
  Professional fees                   69,745     57,342          -
  Other expenses                      11,718      7,777          -
                                     -------    -------    -------

    Total expenses                   217,397    113,760          -
                                     -------    -------    -------

LOSS BEFORE INCOME
  TAXES AND EQUITY IN
  UNDISTRIBUTED INCOME
  OF SUBSIDIARY                     (150,863)   (63,816)         -

INCOME TAXES                               -          -          -
                                     -------    -------    -------

LOSS BEFORE EQUITY IN UNDIS-
  TRIBUTED INCOME OF
  SUBSIDIARY                        (150,863)   (63,816)         -

EQUITY IN UNDISTRIBUTED
  INCOME OF SUBSIDIARY               358,898    339,949     71,991
                                     -------    -------    -------

NET INCOME                          $208,035   $276,133    $71,991
                                     =======    =======    =======



                           STATEMENTS OF CASH FLOWS

                                          1996       1995       1994
                                          ----       ----       ----
CASH FLOWS FROM
  OPERATING ACTIVITIES:
  Net income                           $208,035   $276,133   $ 71,991
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
    Equity in undistributed income
      of subsidiary                    (358,898)  (339,949)   (71,991)
    Depreciation and amortization         8,621          -          -
    Net realized gains from
      sales of assets                    (2,500)         -          -
  Net changes in:
    Other assets                        (36,029)      (416)         -
    Accrued expenses and
      other liabilities                  96,615      1,697          -
                                     ----------   --------   --------

      Net cash used in operating
        activities                      (84,156)   (62,535)         -
                                     ----------   --------   --------

CASH FLOWS FROM
  INVESTING ACTIVITIES:
  Capital contributed to subsidiary  (4,000,000)         -   (800,000)
  Proceeds from sale of fixed assets      4,500          -          -
  Net funds disbursed in acquisition (1,500,000)         -          -
                                     ----------   --------   --------

    Net cash used in
      investing activities           (5,495,500)         -   (800,000)
                                     ----------   --------   --------

CASH FLOWS FROM
  FINANCING ACTIVITIES:
  Proceeds from borrowings            3,500,000          -          -
  Proceeds from issuance of
    common stock                     (1,996,053)   152,358    832,657
                                     ----------   --------   --------

    Net cash provided by
      financing activities            5,496,053    152,358    832,657
                                     ----------   --------   --------

NET (DECREASE) INCREASE IN CASH         (83,603)    89,823     32,657

CASH AT BEGINNING OF YEAR               151,989     62,166     29,509
                                     ----------   --------   --------

CASH AT END OF YEAR                  $   68,386   $151,989   $ 62,166
                                     ==========   ========   ========

Supplemental disclosures:
  Interest payments                     $59,146   $      -   $      -
                                     ==========   ========   ========

                             REPORT OF MANAGEMENT



   Management is responsible for the financial statements which have been prepared in accordance with generally accepted accounting principles. In Management's opinion the financial statements present fairly the financial condition of the Corporation and its subsidiary at December 31, 1995 and December 31, 1996, and the three year period ending at December 31, 1996. The financial data included amounts that are based on the best estimates and judgments of Management.

   The Corporation and its subsidiary maintain a system of internal accounting control designed to provide reasonable assurance that transactions are executed in accordance with Management's general or specific authorization, and are recorded as necessary to maintain accountability for assets to present the financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures and an Audit Committee of the Board of Directors which meets with Management periodically to evaluate the effectiveness of the system of internal accounting control.

   Stegman and Company, independent auditors, have been engaged to examine the consolidated financial statements of the Corporation. Their examination is conducted in accordance with generally accepted auditing standards, and their report on the consolidated financial statements is included elsewhere herein.

   The financial statements of the Corporation have not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

Board of Directors of
FWB Bancorporation and GrandBank

Abbey J. Butler
Co-Chairman and Co-Chief Executive Officer
FoxMeyer Health Corporation

Steven K. Colliatie
President and CEO
FWB Bancorporation and
GrandBank

Melvyn J. Estrin
Co-Chairman and Co-Chief Executive Officer
FoxMeyer Health Corporation

Nella C. Manes
President, NCM, Inc.

Avis Y. Pointer
President, The Quantum Leap, Inc.

Joan H. Schonholtz
Chairman of the Board
FWB Bancorporation and
GrandBank


Officers of FWB Bancorporation

Steven K. Colliatie
President and CEO

David L. Erickson
Chief Financial Officer
Secretary


Officers of GrandBank

Steven K. Colliatie
President and CEO

David L. Erickson
Executive Vice President
Chief Financial Officer
Secretary

J. David Richardson
Executive Vice President
Chief Lending Officer

Barbara L. Martinez
Senior Vice President
Controller

Tracy A. Berriman
Vice President
Information Systems

Gail M. Halt
Vice President
Lending

Christine C. Lacy
Vice President
Lending

Monica S. Margulies
Vice President
Lending

Elizabeth W. Radcliffe
Vice President
Retail Banking

John A. Ronveaux
Vice President
Lending

Kenneth M. Thelen
Vice President
Lending

Corporate Headquarters
and Main Banking Office

1800 Rockville Pike
Rockville, MD 20852
(301) 770-1300

Mailing Address
P.O. Box 2022
Rockville, MD 20852

Services: ATM, Vestibule, Drive Through,
          Night Depository, Safe Deposit Boxes


Branch Offices

Bethesda, MD

5272 River Road
Bethesda, MD 20816
Services: ATM, Walk-Up Window,
          Night Depository, Safe Deposit Boxes

7535 Old Georgetown Road
Bethesda, MD 20814
Services: ATM, Drive Through


Germantown, MD

19701 Frederick Avenue
Germantown, MD 20876
Services: ATM Vestibule, Drive Through,
          Night Depository, Safe Deposit Boxes


Alexandria, VA

301 S. Washington Street
Alexandria, VA 22314


Shareholder Information

There is no public trading market for the common stock. Shareholders, analysts and others seeking financial information are requested to contact the Chief Financial Officer.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Independent Auditors

Stegman & Company
Suite 200
405 East Joppa Road
Towson, MD 21286

Counsel

Kennedy & Baris, L.L.P.
1225 Nineteenth Street, N.W.
Washington, D.C. 20036

Annual Meeting

The 1997 Annual Meeting of Shareholders will be held on April 17, 1997, at 10:00 A.M. at Corporate Headquarters, 1800 Rockville Pike, Rockville, MD.

                      This page intentionally left blank.

Directory of Products and Services

As a full service community bank, GrandBank offers a variety of consumer and commercial deposit and loan products.


Deposit Products

Checking/Interest Checking
Savings
Money Market
IRA's
Certificates of Deposit


Loan Products

Personal
Auto
Home Improvement
Home Equity
Overdraft Protection
Home Mortgage
Commercial/Business Purpose


Electronic Banking Services

ATM - 24-Hour Automated Teller Machines
      Member of Honor Network
Execubanc - PC Banking for Businesses
Telebanc - Account Information and Transaction Requests by Telephone Wire Transfers, Preauthorized Transfers


                                                                              30