Form 10KSB, Exhibit 13
period 1997-12-31
GRANDBANC INC
filed 1998-03-30
CIK 719488

                                     1997

                                 ANNUAL REPORT



                    [LOGO OF GRAND BANC, INC. APPEARS HERE]

                               GrandBanc, INC.

--------------------------------------------------------------------------------


                               TABLE OF CONTENTS


         Selected Financial Data..........................................  i

         President's Message..............................................  1

         Management's Discussion and Analysis of Results
               of Operations and Financial Condition......................  2

         Independent Auditor's Report.....................................  8

         Consolidated Financial Statements:

               Balance Sheets.............................................  9

               Statements of Income....................................... 10

               Statements of Changes in Stockholders' Equity.............. 11

               Statements of Cash Flow.................................... 12

         Notes to Consolidated Financial Statements....................... 14

         Report of Management............................................. 26

         Directors and Officers........................................... 27

         Locations and General Information................................ 28

         Directory of Products and Services............................... 29


--------------------------------------------------------------------------------

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands except per share data)



                                                                  At or For Year Ended December 31,
                                               -------------------------------------------------------------------
                                               1997            1996            1995           1994            1993
                                               ----            ----            ----           ----            ----
Operating Results:
Net interest income                          $  3,977         $ 2,743        $ 2,381        $ 2,155         $ 1,427
Provision for loan losses                       1,209            (35)           (30)          (114)               -
Noninterest income                                645             520            442            400             505
Noninterest expense                             4,620           3,085          2,577          2,597           2,673
Net income (loss) before income taxes         (1,207)             213            276             72           (742)
Income taxes (benefit)                        (2,057)               5              -              -               -
Net income (loss)                                 850             208            276             72           (742)


Per Share Data:
Net income (loss)                              $ 0.21          $ 0.06         $ 0.09         $ 0.03        $ (0.39)
Book value                                       1.85            1.53           1.15           0.98            0.90


Financial Condition:
Total assets                                 $103,872       $ 101,125       $ 40,678       $ 41,413        $ 39,405
Investment securities                          14,365          16,478          8,027          7,110          10,908
Loans - net                                    75,744          72,707         29,064         26,298          22,588
Deposits                                       88,698          91,283         36,671         36,842          36,863
Stockholders' equity                            7,485           6,021          3,740          3,105           2,471


Selected Ratios:
Return on average assets                         0.84 %          0.34 %         0.65 %         0.18 %        NA (1)
Return on average equity capital                14.74            4.30           7.88           3.51          NA (1)
Average equity to average assets                 5.68            7.99           8.28           5.13            5.68
Non-performing loans to total loans              3.60            1.75           1.56           1.47            1.88
Non-performing assets to total assets            4.06            2.24           3.98           4.90            8.51

(1) The corporation had a loss in this year.


                           FORWARD-LOOKING STATEMENTS

    The following letter to our shareholders, management's discussion, and other portions of this Annual Report include statements of management's goals and expectations that are based upon assumptions about the future, including future economic conditions, interest rates, and the financial condition of the Bank's borrowers. Because these forward-looking statements are based upon assumptions about the future, they are subject to significant uncertainties, so that actual future results may differ from those stated.

March 6, 1998


To Our Shareholders:

     The past year has been a year filled with unprecedented improvements and changes to your company and its wholly-owned subsidiary, GrandBank (the Bank). Early in the year, the Company and the Bank, changed their names. At about the same time, the Bank went through a major operating systems conversion and completed the full assimilation of the assets and liabilities acquired from First Commonwealth Federal Savings Bank. Each of these activities, while monumental in and of themselves, when viewed in total ensure the Company's continued growth and success.

     The name change to GrandBank has had a positive impact in the community. While we remain proud of our history and maintain our minority status, the name change to GrandBank has proved very beneficial. The Bank has experienced increased name recognition throughout the metropolitan area and expects to use this new found notoriety and enhanced image to establish new business relationships.

     As a result of our system conversion, several new products and product enhancements were introduced; visit us on the internet at www.GrandBank-Online.com, bank when it is most convenient for you with GrandBank Online PC Banking for both home and business use, apply today for your GrandBank Debit Card and never worry again about having to carry your checkbook along. A new cash management service has been introduced and is being used successfully by many of our commercial customers and our GrandBank credit card program is off to an encouraging start. Start-up costs related to these programs negatively impacted 1997 results, but we believe these investments will provide the catalyst for future growth and earnings and allow us to compete successfully in this marketplace.

     In late 1996, the Bank acquired certain assets and liabilities and the Alexandria, Virginia branch of First Commonwealth Federal Savings Bank. This acquisition has proved a strong entry into the Northern Virginia marketplace. We continue to look for acquisition and new branch opportunities to assist in our efforts to provide premier banking services to the communities we serve.

                                            Sincerely,


                                            /s/ Steven K. Colliatie

                                            Steven K. Colliatie
                                            President & CEO

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Business of the Company and Bank

     GrandBanc, Inc. (the "Corporation") is a bank holding company doing business through its subsidiary bank, GrandBank (the "Bank"). As a community bank operating four branches in Montgomery County, Maryland and one branch in Alexandria, Virginia, the Bank offers deposit accounts and associated services to businesses and individuals and makes loans and invests in qualified securities. In addition, the Bank's income includes fees on deposit accounts and loans.

Financial Condition

     Total assets of GrandBanc, Inc. and the Bank were $103.9 million at December 31, 1997. This was a 3% increase from total assets of $101.1 million at December 31, 1996.

     Total loans increased by $3.7 million (5%) to $77.4 million and total deposits decreased $2.6 million (3%) to $88.7 million. Deferred income tax benefits amounting to $2.06 million that are expected to be realized through future taxable income were established in 1997.

     Capital Adequacy. Stockholders' equity of $7.5 million at December 31, 1997 increased $1.5 million from December 31, 1996. This increase includes earnings of $850 thousand, an improvement in net unrealized holding losses on investment securities of $80 thousand in 1997 and proceeds from the sale of common stock amounting to $535 thousand.

     At December 31, 1997, the Bank's ratio of Tier I capital to total average assets equaled 7.29% which exceeded the minimum leverage capital ratio of 4% by 3.29% . At December 31, 1997, the Bank's Tier I capital to risk-weighted assets ratio was 8.72% which exceeded the minimum required ratio of 4% by 4.72%. The Bank's total capital to risk weighted assets ratio at December 31, 1997 was 9.98% which exceeded the minimum required ratio of 8% by 1.98%.

     Investment Activity. During 1997, the Corporation's investment securities portfolio decreased by $2.1 million primarily resulting from maturities and calls in the Bank's held to maturity portfolio. Proceeds were reinvested in new loans rather than securities.

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

     Liquidity management enables the Bank to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. The Bank's liquidity is enhanced by its ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. The Bank's core deposit base, consisting of demand deposits, money market, and savings accounts supplemented by other deposits of varying maturities and rates contributes to the Corporation's liquidity. The Bank's liquidity position, those assets invested in cash, federal funds, and obligations of the U.S. Government, its agencies and sponsored entities available for sale, of $8.7 million at December 31, 1997, reflected a decrease of $1.3 million from December 31, 1996. Funds available through short-term borrowings and asset maturities are considered adequate to meet all current needs. At December 31, 1997, the Corporation has the ability to borrow against collateral consisting of securities in its investment portfolio. Although this liquidity position remains adequate, the Bank continues to experience increased loan demand which could have an adverse impact on liquidity. The Bank also has a $5 million borrowing line with the Federal Home Loan Bank of Atlanta. This line may be utilized as a supplementary source of funding growth of the Bank. Management continues to evaluate the asset and liability mix to ensure that liquidity needs are met.

     The loan to deposit ratio at December 31, 1997 was 87.3% which is up from 80.8% at December 31, 1996. In managing interest rate sensitivity, the Bank seeks to produce a profitable net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to limit adverse fluctua-tions in net interest income resulting from interest rate movements through analysis of repricing frequencies and income simulation modeling techniques.

     The amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997 which are anticipated by the Bank based on certain assumptions, to reprice or mature in future time periods, are set forth in the Sensitivity Analysis below.


                          INTEREST SENSITIVITY ANALYSIS
                                December 31, 1997
                                 (In Thousands)

                                       3 mos.    Over 3 mos. to    Over 1 year to     Over
                                      or less        1 year          to 5 years      5 years      Total
                                     ---------  ----------------  ---------------   ---------    -------
Interest-Earning Assets:
Federal funds sold                   $  2,837           $     --         $     --    $     --   $  2,837
Investments                             5,298                644            3,268       4,764     13,974
Loans                                  40,720             14,216           18,422       4,088     77,446
                                     --------   ----------------  ---------------   ---------   --------
Total Interest-Earning Assets        $ 48,855           $ 14,860         $ 21,690    $  8,852   $ 94,257
                                     ========   ================  ===============   =========   ========
Interest-Bearing Liabilities:
Savings & interest checking          $ 12,712           $     --         $     --    $     --   $ 12,712
Money market checking                  12,217                 --               --          --     12,217
Time deposits                          12,971             27,597           13,268          --     53,836
Short-term borrowings                   3,698                 --               --          --      3,698
                                     --------   ----------------  ---------------   ---------   --------
Total Interest Bearing Liabilities   $ 41,598           $ 27,597         $ 13,268    $     --   $ 82,463
                                     ========   ================  ===============   =========   ========

CUMULATIVE GAP                       $  7,257           $ (5,480)        $  2,942    $ 11,794   $ 11,794
CUMULATIVE GAP TO TOTAL ASSETS           6.99%             (5.28)%           2.83%      11.35%     11.35%

Note: The table represents the earlier of the maturity or repricing dates for various assets and liabilities at December 31, 1997.

     The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Bank has assumed that its savings, interest checking, and money market accounts reprice daily. At December 31, 1997, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage to total assets was negative 5.28%. This negative gap position means the Bank had $5.5 million more liabilities than assets repricing within one year. This generally indicates that in a period of declining interest rates, the Bank's net interest income may improve. Conversely, in a rising interest rate environment, the Bank's net interest income may be adversely affected.

     Allowance for Loan Losses. At December 31, 1997, the allowance for loan losses was $1.7 million or 2.20% of loans outstanding compared to $1.02 million or 1.38% of loans outstanding as of December 31, 1996, an increase of $685 thousand. At December 31, 1997, the allowance for loan loss was 61% of non-performing loans compared to 79% of non-performing loans at December 31, 1996.

     The increase in the allowance for loan losses in 1997 results from an increase in non-performing loans during the year. For additional information, please see notes 1 and 5 to the consolidated financial statements. In management's opinion, the allowance for loan losses as of December 31, 1997 is adequate to cover potential losses that can be anticipated at this time based on current risks and knowledge of the portfolio.

     Non-Performing Loans and Assets. The Bank's non-performing assets totaling $4.2 million consist of loans delinquent 90 days or more, non-accrual loans and other real estate owned ("OREO"). The percentage of non-performing assets to total assets increased to 4.06% at December 31, 1997 from 2.24% at December 31, 1996. Non-performing loans totaled $2.8 million at December 31, 1997, compared to $1.3 million at December 31, 1996. Non-performing loans at December 31, 1997 consist of loans in non-accrual status in the amount of $2.8 million. The increase in non-performing loans is primarily the result of one loan in the amount of $1.1 million being added to non-accrual during the fourth quarter of 1997. The loan is secured by commercial real estate and management believes an adequate specific reserve has been established.

     At December 31, 1997, OREO net of valuation reserves, was $1.4 million, which is an increase of $460 thousand compared to OREO at December 31, 1996. Generally, the Bank evaluates the fair value of each property owned annually. These evaluations may be appraisals or other market studies. Several properties are under contract-for-sale that are expected to close in 1998. At December 31, 1997, management believes the carrying amounts for OREO properties approximate fair value.

Results of Operations

     Net Income. The corporation had net income of $850 thousand for the year ended December 31, 1997, an increase of $641 thousand or 308% compared to net income in 1996. Earnings per share were $0.21 in 1997 compared to $0.06 in 1996. The increase is attributable to recognition of deferred tax benefits in the amount of $2.06 million.

     Earnings were positively impacted by the accounting requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard requires the recognition of income tax benefits of loss carryforwards and temporary differences when it is "more likely than not" that they will be realized from the company's future earnings. These tax benefits totalled $2.06 million, and were recorded as an income tax benefit in 1997.

     Net Interest Income. Net interest income is the difference between interest income on earning assets and interest expense on deposits and other borrowed funds. Net interest income for the year ended December 31, 1997 of $3.98 million reflected an increase of $1.23 million or 45% compared to 1996. Total interest income of $8.1 million in 1997 was an increase of $3.3 million or 69% over 1996. This increase was primarily the result of increases of $2.9 million in interest and fees on loans and $388 thousand in interest on investment securities. The increase in earnings on loans and investments was due to increases in average outstanding balances of $31.9 million and $6.9 million, respectively. Likewise, interest paid on deposits increased by $1.9 million or 103% in 1997 due to an increase in the average balance outstanding during the year of $36.7 million and an increase in the average cost of funds of 0.59%. Increases in average outstanding balances were primarily the result of the acquisition of certain assets and liabilities of First Commonwealth Savings Bank, F.S.B. of Alexandria, Virginia ("FSB") in the third quarter of 1996.

     The average yield on earning assets for the year ended December 31, 1997, was 8.57% compared to 8.49% in 1996. The average interest rate paid on interest bearing deposits in 1997 was 4.68% compared to 4.20% in 1996. Net interest margin is the ratio of net interest income to average earning assets. For the year ended 1997, net interest margin was 4.21% compared to 4.85% for the year ended December 31, 1996. The following tables illustrate the Corporation's analysis of average balances, yields and changes in net interest income for the fiscal years indicated.

           THREE YEAR AVERAGE CONSOLIDATED BALANCE SHEETS AND RATES
                            (Dollars in thousands)


                                                    Average Balance (1)           Yield/Cost (2)        Income/Expense (2)
                                                ---------------------------  -----------------------  ----------------------
                                                  1997      1996      1995    1997    1996    1995     1997    1996    1995
                                                -------   -------   -------  ------  ------  ------   ------  ------  ------
Interest-earning assets:
   Loans                                        $74,822   $42,891   $29,524   9.30%   9.44%   10.03%  $6,960  $4,051  $2,961
   Investment securities                         17,170    10,297     7,889   5.89    6.05     5.51    1,011     623     435
   Other interest-earning assets                  2,582     3,386     1,555   5.27    3.84     5.92      136     130      92
                                                -------   -------   -------  -----   -----    -----   ------  ------  ------
     Total interest-earning assets               94,574    56,574    38,968   8.57    8.49     8.95    8,107   4,804   3,488
Noninterest-earning assets                        6,984     3,899     3,299
                                                -------   -------   -------
Total assets                                   $101,558   $60,473   $42,267
                                                =======   =======   =======
Interest-bearing liabilities:
   Savings & interest checking                  $12,853   $10,141  $  9,314   2.26%   2.32%    2.57%    $291    $235    $239
   Money market accounts                         13,893    11,187    10,210   3.34    3.33     3.37      464     373     344
   Time deposits                                 54,681    23,398    10,129   5.59    5.44     5.02    3,056   1,272     508
                                                -------   -------   -------  -----   -----    -----   ------  ------  ------
     Total interest-bearing deposits             81,427    44,726    29,653   4.68    4.20     3.68    3,811   1,880   1,091
   Other interest-bearing liabilities             3,835     1,745       266   8.32   10.37     6.02      319     181      16
                                                -------   -------   -------  -----   -----    -----   ------  ------  ------
     Total interest-bearing liabilities          85,262    46,471    29,919   4.84    4.43     3.70    4,130   2,061   1,107
Noninterest-bearing liabilities:
   Demand deposits                               10,304     8,973     8,825
   Other noninterest-bearing liabilities            224       195       202
Stockholders' equity                              5,768     4,834     3,321
                                                -------   -------   -------
Total Liabilities and Stockholder's Equity     $101,558   $60,473   $42,267
                                                =======   =======   =======
   Interest Rate Spread                                                       3.73%   4.06%    5.25%
   Net Interest Margin/Income                                                 4.21%   4.85%    6.11%  $3,977  $2,743  $2,381

1. Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis.
2. Yields/costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.


               NET INTEREST INCOME/CHANGES DUE TO VOLUME AND RATE
                                  (In Dollars)

                                                         1997 versus 1996                          1996 versus 1995
                                          ------------------------------------------------  ----------------------------------
                                                                  Change due to                             Change due to
                                           Increase    -----------------------------------   Increase   ----------------------
                                          (Decrease)      Rate       Volume    Rate/Volume  (Decrease)     Rate        Volume
                                          ----------   ---------   ----------  -----------  ----------  ---------   ----------
Interest Income:
   Loans                                  $2,909,160   $ (30,024)  $2,961,535   $ (22,351)  $1,090,056  $(174,194)  $1,343,112
   Investment securities                     388,114     (16,475)     415,586     (10,997)     187,610      42,600     132,009
   Other interest-earning assets               6,017       48,081    (30,647)     (11,417)      38,657    (32,340)     109,078
                                          ----------   ----------  ----------   ----------  ----------  ----------  ----------
     Total interest-earning assets        $3,303,291   $    1,582  $3,346,474   $ (44,765)  $1,316,323  $(163,934)  $1,584,199
                                          ==========   ==========  ==========   ==========  ==========  ==========  ==========


Interest Expense:
   Savings & interest checking            $   56,142   $  (6,085)  $   63,854   $  (1,627)  $  (3,816)  $ (23,283)  $   21,535
   Money market accounts                      90,511        1,119      89,121          271      29,155     (4,083)      33,628
   Time deposits                           1,784,789       35,097   1,702,767       46,925     763,277      42,539     665,003
                                          ----------   ----------  ----------   ----------  ----------  ----------  ----------
     Total interest-bearing deposits       1,931,442       30,131   1,855,742       45,569     788,616      15,173     720,166
   Other interest-bearing liabilities        137,896     (42,845)     216,514     (35,773)     165,364     (1,222)     173,390
                                          ----------   ----------  ----------   ----------  ----------  ----------  ----------
     Total interest-bearing liabilities   $2,069,338   $ (12,714)  $2,072,256  $     9,796  $  953,980  $   13,951  $  893,556
                                          ==========   ==========  ==========   ==========  ==========  ==========  ==========


Net Interest Income                       $1,233,953    $  14,296  $1,274,218   $ (54,561)    $362,343  $(177,885)    $690,643


                                       1996 versus 1995
                                       ----------------
                                         Change due to
                                         -------------
                                          Rate/Volume
                                          -----------
Interest Income:
   Loans                                   $ (78,862)
   Investment securities                       13,001
   Other interest-earning assets             (38,081)
                                           ----------
     Total interest-earning assets         $(103,942)
                                           ==========

Interest Expense:
   Savings & interest checking             $  (2,068)
   Money market accounts                        (390)
                                               55,735
                                           ----------
   Time deposits
     Total interest-bearing deposits           53,277
   Other interest-bearing liabilities         (6,804)
                                           ----------
     Total interest-bearing liabilities     $  46,473
                                           ==========

Net Interest Income                         $(150,415)


     Provision for Loan Losses. The provision for loan losses added $1.02 million to the allowance for loan losses in 1997. This amount replaced loans charged-off (net of recoveries) during the year amounting to $524 thousand and increased the allowance to reflect an increase in non-performing loans as previously described.

     Noninterest Income. Noninterest income for the year ended December 31, 1997 was $645 thousand compared to $520 thousand in 1996, an increase of $125 thousand or 24%. The increase is primarily due to fees of $150 thousand, included in other income, from the Bank's new credit card program that began in 1997, less a decline in service charges on deposit accounts amounting to $52 thousand.

     Noninterest expense. Total noninterest expense for the year ended December 31, 1997 of $4.6 million was an increase of $1.5 million or 50% primarily as a result of the acquisition of FSB previously described. The increase in salaries and benefits expense of $608 thousand or 44% resulted from having the former employees of FSB for the entire year of 1997. Occupancy and equipment expense of $988 thousand increased by $301 thousand or 44% due to adding two new branch locations and the related equipment late in 1996. Also, during 1997, significant upgrades were made to the Bank's computer equipment. The cost of data processing services increased by $222 thousand or 84% as a result of a significant increase in transaction volume due to the FSB acquisition and the addition of new customer products and services during 1997. As expected, the cost of FDIC insurance increased by $32 thousand or 296% since the deposits acquired from FSB were insured at rates higher than the Bank's existing deposits. Legal fees declined by $105 thousand or 66% due to the favorable conclusion of certain litigation. Other expenses of $903 thousand in 1997 represented an increase of $448 thousand or 99%. Expenses incurred relating the Bank's new credit card program accounted for $135 thousand of this increase and the remainder was primarily due to the FSB transaction previously described.

     Taxes on Income. The Corporation recorded a deferred income tax benefit of $2.06 million in 1997. Of this amount, $1.3 million reflected recognition of $3.3 million in tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized.

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

Market for the Common Equity and Related Stockholder Matters

     There is limited public trading in the Corporation's common stock. Other than options for 121,500 shares of common stock under the Corporation's option plans, there are presently no other outstanding securities convertible into common equity of the Corporation. Bid prices for the common stock in the over-the-counter market for each quarterly period within the two most recent fiscal years are as follows:


        Quarter Ended       Bid Price         Quarter Ended     Bid Price
            1997                                  1996

        March 31              $2.50           March 31            $2.00
        June 30                2.50           June 30              2.50
        September 30           2.50           September 30         2.25
        December 31            3.37           December 31          2.50

     The quotations were obtained from the Washington Post at each time period shown and reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

     At December 31, 1997 there were 420 holders of record. There have been no dividends paid in the past two years.

Year 2000 Compliance

     GrandBank has a year 2000 plan to identify and solve problems relating to the inability of some computer software programs to correctly recognize the year 2000. In the past, many computer programs were written to record only the last two digits of the year. As a result, many programs will be unable to properly recognize the year 2000. The scope of the problem involves not only computers but other devices that depend on computer chips, and not only the Bank's own systems but also those of outside vendors and customers. The Bank's primary suppliers of data processing services have adopted year 2000 plans and timetables. The Bank is currently monitoring their progress in resolving year 2000 issues and preparing its own systems for the appropriate testing. The Bank will evaluate its loan customers to ensure they are adequately dealing with the problem. The Bank is currently implementing its plan and expects to solve year 2000 issues without material impact to the Bank's business, operations, liquidity, capital resources or financial condition.

[LETTERHEAD OF STEGMAN & COMPANY APPEARS HERE]

                          INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
GrandBanc, Inc.


     We have audited the accompanying consolidated balance sheets of GrandBanc, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GrandBanc, Inc. as of December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                          /s/ Stigman & Company

Baltimore, Maryland
January 24, 1998

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1997 and 1996



                                              Assets

                                                                         1997                  1996
                                                                     ------------          ------------
Cash and due from banks                                              $  2,460,222          $  2,455,622
Federal funds sold                                                      2,837,000               624,000
Time deposits with banks                                                        -             3,300,000
Investment securities:
   Available for sale - at fair value                                   3,395,125             3,657,047
   Held to maturity - at amortized cost -fair value of
     $11,033,305 (1997) and $12,861,416 (1996)                         10,969,615            12,820,977
Loans                                                                  77,445,689            73,723,529
   Less allowance for loan losses                                      (1,701,702)           (1,016,478)
                                                                     ------------          ------------
Loans - net                                                            75,743,987            72,707,051
Bank premises and equipment                                             1,971,573             1,822,804
Foreclosed real estate                                                  1,434,739               975,223
Accrued interest receivable                                               602,770               617,592
Intangible assets                                                       1,337,886             1,479,280
Deferred income taxes                                                   2,056,713                     -
Other assets                                                            1,061,948               665,568
                                                                     ------------          ------------
     TOTAL ASSETS                                                    $103,871,578          $101,125,164
                                                                     ============          ============
                                 Liabilities and Stockholders' Equity

Liabilities:
Noninterest-bearing deposits                                         $  9,933,030          $  9,806,176
Interest-bearing deposits                                              78,764,994            81,476,660
                                                                     ------------          ------------
     Total deposits                                                    88,698,024            91,282,836
Short-term borrowings                                                   5,698,037             2,000,000
Long-term debt                                                          1,500,000             1,500,000
Accrued expenses and other liabilities                                    490,474               321,340
                                                                     ------------          ------------
     Total liabilities                                                 96,386,535            95,104,176
                                                                     ------------          ------------
Stockholders' Equity:
Common stock - $.10 par value; 20,000,000 shares (1997)
     and 7,500,000 (1996) authorized; 4,040,915 and
     3,925,499 shares outstanding in 1997 and 1996, respectively          404,091               392,550
Additional paid-in capital                                             10,928,460            10,405,003
Accumulated deficit                                                    (3,747,332)           (4,596,842)
Net unrealized holding loss on investment securities                     (100,176)             (179,723)
                                                                     ------------          ------------
     Total stockholders' equity                                         7,485,043             6,020,988
                                                                     ------------          ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $103,871,578          $101,125,164
                                                                     ============          ============

                             See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME
             For the Years Ended December 31, 1997, 1996 and 1995

                                                                  1997             1996              1995
                                                               ----------       ----------        ----------
Interest Income:
   Interest and fees on loans                                  $6,960,287       $4,051,127        $2,961,070
   Interest on investment securities - U.S. Government,
     its agencies, and sponsored entities                         903,867          548,095           429,067
   Interest on other investment securities                        107,362           75,020             5,965
   Interest on time deposits with banks                                 -                -               475
   Interest on federal funds sold                                 136,082          130,065            91,408
                                                               ----------       ----------        ----------

       Total interest income                                    8,107,598        4,804,307         3,487,985
                                                               ----------       ----------        ----------
Interest Expense:
   Interest on certificates of deposit of $100,000 or more        766,752          250,063           109,939
   Interest on other deposits                                   3,044,216        1,629,463           980,970
                                                               ----------       ----------        ----------
       Total interest on deposits                               3,810,968        1,879,526         1,090,909
   Interest on short-term borrowings                              162,778          144,972            16,087
   Interest on long-term debt                                     156,569           36,479                 -
                                                               ----------       ----------        ----------

       Total interest expense                                   4,130,315        2,060,977         1,106,996
                                                               ----------       ----------        ----------

Net Interest Income                                             3,977,283        2,743,330         2,380,989

Provision (Recovery) for Loan Losses                            1,209,000          (35,000)          (30,000)
                                                               ----------       ----------        ----------

Net Interest Income After Provision for Loan Losses             2,768,283        2,778,330         2,410,989
                                                               ----------       ----------        ----------
Noninterest Income:
   Service charges on deposit accounts                            315,778          367,614           246,047
   Net realized gain on sales of securities                         1,274            7,050                 -
   Gain on sales of loans                                               -                -            63,383
   Other income                                                   328,416          144,988           133,143
                                                               ----------       ----------        ----------

       Total noninterest income                                   645,468          519,652           442,573
                                                               ----------       ----------        ----------
Noninterest Expense:
   Salaries and employee benefits                               1,993,005        1,384,515         1,272,555
   Occupancy and equipment expense                                987,545          686,750           477,461
   Data processing services                                       487,403          264,921           206,683
   FDIC insurance                                                  43,430           10,961            52,982
   Insurance                                                       70,817           62,804            51,533
   Legal fees                                                      54,068          159,485           171,328
   Foreclosed real estate expenses                                 81,449           60,708            56,605
   Other expenses                                                 903,237          454,803           288,282
                                                               ----------       ----------        ----------

       Total noninterest expense                                4,620,954        3,084,947         2,577,429
                                                               ----------       ----------        ----------

(Loss) Income Before Income Taxes                              (1,207,203)         213,035           276,133

Income Tax (Benefit) Expense                                   (2,056,713)           5,000                 -
                                                               ----------       ----------        ----------

Net Income                                                     $  849,510       $  208,035        $  276,133
                                                               ==========       ==========        ==========

Net Income Per Common Share
   Basic                                                             $.21             $.06              $.09
   Diluted                                                           $.21             $.06              $.09

                            See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
             For the Years Ended December 31, 1997, 1996 and 1995

                                                                               Unrealized
                                                 Additional                      Holding      Total Stock-
                                      Common      Paid-In      Accumulated      (Loss) on       holders'
                                       Stock      Capital       (Deficit)       Securities      Equity
                                     --------   -----------    -----------      ----------    ----------
Balance at January 1, 1995           $317,883   $ 8,331,259    $(5,081,010)     $(463,112)    $3,105,020

   Net income                               -             -        276,133              -        276,133

   Issuance of common stock
     at $2.00 per share                 8,000       144,358              -              -        152,358

   Net change in unrealized loss
     on investment securities               -             -              -        205,995        205,995
                                     --------   -----------    -----------      ----------    ----------

Balance at December 31, 1995          325,883     8,475,617     (4,804,877)      (257,117)     3,739,506

   Net income                               -             -        208,035              -        208,035

   Issuance of common stock
     at $3.00 per share                66,667     1,929,386              -              -      1,996,053

   Net change in unrealized loss
     on investment securities               -            -               -         77,394         77,394
                                     --------   -----------    -----------      ----------    ----------

Balance at December 31, 1996          392,550    10,405,003     (4,596,842)      (179,723)     6,020,988

   Net income                               -             -        849,510              -        849,510

   Issuance of common stock               875        34,123              -              -         34,998
     at $4.00 per share

   Issuance of common stock            10,666       489,334              -              -        500,000
     at $4.69 per share

   Net change in unrealized loss
     on investment securities               -             -              -         79,547         79,547
                                     --------   -----------    -----------      ----------    ----------

Balance at December 31, 1997         $404,091   $10,928,460    $(3,747,332)     $(100,176)    $7,485,043
                                     ========   ===========    ===========      ==========    ==========

                             See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1997, 1996 and 1995

                                                                            1997             1996              1995
                                                                         -----------      -----------       -----------
Cash Flows from Operating Activities:
     Net income                                                          $   849,510      $   208,035       $   276,133
     Adjustments to reconcile net income to
         net cash provided by operating activities:
         Depreciation                                                        230,175          119,571           106,144
         Accretion and amortization of securities                             87,719         (11,661)          (13,222)
         Amortization of intangibles                                         160,818           46,522                 -
         Provision for loan losses                                         1,209,000         (35,000)          (30,000)
         Net realized (gain) loss from sales of assets                       (1,274)           26,206          (63,383)
         Other real estate owned - write downs                                57,000                -            30,000
         Deferred Income taxes                                           (2,056,713)                -                 -
     Net changes in:
         Accrued interest receivable                                        (14,822)        (110,100)           113,808
         Accounts receivable                                                       -                -            20,934
         Other assets                                                      (415,804)        (448,480)           399,257
         Accrued expenses and other liabilities                              204,132        (425,832)            95,320
         Other - net                                                          62,714          226,771           108,777
                                                                         -----------      -----------       -----------

              Net cash provided (used) by operating activities               402,099        (403,968)         1,043,768
                                                                         -----------      -----------       -----------

Cash Flows From Investing Activities:
     Investment in time deposits with banks                                3,300,000      (3,205,000)          (95,000)
     Net increase in federal funds sold                                  (2,213,000)        (624,000)                 -
     Purchases of available for sale securities                          (3,188,050)      (3,787,000)       (1,247,656)
     Proceeds from maturities/principal payments
         on available for sale securities                                  2,890,465        1,595,816           550,000
     Proceeds from sale of available for sale securities                     550,516        1,704,908         4,000,000
     Purchases of held to maturity securities                            (5,099,766)      (8,868,870)                 -
     Proceeds from maturities/principal payments
         on held to maturity securities                                    6,953,222        1,000,000                 -
     Net increase in loans                                               (5,121,165)      (9,030,750)       (6,104,168)
     Proceeds from sale of participation loans                             1,490,000        3,752,411         3,327,035
     Purchases of loans                                                  (1,273,652)      (2,031,887)           (3,675)
     Purchase of property and equipment                                    (378,944)        (295,212)         (167,718)
     Proceeds from sale of foreclosed real estate and other assets            79,650           45,744                 -
     Net funds received in acquisition                                             -       20,756,587                 -
                                                                         -----------      -----------       -----------

              Net cash (used) provided by investing activities           (2,010,724)        1,012,747           258,818
                                                                         -----------      -----------       -----------

Cash Flows from Financing Activities:
     Net decrease in deposits                                            (2,584,812)      (5,147,663)         (171,862)
     Net increase (decrease) in short-term borrowings                      3,698,037        1,941,000       (1,293,000)
     Proceeds from long-term debt                                                  -        1,500,000                 -
     Proceeds from issuance of common stock                                  500,000        1,996,053           152,358
                                                                         -----------      -----------       -----------
              Net cash provided (used) by financing activities             1,613,225          289,390       (1,312,504)
                                                                         -----------      -----------       -----------

Net Increase (Decrease) in Cash                                                4,600          898,169           (9,918)

Cash at Beginning of Year                                                  2,455,622        1,557,453         1,567,371
                                                                         -----------      -----------       -----------

Cash at End of Year                                                      $ 2,460,222      $ 2,455,622       $ 1,557,453
                                                                         ===========      ===========       ===========

12

              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
             For the Years Ended December 31, 1997, 1996 and 1995



                                                   1997             1996              1995
                                                -----------      -----------       -----------
Supplemental disclosures:
     Interest payments                           $4,089,718       $1,998,225        $1,067,408
     Income tax payments                                  -            5,000                 -


Noncash investing and financing activities:
     Unrealized gain on investment securities
         available for sale                         $79,547          $77,394          $205,995

     Stock issued in consideration
         of professional services                   $34,998          $     -          $      -

                             See accompanying notes.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           For the Years Ended December 31, 1997, 1996 and 1995



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of GrandBanc, Inc. (the Corporation), including its wholly owned subsidiary, GrandBank, (the Bank), conform to generally accepted accounting principles and to prevailing practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 1997.

   Consolidation Policy

     The consolidated financial statements include the accounts of the Corporation and the Bank with all significant intercompany transactions eliminated. The financial statements of the Corporation include the Bank under the equity method of accounting.

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

   Income Taxes

     Under the asset and liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more than likely".


2.   NEW ACCOUNTING STANDARDS

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

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FASB 125), which provides new accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets and extinguishments of liabilities. FASB 125 is effective for transactions occurring after December 31, 1996, except for the provisions relating to repurchase agreements, securities lending and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by FASB 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of FASB 125." Adoption of FASB 125 was not material; FASB 127 will be adopted as required in 1998 and is not expected to be material.

     In February 1997, Statement of Financial Accounting Standards No. 128, Earnings per Share (FASB 128), was issued and establishes new standards for computing and presenting earnings per share. FASB 128 is effective for the Corporation's December 31, 1997 financial statements, including restatement of interim periods; earlier application was not permitted. The effect of the new standard did not have an impact on previously reported earnings per share.

     In June 1997, Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (FASB 130), was issued and establishes standards for reporting and displaying comprehensive income and its components. FASB 130 requires comprehensive income and its components, as recognized under the accounting standards, to be displayed in a financial statement with the same prominence as other financial statements. The Corporation plans to adopt the standard, as required, beginning in 1998; adoption will not have a material impact on the Corporation.

     Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FASB 131), also issued in June 1997, establishes new standards for reporting information about operating segments in annual and interim financial statements. The standard also requires descriptive information about the way the operating segments are determined, the products and services provided by the segments, and the nature of differences between reportable segment measurements and those used for the consolidated enterprise. This standard is effective for years beginning after December 15, 1997. Adoption in interim financial statements is not required until the year after initial adoption, however, comparative prior period information is required. The Corporation is evaluating the standard and plans adoption as required in 1998; adoption of this disclosure requirement will not have a material impact on the Corporation.


3.   ACQUISITION

     On September 20, 1996, the Corporation acquired, in a purchase and assumption agreement, the Alexandria, Virginia branch of First Commonwealth Savings Bank, FSB. Total deposits of approximately $60 million were assumed, loans totaling approximately $36.7 million and premises and equipment of $1.3 million were purchased. The excess of the fair value of the liabilities over the fair value of the assets acquired and cash received was classified as a deposit intangible in the amount of $1,181,140 and goodwill in the amount of $364,086. The deposit intangible is being amortized over 9 years and goodwill is being amortized over 12 years.


4.   INVESTMENT SECURITIES

     The amortized cost and estimated fair value of investment securities at December 31 were as follows:

                                                                       Gross          Gross
                                                     Amortized      Unrealized     Unrealized      Estimated
                                                       Cost            Gains         Losses        Fair Value
                                                    -----------     ----------     ----------     -----------
Available for Sale 1997

Obligations of U.S. Government, its agencies,
   and sponsored entities                            $3,005,322         $6,875         $7,972      $3,004,225
Other investments                                       390,900             --             --         390,900
                                                     ----------     ----------     ----------     -----------
     Total                                           $3,396,222         $6,875          7,972      $3,395,125
                                                     ==========     ==========     ==========     ===========

Available for Sale 1996

Obligations of U.S. Government, its agencies,
   and sponsored entities                            $3,428,546        $14,401         $   --      $3,442,947
Other investments                                       214,100             --             --         214,100
                                                     ----------     ----------     ----------     -----------
     Total                                           $3,642,646        $14,401         $   --      $3,657,047
                                                     ==========     ==========     ==========     ===========

Held to Maturity 1997

Obligations of U.S. Government, its agencies,
   and sponsored entities                           $ 8,641,505        $27,700        $13,805     $ 8,655,400
Mortgage-backed securities                            2,328,110         49,795             --       2,377,905
                                                    -----------     ----------     ----------     -----------
     Total                                          $10,969,615        $77,495        $13,805     $11,033,305
                                                    ===========     ==========     ==========     ===========

Held to Maturity 1996

Obligations of U.S. Government, its agencies,
   and sponsored entities                           $10,044,646        $48,760        $25,784     $10,067,622
Mortgage-backed securities                            2,776,331         17,909            446      2,793,794
                                                    -----------     ----------     ----------     -----------
     Total                                          $12,820,977        $66,669        $26,230     $12,861,416
                                                    ===========     ==========     ==========     ===========

     The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Available for Sale           Held to Maturity
                                         -------------------------   --------------------------
                                          Amortized     Estimated      Amortized    Estimated
                                             Cost       Fair Value       Cost       Fair Value
                                         -----------   -----------   -----------   -----------
Due in one year or less                   $       --    $       --    $2,714,755    $2,725,230
Due after one year through five years      2,000,000     2,006,095     3,926,750     3,932,980
Due after five years through ten years            --            --     2,000,000     1,997,190
Due after ten years                        1,005,322       998,130            --            --
                                         -----------   -----------   -----------   -----------
                                           3,005,322     3,004,225     8,641,505     8,655,400

Mortgage-backed securities                        --            --     2,328,110     2,377,905
Equity investments                           390,900       390,900            --            --
                                         -----------   -----------   -----------   -----------

     Total                                $3,396,222    $3,395,125   $10,969,615   $11,033,305
                                         ===========   ===========   ===========   ===========

     At December 31, securities pledged as collateral for public deposits and for other purposes as required or permitted by law were as follows:

                                                   1997                         1996
                                         -------------------------   --------------------------
                                          Amortized     Estimated      Amortized    Estimated
                                             Cost       Fair Value       Cost       Fair Value
                                         -----------   -----------   -----------   -----------
Available for Sale                       $ 3,005,322   $ 3,004,225    $  548,546   $   552,576
Held to Maturity                          10,969,615    11,033,305     4,545,167     4,553,208
                                         -----------   -----------    ----------   -----------
     Total                               $13,974,937   $14,037,530    $5,093,713    $5,105,784
                                         ===========   ===========    ==========    ==========

     Proceeds from sales together with gross gains and losses realized on sales of securities were as follows:


                            1997           1996
                         ----------     -----------
Proceeds from sale         $550,516      $1,500,000
Gross realized gains          1,274           7,050
Gross realized losses             -               -


5.   LOANS AND ALLOWANCE FOR LOAN LOSSES

     The composition of the loan portfolio at December 31 was as follows:

                                  1997                1996
                            ----------------    ----------------
Real estate - mortgage         $47,016,711         $54,163,698
Real estate - construction         433,826           1,709,007
Commercial                      21,684,319          15,804,240
Consumer                         4,501,261           2,046,584
Credit card receivable           3,809,572                   -
                            --------------      --------------
     Total loans               $77,445,689         $73,723,529
                            ==============      ==============

     Certain senior officers, directors and companies in which officers and directors are partners and principal stockholders have had loan transactions with the Bank. Such extensions of credit have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders and at the time did not involve more than the normal risk of collectibility or present other unfavorable circumstances. The following summarizes changes in amounts outstanding, both direct and indirect, to such persons during 1997 and 1996:

                                        1997              1996
                                   --------------    --------------
Balance at January 1                   $  769,000        $  639,000
Amounts borrowed                        2,702,000         1,460,000
Amounts paid                           (1,211,000)       (1,705,000)
Participation purchased (sold)                  -           375,000
                                   --------------    --------------

Balance at December 31                 $2,260,000        $  769,000
                                   ==============    ==============

     Activity in the allowance for loan losses for the three years ended December 31 is as follows:

                                           1997          1996          1995
                                       ------------  ------------  ------------
Balance at January 1                     $1,016,478    $  748,480      $704,256
Provision (recovery) for loan losses      1,209,000       (35,000)      (30,000)
Allowance acquired                                -       220,470             -
Loans charged-off                          (586,491)     (143,773)      (34,553)
Recoveries                                   62,715       226,301       108,777
                                       ------------  ------------  ------------

Balance at December 31                   $1,701,702    $1,016,478      $748,480
                                       ============  ============  ============

At December 31, 1997, 1996 and 1995, the total recorded investment in impaired loans amounted to $2,772,052, $742,033 and $77,406, respectively. The average balances of these loans were $326,268, $220,487 and $77,542 for the years ended December 1997, 1996 and 1995, respectively. Following is a summary of cash receipts on impaired loans and how they were applied:

                                     1997            1996             1995
                                ------------     ------------     ------------
Cash receipts applied
   to principal balance            $       -           $    -           $1,575
Cash receipts recognized
   as interest income                      -            2,900            4,202
                                ------------     ------------     ------------
   Total cash receipts             $       -           $2,900           $5,777
                                ============     ============     ============

     The allowance for loan losses related to impaired loans amounted to approximately $639,000, $111,000 and $22,000 at December 31, 1997, 1996 and
1995,
respectively. If interest had been recognized on impaired loans at the original interest rate, interest income would have increased approximately $133,000, $70,000 and $3,400 for the years ended December 31, 1997, 1996 and 1995, respectively.

6.   BANK PREMISES AND EQUIPMENT

     Bank premises and equipment consisted of the following at December 31:


                                             1997         1996
                                         -----------  ------------
Land                                      $  360,000   $  360,000
Building                                     840,000      840,000
Leasehold improvements                       751,848      729,013
Equipment                                  1,045,297      732,545
Furniture and fixtures                       192,434      148,390
                                        ------------  -----------
                                           3,189,579    2,809,948
     Less accumulated depreciation        (1,218,006)    (987,144)
                                        ------------  -----------

                                          $1,971,573   $1,822,804
                                        ============  ===========


     The Bank leases office space under various lease agreements. Rental expense for 1997, 1996 and 1995 totaled $581,044, $428,049, and $244,244, respectively.
Future minimum annual lease payments for operating leases are as follows:

     1998                                    $476,459
     1999                                     449,970
     2000                                     297,860
     2001                                     303,216
     2002                                     308,688
     Thereafter                               787,880


7.   INTANGIBLE ASSETS

     Following is a summary of intangible assets, net of accumulated amortization, included in the consolidated balance sheets:

                                                  Premium on
                                                   Purchased
                                  Goodwill         Deposits           Total
                               --------------     ----------      -------------

Balance, January 1, 1996            $       -      $       -        $         -
Acquisitions                          344,662      1,181,140          1,525,802
Amortization                          (16,451)       (30,071)           (46,522)
                               --------------     ----------      -------------

Balance, December 31, 1996            328,211      1,151,069          1,479,280
Addition                               19,424              -             19,424
Amortization                          (29,559)      (131,259)          (160,818)
                               --------------     ----------      -------------

Balance, December 31, 1997           $318,076     $1,019,810         $1,337,886
                               ==============     ==========      =============

8.   DEPOSITS

     Deposits at December 31 are summarized as follows:

                                                     1997          1996
                                                -------------  -------------
Noninterest-bearing                                $9,933,030     $9,806,176
                                                -------------  -------------
Interest-bearing:
   Savings and interest checking                   12,712,234     12,831,974
   Money market                                    11,966,323     13,456,005
   Certificates of deposit of $100,000 or more     15,268,806      9,099,612
   Other                                           38,817,631     46,089,069
                                                -------------  -------------

       Total interest-bearing                      78,764,994     81,476,660
                                                -------------  -------------

       Total                                      $88,698,024    $91,282,836
                                                =============  =============

9.   SHORT-TERM BORROWINGS

     At December 31, 1997, the Corporation is indebted to an unaffiliated bank in the amount of $2,000,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due October 1, 1998. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt.

     Short-term borrowings at December 31, 1997 also consisted of securities sold under agreement to repurchase as follows:

   Average amount outstanding during the year       $  331,210
   Weighted average interest rate during the year        3.90%
   Amount outstanding at year end                   $3,698,037
   Weighted average interest rate at year end            4.76%
   Maximum amount at any month end                  $3,698,037


10.  LONG-TERM DEBT

     At December 31, 1997, the Corporation is also indebted to the same unaffiliated bank in the amount of $1,500,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due October 1, 1999. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt. Also securing this loan is the real property owned by the Corporation, located in Alexandria, Virginia.

11.  STOCK OPTION PLAN

     The Corporation maintains a stock option plan for outside directors and an incentive stock option plan for key employees. The plans provide that 100,000 and 200,000 shares of common stock of the Corporation be reserved for each Plan, respectively. The option price shall be the fair market value of the common stock on the date the option is granted, and the option must be exercised within ten years and five years from the date granted for director and incentive stock option plans, respectively.

     The following is a summary of changes in shares under option for each of the years ended December 31:

                                           1997                              1996                              1995
                              ------------------------------------------------------------------------------------------------------
                                                 Weighted                            Weighted                         Weighted
                                  Number          Average            Number           Average           Number          Average
                                of Shares      Exercise Price      of Shares      Exercise Price      of Shares      Exercise Price
                              -------------  ------------------  -------------  ------------------  -------------  -----------------
Outstanding at beginning
 of year                            133,500               $2.31        103,500               $1.89         89,500              $1.75
Granted                              12,500                2.88         30,000                3.75         15,000               2.75
Exercised                                 -                   -              -                   -              -                  -
Expired                             (24,500)               2.17              -                   -         (1,000)              1.75
                              -------------                      -------------                      -------------

Outstanding at end of year          121,500             $2.40          133,500               $2.31        103,500              $1.89
                              =============                      =============                      =============
Weighted average fair value
 of options granted during
 the year                                               $1.68                                $1.79                             $1.56
                                                     ========                             ========                          ========


     The following summarizes information about options outstanding at December 31, 1997:

                                             Options Outstanding                                        Options Exercisable
                        -----------------------------------------------------------------       ------------------------------------
                                              Weighted Average
Range of Exercise                                 Remaining            Weighted Average                            Weighted Average
     Prices                  Number            Contractual Life          Exercise Price             Number          Exercise Price
-----------------       ----------------      ------------------       ------------------       ------------      ------------------
  $1.75 - $3.75              121,500              4.06 years                  $2.40                 111,500              $2.36

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the three years ended December 31:


                               1997           1996           1995
                            ----------     ----------     ----------
Dividend yield                       -              -              -
Expected volatility               30.0%         30.0%          30.0%
Risk-free interest rate           6.82%         6.29%          6.29%
Expected lives                 10 years    5-10 years       10 years


    The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plans. No compensation expense related to the Plans was recorded during the three years ended December 31, 1997. If the Corporation had elected to recognize compensation cost based on the fair value at the grant dates for awards under the Plans consistent with the method of prescribed by SFAS 123, net income and earnings per share would have been changed to the pro forma amounts as follows:

                               Year ended December 31,
                                   1997       1996
                                 --------   --------
Net income                       $861,510   $154,485
Net income per share:
   Basic                             $.21       $.04
   Diluted                           $.21       $.04


12.  NET INCOME PER COMMON SHARE

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which became effective for the Company for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully-diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is arrived at by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and warrants. For purposes of comparability, all prior-period earnings per share data has been restated.

     The calculation of net income per common share follows:

                                              For the Year Ended December 31,

                                            1997           1996           1995
                                         ---------      ---------      ---------
Basic:
-----
Net income (applicable
   to common stock)                     $  849,510     $  208,035     $  276,133
Average common shares
   outstanding                           4,026,293      3,446,961      3,242,665
Basic net income
   per share                                  $.21           $.06           $.09

Diluted:
-------
Net income (applicable
   to common stock)                     $  849,510     $  208,035     $  276,133
Average common
   shares outstanding                    4,026,293      3,446,961      3,242,665
Stock option adjustment                     31,855         43,154         19,667
Average common shares
   outstanding - diluted                 4,058,148      3,490,115      3,262,332
Diluted net income per share                  $.21           $.06           $.09


13.  INCOME TAXES

     Federal and state income tax (benefit) expense consists of the following:

                                              For the Year Ended December 31,

                                             1997         1996          1995
                                         -----------   ----------    ----------
Current federal income
   tax expense                           $         -       $5,000    $       -
Current state income tax
   (benefit)                                       -            -            -
Deferred federal income tax (benefit)     (1,669,336)           -            -
Deferred state income tax (benefit)         (387,377)           -            -
                                         -----------   ----------    ----------

                                         $(2,056,713)      $5,000    $       -
                                         ===========   =========-    ==========


     A reconciliation of the differences between the maximum federal statutory income tax rate and the Corporation's effective tax rate for the years ended December 31 is as follows:

                                                                       Percent
                                                                      of Pretax
                                                        Amount          Income
                                                      ---------       ----------
1997
   Tax (benefit) at statutory rate                    $(410,449)         (34.0)%
   State income taxes net of
     federal income tax benefit                         (60,360)          (5.0)
   Nondeductible expenses                                11,735            1.0
   Elimination of valuation allowance
     on deferred tax assets                          (1,597,639)        (132.3)
   Net operating loss carryforward
     (utilization)                                            -              -
                                                    -----------      ---------
                                                    $(2,056,713)        (170.3)%
                                                    ===========      =========

1996
   Tax (benefit) at statutory rate                      $72,432           34.0%
   State income taxes net of
     federal income tax benefit                           7,826            3.6
   Nondeductible expenses                                 5,641            2.6
   Elimination of valuation allowance
     on deferred tax assets                                   -              -
   Net operating loss carryforward
     (utilization)                                      (80,899)         (37.9)
                                                    -----------      ---------
                                                         $5,000            2.3%
                                                    ===========      =========

1995
   Tax (benefit) at statutory rate                      $93,885           34.0%
   State income taxes net of
     federal income tax benefit                          15,705            5.7
   Nondeductible expenses                                     -              -
   Elimination of valuation allowance
     on deferred tax assets                                   -              -
   Net operating loss carryforward
     (utilization)                                     (109,590)         (39.7)
                                                    -----------      ---------
                                                    $         -              -
                                                    ===========      =========

     At December 31 net deferred tax assets consisted of the following:

                                                          1997           1996
                                                      -----------   -----------
Deferred tax assets:
   Net operating loss carryforward                    $ 1,343,255   $ 1,241,941
   Allowance for loan losses                              578,904       307,418
   Foreclosed real estate -
     valuation allowance                                   57,158        35,145
   Depreciation                                            10,056        29,396
   Intangible assets                                       25,239         7,392
   Loan fees and costs                                      2,608             -
   Unrealized holding gains on investment
     securities available for sale                            423             -
   Unrealized holding losses on investment
     securities transfers from available for
     sale to held to maturity                              38,265        74,971
   Other                                                      805         1,081
                                                      -----------   -----------
                                                        2,056,713     1,697,344

   Valuation allowance for deferred tax assets                  -    (1,682,548)
                                                      -----------   -----------

     Total deferred tax assets                          2,056,713        14,796
                                                      -----------   -----------

Deferred tax liabilities:
   Loan fees and costs                                          -        (9,234)
   Unrealized holding gains on investment
     securities available for sale                              -        (5,562)
                                                      -----------   -----------

     Total deferred tax liabilities                             -       (14,796)
                                                      -----------   -----------

     Net deferred tax assets                          $ 2,056,713   $         -
                                                      ===========   ===========

     The Company has recorded a deferred tax asset of $1,343,255 reflecting the benefit of $3,385,219 in tax loss carryforwards, which expire in varying amounts between 2007 and 2012. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.


14.  REGULATORY MATTERS

   Capital

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitive measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitive measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

     As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes changed the Bank's category.

     The Bank's actual capital amounts and ratios are presented in the table on the next page.

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

   Cash and Due From Banks

     The Federal Reserve System requires that banks maintain reserve balances based on the type and amount of deposits. At December 31, 1997 and 1996,

                                                                                                   To Be Well Capitalized
                                                                                                   Under Prompt Corrective
                                           Actual             For Capital Adequacy Purposes           Action Provisions
                                  ------------------------   -------------------------------   ------------------------------
                                      Amount        Ratio       Amount               Ratio          Amount           Ratio
                                  ------------     -------   ------------         ----------   --------------     -----------
As of December 31, 1997:

   Total Capital (to Risk
     Weighted Assets)                $8,140,000     9.98%    $6,525,000             8.00%         $8,156,000         10.00%

   Tier I Capital (to Risk
     Weighted Assets)                $7,112,000     8.72%    $3,263,000             4.00%         $4,894,000          6.00%

   Tier I Capital (to Average
     Assets)                         $7,112,000     7.29%    $3,902,000             4.00%         $4,878,000          5.00%

As of December 31, 1996:

   Total Capital (to Risk
     Weighted Assets)                $7,886,000    10.25%    $6,155,000             8.00%         $7,694,000         10.00%

   Tier I Capital (to Risk
     Weighted Assets)                $6,923,000     9.00%    $3,078,000             4.00%         $4,617,000          6.00%

   Tier I Capital (to Average
     Assets)                         $6,923,000     6.80%    $4,073,000             4.00%         $5,091,000          5.00%

the Bank was required to maintain reserves of $384,000 and $344,000, respectively.

15.  LITIGATION

     At December 31, 1997, the Corporation was involved in litigation arising from normal banking, financial, and other activities of the Bank. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Corporation's financial condition.

16.  FINANCIAL INSTRUMENTS WITH
     OFF-BALANCE SHEET RISK

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

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1997 and 1996, the Bank's total unfunded commitments to extend credit were $3,160,671 and $4,493,048, respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include loans, property, equipment, commercial properties, and other business assets as may be deemed appropriate.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and totaled $234,171 and $340,762 at December 31, 1997 and 1996, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies but may include accounts receivable, inventory, equipment, marketable securities, property, and other business assets as may be deemed appropriate. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.


17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

                                         1997                                1996
                            ------------------------------      ---------------------------------
                               Carrying                           Carrying
                                Amount          Fair Value         Amount             Fair Value
                            -------------      -----------       ----------          ------------
Financial assets:
   Cash and due from
     banks                     $2,460,222       $2,460,222        $2,455,622           $2,455,622
   Federal funds sold           2,837,000        2,837,000           624,000              624,000
   Time deposits with
     banks                              -                -         3,300,000            3,300,000
   Investment securities:
     Available for sale         3,395,125        3,395,125         3,657,047            3,657,047
     Held to maturity          10,969,615       11,033,305        12,820,977           12,861,416
   Loans, net of
     allowance                 75,743,987       76,996,069        72,707,051           72,477,143
   Accrued interest
     receivable                   602,770          602,770           617,592              617,592
Financial liabilities:
   Deposits                    88,698,024       89,296,349        91,282,836           91,525,666
   Federal funds
     purchased and
     other short-term
     borrowings                 5,698,037        5,698,037         2,000,000            2,000,000
   Long-term debt               1,500,000        1,500,000         1,500,000            1,500,000
   Accrued interest
     payable                      170,668          170,668           104,453              104,453

Off-balance sheet
   items:
   Commitments to
     extend credit             $3,160,671       $3,160,671        $4,493,048           $4,493,048
   Standby letters of
     credit                      $234,171         $234,171          $340,762             $340,762

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

   . Long-term borrowings: The fair value is estimated based on interest rates currently available for borrowings with similar terms and remaining maturities.


18.  PARENT COMPANY FINANCIAL INFORMATION

     Condensed balance sheets, statements of income and statements of cash flows for GrandBanc, Inc. (parent only) are presented below:

                                BALANCE SHEETS



                                                                   December 31,
                                                             1997               1996
                                                       --------------      -------------
ASSETS:
   Cash                                                 $     304,946       $     68,386
   Investments in subsidiary                                9,069,631          8,025,288
   Bank premises and equipment - net                        1,247,962          1,291,924
   Intangible assets                                          198,447            197,455
   Other assets                                                 1,494             36,445
   Deferred income taxes                                      197,563                  -
                                                       --------------      -------------

       TOTAL ASSETS                                       $11,020,043         $9,619,498
                                                       ==============      =============

LIABILITIES:
   Notes payable                                           $3,500,000         $3,500,000
   Accrued expenses and other liabilities                      35,000             98,510
                                                       --------------      -------------

        Total liabilities                                   3,535,000          3,598,510
                                                       --------------      -------------

STOCKHOLDERS' EQUITY:
   Common stock                                               404,091            392,550
   Additional paid-in capital                              10,928,460         10,405,003
   Accumulated deficit                                    (3,747,332)        (4,596,842)
   Net unrealized holding loss on
     investment securities                                  (100,176)          (179,723)
                                                       --------------      -------------

       Total stockholders' equity                           7,485,043          6,020,988
                                                       --------------      -------------

       TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                             $11,020,043         $9,619,498
                                                       ==============      =============

                                                   STATEMENTS OF INCOME

                                             1997           1996            1995
                                        -----------     ----------     -------------
INCOME:
   Rental income                           $120,000        $30,000       $         -
   Interest income                           11,096              -                 -
   Fee income                                     -         34,034            49,944
   Other income                                 193          2,500                 -
                                        -----------     ----------     -------------

     Total income                           131,289         66,534            49,944
                                        -----------     ----------     -------------

EXPENSES:
   Salaries and employee benefits                 -         51,170            48,641
   Interest expense                         306,250         84,764                 -
   Professional fees                         62,758         69,745            57,342
   Other expenses                            75,130         11,718             7,777
                                        -----------     ----------     -------------

     Total expenses                         444,138        217,397           113,760
                                        -----------     ----------     -------------

LOSS BEFORE INCOME
   TAXES AND EQUITY IN
   UNDISTRIBUTED INCOME
   OF SUBSIDIARY                          (312,849)      (150,863)          (63,816)

INCOME TAX BENEFIT                        (197,563)              -                 -
                                        -----------     ----------     -------------

LOSS BEFORE EQUITY IN UNDIS-
   TRIBUTED INCOME OF
   SUBSIDIARY                             (115,286)      (150,863)          (63,816)

EQUITY IN UNDISTRIBUTED
   INCOME OF SUBSIDIARY                     964,796        358,898           339,949
                                        -----------     ----------     -------------

NET INCOME                                 $849,510       $208,035          $276,133
                                        ===========     ==========     =============

                                                  STATEMENTS OF CASH FLOWS

                                             1997           1996            1995
                                        -----------     ----------     -------------
CASH FLOWS FROM
   OPERATING ACTIVITIES:
   Net income                              $849,510       $208,035          $276,133
   Adjustments to reconcile net
     income to net cash provided
     by operating activities:
     Equity in undistributed income
       of subsidiary                       (964,796)      (358,898)         (339,949)
     Depreciation and amortization           60,995          8,621                 -
     Deferred income taxes                 (197,563)             -                 -
     Net realized gains from
       sales of assets                            -         (2,500)                -
   Net changes in:
     Other assets                            16,926        (36,029)             (416)
     Accrued expenses and
       other liabilities                    (28,512)        96,615             1,697
                                         ----------   ------------      ------------

       Net cash used in operating
         activities                        (263,440)       (84,156)          (62,535)
                                         ----------   ------------      ------------

CASH FLOWS FROM
   INVESTING ACTIVITIES:
   Capital contributed to subsidiary              -     (4,000,000)                -
   Proceeds from sale of fixed assets             -          4,500                 -
   Net funds disbursed in acquisition             -     (1,500,000)                -
                                         ----------   ------------      ------------

     Net cash used in
       investing activities                       -     (5,495,500)                -
                                         ----------   ------------      ------------

CASH FLOWS FROM
   FINANCING ACTIVITIES:
   Proceeds from borrowings                       -      3,500,000                 -
   Proceeds from issuance of
     common stock                           500,000      1,996,053           152,358
                                         ----------   ------------      ------------

     Net cash provided by
       financing activities                 500,000      5,496,053           152,358
                                         ----------   ------------      ------------

NET INCREASE (DECREASE) IN CASH             236,560       (83,603)            89,823

CASH AT BEGINNING OF YEAR                    68,386        151,989            62,166
                                         ----------   ------------      ------------

CASH AT END OF YEAR                        $304,946        $68,386          $151,989
                                         ==========   ============      ============


Supplemental disclosures:
   Interest payments                       $331,868        $59,146      $          -
                                         ==========   ============      ============

                              REPORT OF MANAGEMENT



     Management is responsible for the financial statements which have been prepared in accordance with generally accepted accounting principles. In Management's opinion the financial statements present fairly the financial condition of the Corporation and its subsidiary at December 31, 1996 and December 31, 1997, and the three year period ending at December 31, 1997. The financial data included amounts that are based on the best estimates and judgments of Management.

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

Board of Directors of
GrandBanc, Inc. and GrandBank

Abbey J. Butler
Co-Chairman and Co-Chief Executive Officer
Avatex Corporation

Steven K. Colliatie
President and CEO
GrandBanc, Inc. and
GrandBank

Melvyn J. Estrin
Co-Chairman and Co-Chief Executive Officer
Avatex Corporation
Chairman of the Board
GrandBanc, Inc. and GrandBank

Avis Y. Pointer
President, The Quantum Leap, Inc.

Joan H. Schonholtz
Retired


Officers of GrandBanc, Inc.

Steven K. Colliatie
President and CEO

David L. Erickson
Executive Vice President
Secretary


Officers of GrandBank

Steven K. Colliatie
President and CEO

David L. Erickson
Executive Vice President
Chief Financial Officer
Secretary

Tracy A. Berriman
Senior Vice President
Information Systems

Barbara L. Martinez
Senior Vice President
Controller

Elizabeth W. Radcliffe
Senior Vice President
Retail Banking

Frank J. Merendino, Jr.
Vice President
Lending

Larry A. Singer
Vice President
Lending

Corporate Headquarters
and Main Banking Office

1800 Rockville Pike
Rockville, MD 20852
(301) 770-1300

Mailing Address
P.O. Box 2022
Rockville, MD 20852

Services: ATM Vestibule, Drive Through,
          Night Depository, Safe Deposit Boxes


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


Germantown, MD

19701 Frederick Avenue
Germantown, MD 20876
Services: ATM Vestibule, Drive Through,
          Night Depository, Safe Deposit Boxes


Alexandria, VA

301 S. Washington Street
Alexandria, VA 22314


Shareholder Information

There is a limited public trading market for the common stock. Shareholders, analysts and others seeking financial information are requested to contact the Chief Financial Officer.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Independent Auditors

Stegman & Company
Suite 200
405 East Joppa Road
Towson, MD 21286

Counsel

Kennedy, Baris & Lundy, L.L.P.
1225 Nineteenth Street, N.W.
Washington, D.C. 20036

Annual Meeting

The 1998 Annual Meeting of Shareholders will be held on May 7, 1998, at 10:00 A.M. at Corporate Headquarters, 1800 Rockville Pike, Rockville, MD.

10-K

A copy of the Company's Form 10-K may be obtained free-of-charge by writing the Secretary, GrandBanc, Inc. at P.O. Box 2022, Rockville, MD 28052.

Directory of Products and Services

As a full service community bank, GrandBank offers a variety of consumer and commercial deposit and loan products.


Deposit Products

Checking/Interest Checking
Savings
Money Market
IRA's
Certificates of Deposit
Escrow Manager
Cash Management Services


Loan Products

Personal
Auto
Home Improvement
Home Equity
Overdraft Protection
Home Mortgage
Commercial/Business Purpose


Electronic Banking Services

ATM - 24-Hour Automated Teller Machines
      Member of Honor Network

PC Banking for Businesses and Individuals

Account Information, Bill Payor and Transaction Requests by Telephone

Wire Transfers, Preauthorized Transfers

Debit Cards

                    [LOGO OF GRANDBANC, INC. APPEARS HERE]