Form 10KSB40, Exhibit 13
period 1998-12-31
GRANDBANC INC
filed 1999-04-08
CIK 719488

                                  EXHIBIT 13

                                                                      EXHIBIT 13

                                GRANDBANC, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                         Period ended December 31, 1998


                               TABLE OF CONTENTS


Selected Financial Data........................................................i

President's Message............................................................1

Management's Discussion and Analysis of Results
     of Operations and Financial Condition.....................................2

Independent Auditor's Report...................................................8

Consolidated Financial Statements:

     Balance Sheets............................................................9

     Statements of Income.....................................................10

     Statement of Changes in Stockholders' Equity... .........................11

     Statement of Cash Flows..................................................12

Notes to Consolidated Financial Statements.................................14-28

                            SELECTED FINANCIAL DATA
                 (Dollars in thousands, except per share data)


                                                                 At or for Year Ended December 31
                                            ===========================================================================
                                                 1998            1997            1996           1995          1994
                                            --------------  --------------  --------------  ------------  -------------
Operating Results:

Net interest income                          $  4,192        $  3,977        $  2,743        $ 2,381       $ 2,155
Provision for loan losses                          10           1,209             (35)           (30)         (114)
Non-interest income                               638             645             520            442           400
Non-interest expense                            4,567           4,620           3,085          2,577         2,597
Net income (loss) before income taxes             252          (1,207)            213            276            72
Income Taxes (benefit)                            153          (2,057)              5              -             -
Net income                                         99             850             208            276            72


Per Share Data:

Net income                                   $   0.02        $   0.21        $   0.06        $  0.09       $  0.03
Book value                                       1.90            1.85            1.53           1.15          0.98


Financial Condition:

Total assets                                 $109,673        $103,872        $101,125        $40,678       $41,413
Investment securities                          34,080          14,365          16,478          8,027         7,110
Loans - net                                    60,374          75,744          72,707         29,064        26,298
Deposits                                       96,725          88,698          91,283         36,671        36,842
Stockholders' equity                            7,687           7,485           6,021          3,740         3,105


Selected Ratios:

Return on average assets                         0.10%           0.84%           0.34%          0.65%         0.18%
Return on average equity capital                 1.28%          14.74%           4.30%          7.88%         3.51%
Average equity to average assets                 7.54%           5.68%           7.99%          8.28%         5.13%
Non-performing loans to total loans              0.87%           3.60%           1.75%          1.56%         1.47%
Non-performing assets to total assets            0.83%           4.06%           2.24%          3.98%         4.90%


                           FORWARD-LOOKING STATEMENTS

The following letter to our stockholders, management's discussion, and other portions of this Annual Report include statements of management's goals and expectations that are based on assumptions about the future, including future economic conditions, interest rates, and the financial condition of the Bank's borrowers, and statements by suppliers of data processing equipment and services, government agencies, and other parties as to their Year 2000 compliance and compliance costs. Because these forward-looking statements are based upon assumptions about the future, they are subject to significant uncertainties, so that actual future results may differ from those stated.

March 6, 1999


To our Shareholders:

     Nineteen ninety-eight was a very challenging year for GrandBanc, Inc. and its banking subsidiary GrandBank. Ongoing volatility in interest rates, additional mergers between financial institution in the Washington Metropolitan area, and newly established community banks have added to already existing competitive pressures. Competition is expected to intensify as interest rates stay low and loan demand decreases.

     GrandBank has continued to grow it asset and deposit base. Year-end assets totaled $109.7 million, a 5.6 percent increase over 1997 assets of $103.9. Total deposits increased by 9.1 percent to $96.7 million while total loans decreased by 20.8 percent to $61.3 million. Investment Securities and short term money market instruments grew to $39.2 million, a 128.0 percent increase over 1997 total of $17.2. This aggressive shift from loan balances to high quality investment securities reflects the results of the ongoing effort to increase the quality of the loan portfolio and to reduce the level of non-performing assets. As of December 31, 1998, non-performing assets totaled $909 thousand compared to $4.2 million as of December 31, 1997 representing a decrease of 78.5 percent.

     GrandBank has gone through a few changes over the past several years. Among them were the new name, new products and services, key acquisitions, conversion to a state of the art banking delivery systems, and the introduction of "GrandChecking", the highest rated checking account in the Washington metropolitan area. Despite all of this, our most important tradition has remained the same: the ability to provide the best and most personalized service to our customers. The ability of any customers to access the president of the Bank or any other member of the senior management team, and receive the response that only a "true" community bank can offer - usually that same business day. It is such accessibility that makes GrandBank different from other financial institutions in this area. At GrandBank we call it "The Grand Difference" and it will continue to be the most important element of our service strategy.

     We understand that individuals as well as businesses can bank anywhere they wish. We must therefore provide excellent, tangible reasons to bank with GrandBank. This basic promise drives our customer service standards, our employees and our overall business philosophy. It also drives our future. We will continue to be an institution that is customer service oriented, strategically aggressive, and financially conservative.

     Our employees, officers and directors deserve recognition for their dedication, enthusiasm and commitment to the Company during this year. Also, a special thanks to you, our shareholders, for your continued encouragement and support of the Company, its management team, and its long term business objectives. We will continue to work hard to reward your faith in us by making GrandBank the finest community banking organization in the Washington metropolitan area.

Sincerely,

/s/ Steven K. Colliatie

Steven K. Colliatie
President & Chief Executive Officer

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Business of the Company and Bank

     GrandBanc, Inc. (the "Corporation") is a one bank holding company for GrandBank (the "Bank) and is headquartered in Rockville, Maryland. GrandBank is a growing community bank serving individuals and small businesses with special interest on real estate and the professional community. The Bank operates four branches in Montgomery County, Maryland and one branch in Alexandria, Virginia. The Bank offers deposit accounts and associated services to businesses and individuals and makes loans and invests in qualified securities. In addition, the Bank's income includes fees on deposit accounts and loans.

Financial Condition

     Total assets were $109.7 million at December 31, 1998 compared to $103.9 million as of December 31, 1997. This represented an increase of 5.6%. Average earning assets for 1998 were $93.6 million, a decrease of 1.0% from the 1997 average of $94.6 million.

     Total loans decreased by $16.1 million to $61.3 million or 20.8% at December 31, 1998 compared to $77.4 million at December 31, 1997. Total deposits increased by 9.1% to $96.7 million. Investment securities and short term money market instruments increased to $39.2 million, a 128.0% increase from the $17.2 million as of December 31, 1997.

     Capital Adequacy. Stockholders' equity total $7.7 million at December 31, 1998 compared to $7.5 million at December 31, 1997. The change represents an increase of $202 thousand or 2.7%. This increase includes net earnings of $99 thousand, an improvement in net unrealized holding losses on investment securities of $68 thousand in 1998 and proceeds from the issuance of common stock totaling $35 thousand.

     At December 31, 1998, the Bank's ratio of Tier I capital to total average assets equaled 7.60% which exceeded the minimum leverage capital ratio of 4% by 3.60% and the minimum leverage ratio for "well capitalized" banks of 5% by 2.60%. At December 31, 1998, the Bank's Tier I capital to risk-weighted assets ratio was 10.73%, which exceeded the minimum required ratio of 4% by 6.73% and the "well capitalized" ratio of 6% by 4.73%. The Bank's total capital to risk weighted assets ratio at December 31, 1998 was 12.02%, which exceeded the minimum required ratio of 8% by 4.02% and the "well capitalized" ratio of 10% by 2.02%.

     Investment Activity. During 1998, the Corporation's investment securities portfolio increased by $19.7 million, or 137.3%. This increase in the securities portfolio reflects management's commitment to reduce the level of non-performing assets, increase the quality of the loan portfolio and enhance the Bank's liquidity level. The results of such actions reflect the significant decreases reported on loans and non-performing assets.

     Asset/Liability Management. The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits. Interest rate risk arises due to fluctuations in the general level of interest rates and such fluctuations can significantly impact the Bank's level of profitability. Managing interest rate risk is fundamental to banking. The inherent maturing and re-pricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitivity structure. The Bank seeks to manage its interest rate risk through its Asset/Liability Management Committee (ALCO) established by the Board of Directors and consisting of the full Board and the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer and the Senior Retail Banking Officer. The ALCO oversees the interest rate risk management process and approves policy guidelines.

     The Chief Financial Officer monitors the day-to-day exposure to changes in interest rates in response to loan and deposit flows. The Bank's methodology for measuring exposure to interest rate risk is intended to ensure that we include a sufficiently broad range of rate scenarios and pattern of rate movements that we believe to be reasonably possible. The Bank's methodology measures the impact that 100, 200, and 300 basis point rate changes would have on earnings over the subsequent twelve months. The Bank's earnings simulation model reflects a number of variables that we identify as being affected by interest rates. The ALCO also establishes and monitors the volume and mix of the Bank's assets and funding sources to produce results which are consistent with liquidity, capital adequacy, growth, risk , and profitability goals.

     Liquidity management enables the Bank to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. The Bank's liquidity is enhanced by its ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. The Bank's core deposit base, consisting of demand deposits, money market, and savings accounts supplemented by other deposits of varying maturities and rates contributes to the Corporation's liquidity. The Bank's liquidity position, those assets invested in federal funds, and obligations of the U.S. Government, its agencies and sponsored entities available for sale, of $38.9 million at December 31, 1998, reflected an increase of $33.0 million from December 31, 1997, or 559.3%. Funds available through short-term borrowings and asset maturities are considered adequate to meet all current needs. At December 31, 1998, the Corporation had the ability to borrow against collateral consisting of securities in its investment portfolio. Although this liquidity position remains adequate, increased loan demand could have an adverse impact on liquidity. The Bank also has a $5 million borrowing line with the Federal Home Loan Bank of Atlanta. This line may be utilized as a supplementary source of funding growth of the Bank. In addition, the Bank's ALCO has established minimum standards and key ratios of asset quality and performance. These standards and ratios provide the framework for guidance and measurement. Management evaluates these standards and ratios on an ongoing basis.

     The loan to deposit ratio at December 31, 1998 was 63.4% down from 80.8% at December 31, 1997. Loan to total assets ratio at December 31, 1998 was 55.9% compared 74.5% at December 31, 1997.

     The amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 which are anticipated by the Bank based on certain assumptions, to re-price or mature in future time periods, are set forth in the Sensitivity Analysis below.

                                                   Interest Sensitivity Analysis
                                                         December 31, 1998
                                                       (Dollars in thousands)

                                                              1-90          91-180         181-365           1-5          Over 5
                                                              Days           Days            Days           Years          Years
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST-SENSITIVE ASSETS:
-------------------------------------------------
  Federal Funds Sold                                            $5,132              $0              $0             $0            $0
  Securities                                                       652           1,676           4,691         19,284         7,830
  Loans Maturing                                                 1,655             293               0         12,229         6,652
  Loans Re-pricing                                              22,292           6,223           3,351          5,251           289
  Credit Card Receivables                                        3,065               0               0              0             0
                                                        ---------------------------------------------------------------------------
    Total                                                      $32,796          $8,192          $8,042        $36,764       $14,771
                                                        ---------------------------------------------------------------------------

    Cumulative Totals                                          $32,796         $40,988         $49,030        $85,794      $100,565
                                                        ---------------------------------------------------------------------------

INTEREST-SENSITIVE LIABILITIES:
-------------------------------------------------
  Certificate of Deposits & CD IRA's                            13,437           9,558          12,288         26,385            19
  Savings Accounts & Savings IRA's                               4,308               0               0              0             0
  Interest Checking Accounts                                     9,970               0               0              0             0
  Money Market Deposit Accounts                                 10,691               0               0              0             0
  Sweep Accounts & Repurchase Agreements                         2,664               0               0              0             0
   Other                                                         1,900               0               0            200             0
                                                        ---------------------------------------------------------------------------
    Totals                                                     $42,970          $9,558         $12,288        $26,585           $19
                                                        ---------------------------------------------------------------------------

    Cumulative Totals                                          $42,970         $52,528         $64,816        $91,401       $91,420
                                                        ---------------------------------------------------------------------------

      Gap                                                      (10,174)         (1,366)         (4,246)        10,179        14,752
                                                        ===========================================================================

      Cumulative Gap                                          ($10,174)       ($11,540)       ($15,786)       ($5,607)       $9,145
                                                        ===========================================================================

Adjustments:
 Beta Adjustments
   Interest Checking (beta factor .30)                           6,979
   Savings accounts (beta factor .30)                            3,016
   Money Market Accounts (beta factor .40)                       6,415
                                                        ---------------------------------------------------------------------------
Cumulative Adjusted Gap                                         $6,236          $4,870            $624        $10,803       $25,555
                                                        ===========================================================================
As Reported Information:
-------------------------------------------------
Interest-Sensitive Assets/Interest-
Sensitive Liabilities (Cumulative):                              76.32%          78.03%          75.64%         93.86%       110.00%


Cumulative Gap/Total Assets                                      -9.28%         -10.52%         -14.39%         -5.11%        8.134
Beta Adjusted Information:
-------------------------------------------------
Interest-Sensitive Assets/Interest-
Sensitive Liabilities (Cumulative):                             123.47%         113.48%         101.29%        114.40%       134.07%


Cumulative Gap/Total Assets                                       5.68%           4.44%           0.57%          9.85%        23.30%


Note: The table represents the earlier of the maturity or re-pricing dates for various assets and liabilities at December 31, 1998.

The amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to re-pricing or the contractual terms of the asset or liability. The Bank has assumed that its savings, interest checking, and money market accounts re-price daily. At December 31, 1998, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank, based on certain assumptions, to mature or re-price within one year) as a percentage to total assets was a negative 14.39%. This negative gap position means the Bank had $15.8 million more liabilities than assets re-pricing within one year. This generally indicates that in a period of declining interest rates, the Bank's net interest income may improve. Conversely, in a rising interest rate environment, the Bank's net interest income may be adversely affected. However, this approach assumes that all re-pricing assets and liabilities will re-price the same way. Historical data indicates that certain deposit liabilities such as interest checking, savings, and money market deposits do not re-price the same way as other products and interest gap analysis tend to be more accurate when adjusted to reflect such behavior. The Beta adjusted cumulative gap in the above table reflects a positive gap of less than 1% or $622 thousand. This adjusted scenario indicates that the impact of changes in interest rates would have a minimal effect on the Bank's net interest.

     Allowance for Loan Losses. At December 31, 1998, the allowance for losses was $927 thousand or 1.51% of loans outstanding compared to $1.7 million or 2.20% of loans outstanding as of December 31, 1997, a decrease of $775 thousand. Such decrease was attributed primarily to the reduction in the total loans outstanding and the decrease in non-performing loans. At December 31, 1998, non-accrual loans decreased by $1.7 million or 76.6% to $535 thousand compared to $2.8 million at December 31, 1997. The allowance for loan losses coverage of non-accrual loans was 173.3% at December 31, 1998 compared to a coverage of 74.9% at December 31, 1997.

     Non-Performing Loans and Asset. The Bank's non-performing assets which are comprised of loans delinquent 90 days or more, non-accrual loans, and other real estate owned ("OREO"), totaled $1.0 million at December 31, 1998 compared to $4.2 million at December 31, 1997. The percentage of non-performing assets to total assets decreased to 0.9% at December 31, 1998 from 4.06% at December 31, 1997.

     Non-performing loans totaled $662 thousand at December 31, 1998 compared to $2.3 million at December 31, 1997. Non-performing loans at December 31, 1998 consist of loans in non-accrual status in the amount of $535 thousand and loans past-due over 90 days of $127 thousand. The decrease of non-performing loans is primarily the result of the Bank's credit policies and management's willingness to improve the quality of the loan portfolio.

     At December 31 1998, OREO, net of valuation reserve, was $374 thousand, compared to $1.4 million at December 31, 1997, representing a decrease of $1.03 million or 73.6%. Generally, the Bank evaluates the fair value of each property owned annually. These evaluations may be appraisals or other market studies.

Results of Operations

     Net Income. The corporation had income before income taxes of $252 thousand for the year ended December 31, 1998 compared to a loss of $1.2 million for the same period in 1997. Net income totaled $99 thousand the year ended December 31, 1998, a decrease of $751 thousand or 88.4% compared to net income in 1997. Earnings per share were $0.02 in 1998 compared to $0.21 in 1997. The decrease in net income is attributable to the 1997 recognition of deferred tax benefits in the amount of $2.06 million.

     1997 earnings were positively impacted by the accounting requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard requires the recognition of income tax benefits of loss carry-forwards and temporary differences when it is ""more likely than not" that they will be realized from the company's future earnings. These tax benefits totaled $2.06 million, and were recorded as an income tax benefits it 1997.

     Net Interest Income. Net interest income is the difference between interest income on earning assets and interest expense on deposits and other borrowed funds. Net interest income for the year ended December 31, 1998 totaled $4.19 million compared to $3.98 million in 1997, reflecting an increase of $215 thousand or 5.4%. Total interest income totaled $8.2 million in 1998 compared to $8.1 million in 1997. This increase was primarily the result of increases of $77 thousand in interest and fees on loans and $78 thousand in interest on fed funds and other short-term investments. The increase in earnings on loans was primarily due to improvements in the interest rate earned, which increased to 9.62% in 1998 from 9.30% in 1997. The increase in interest on short-term investments was due to increases in average outstanding balances of approximately $80 thousand. Despite a 6.3% increase in deposits and other borrowed funds, interest expense actually decreased by $112 thousand from 1997. The decrease was attributable to improvements in the overall cost of funds. Improvements in cost of funds accounted for a benefit of $127 thousand which was offset by cost due to volume of $15 thousand.

     The average yield on earning assets for the year ended December 31, 1998, was 8.77% compared to 8.57% in 1997. The average interest rate paid on interest bearing deposits in 1998 was 4.69% compared to 4.68% in 1997. The average interest rate paid on other borrowed funds in 1998 was 6.30% compared to 8.32% in 1997. Net interest margin is the ratio of net interest income to average earning assets. For the year ended 1998, net interest margin was 4.48% compared to 4.21% for the year ended December 31, 1997. The following tables illustrate the Corporation's analysis of average balances, yields and changes in net interest income for the fiscal years indicated.


                                      THREE YEAR AVERAGE CONSOLIDATED BALANCE SHEET AND RATES
                                                      (Dollars in thousands)

                                             Average Balance (1)                Yield/Cost  (2)               Income/Expense (2)
                                       ===============================   =============================   ===========================
                                         1998       1997        1996       1998      1997       1996       1998      1997     1996
                                       =========  =========  =========   ========  ========  =========   ========  =======  ========
Interest-earning assets:
   Loans                                 $73,176    $74,822    $42,891     9.62%     9.30%      9.44%      $7,038    $6,960   $4,051
   Investment securities                  16,768     17,170     10,297     5.71%     5.89%      6.05%         957     1,011      623
   Other interest-earning assets           3,662      2,582      3,386     5.84%     5.27%      3.84%         214       136      130
                                       ---------  ---------  ---------   --------  --------  ---------   --------  -------- --------
   Total interest-earning assets          93,606     94,574     56,574     8.77%     8.57%      8.49%       8,209     8,107    4,804
Non-interest-earning assets                8,980      6,984      3,899
                                       ---------  ---------  ---------
Total assets                            $102,586   $101,558    $60,473
                                       =========  =========  =========

Interest-bearing liabilities:
   Savings & interest checking           $12,856    $12,853    $10,141     2.31%     2.26%      2.32%        $297      $291     $235
   Money market accounts                  11,158     13,893     11,187     3.23%     3.34%      3.33%         360       464      373
   Time deposits                          55,107     54,681     23,398     5.55%     5.59%      5.44%       3,057     3,056    1,272
                                       ---------  ---------  ---------   --------  --------  ---------   --------  -------- --------
   Total interest-bearing deposits        79,121     81,427     44,726     4.69%     4.68%      4.20%       3,714     3,811    1,880
   Other interest-bearing liabilities      4,828      3,835      1,745     6.30%     8.32%     10.37%         303       319      181
                                       ---------  ---------  ---------   --------  --------  ---------   --------  -------- --------
   Total interest -bearing                83,949     85,262     46,471     4.79%     4.84%      4.44%       4,017     4,130    2,061
   liabilities
Non-interest-bearing liabilities
   Demand deposits                        10,221     10,304      8,973
   Other                                     677        224        195
   non-interest-bearing liabilities
Stockholders' equity                       7,739      5,768      4,834
                                       ---------  ---------  ---------
Total liabilities and stockholders'
equity                                   102,586    101,558     60,473
                                       =========  =========  =========

    Interest rate spread                                                   3.98%     3.73%      4.06%      $4,192    $3,977   $2,743
    Net interest margin/income                                             4.48%     4.21%      4.85%


1. Non-accrual loans are included in the average loan balances and income on such loans is recognized on a cash basis.
2. Yield/costs are derived by dividing income or expense by the average balance of the underlying asset or liability, respectively, for the periods presented.

          NET INTEREST INCOME ANALYSIS/CHANGES DUE TO VOLUME AND RATE
                            (Dollars in thousands)

                                                                1998 over 1997                           1997 Over 1996
                                                       -----------------------------------     ---------------------------------
                                                         Increase  Due to changes in (1)         Increase  Due to changes in (1)
                                                                   =======================                 =====================
                                                        (Decrease)      Rate      Volume        (Decrease)    Rate      Volume
                                                       ----------- -----------------------     ----------- ---------------------
Interest Income from earning assets:
   Interest and fees on loans                                $78         $231      ($153)         $2,909      ($107)     $3,016
   Interest and dividends on investment                      (54)         (30)       (24)            388        (28)        416
   securities
   Interest on other interest earning assets                  78           21         57               6         37         (31)
                                                       ---------   ----------   --------       ---------   --------   ---------
      Total                                                  102          222       (120)          3,303        (98)      3,401
                                                       =========   ==========   ========       =========   ========   =========

Interest expense on deposits and borrowed funds:
   Interest on savings and interest checking                   6            6          0              56         (7)         63
   deposits
   Interest on money market deposits                        (104)         (13)       (91)             91          1          90
   Interest on time deposits                                   1          (23)        24           1,784         83       1,701
   Interest on other borrowed funds                          (16)         (98)        83             138        (79)        217
                                                       ---------   ----------   --------       ---------   --------   ---------
      Total                                                 (113)        (128)        15           2,069         (2)      2,071
                                                       =========   ==========   ========       =========   ========   =========

      Net interest income                                   $215         $350      ($135)         $1,234       ($96)     $1,330


1. The rate/volume change is allocated between volume change and rate change using the ratio each of the components bears to the absolute value of their total.

     Provision for Loan Losses. The provisions for loan losses added $10 thousand to the allowance for loan losses in 1998 compared to $1.02 million in 1997. This decrease was primarily attributed to the decrease in total loans and the significant improvement in the quality of the portfolio as evidenced by the decrease in non-performing loans. Total charge-offs net of recoveries totaled $785 thousand in 1998 compared to $524 thousand in 1997.

     Non-interest Income. Non-interest income for the year ended December 31, 1998 was $638 thousand compared to $645 thousand in 1997, a decrease of $7 thousand or approximately 1.1%. This change was primarily due to decreases in miscellaneous fee income related to the loan portfolio.

     Non-interest expense. Total non-interest expense for the year ended December 31, 1998 of $4.57 million reflected a decrease of approximately $54 thousand or 1.2% primarily as a result of decreases in personnel costs. The 1998 salaries and benefits expense decreased by $193 thousand or 9.7% to $1.80 million compared to $1.99 million in 1997. Occupancy and equipment expense of $1.02 million increased $34 thousand or 3.5% in 1998.

     Taxes on Income. Income tax expense totaled $153 thousand for 1998 compared to a deferred income tax benefit of $2.06 million in 1997, which reflected a $1.3 million recognition of $3.3 million in tax loss carry-forwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

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

Market for the Common Equity and Related Stockholder Matters

     There is limited public trading in the Corporation's common stock other than options for 160,500 shares of common stock under the Corporation's option plans, there are presently no other outstanding securities convertible into common equity of the Corporation. Bid prices for the common stock in the over-the-counter market for each quarterly period within the two most recent fiscal years are as follows:


     Quarter Ended    Bid Price  Quarter Ended  Bid Price
          1998                        1997

     March 31          $ 3.50    March 31        $ 2.50
     June 30             3.50    June 30           2.50
     September 30        3.00    September 30      2.50
     December 31         2.00    December 31       2.37


     The quotations were obtained from the Washington Post at each time period shown and reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

     At December 31, 1998 there were 414 holders of record. There have been no dividends paid in the past two years.

Year 2000 Compliance

     Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. The year 2000 ("Y2K") issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips, and may have significant adverse effects on banking customers, bank regulators, and the general economy.

     The Corporation initiated the process of preparing its computer systems and applications for the Year 2000 in 1997. The process involves modifying or replacing certain hardware and software maintained by the Corporation as well as communicating with external service providers to ensure that they are taking the
appropriate action to remedy their Y2K issues.   Specific goals of the Y2K Plan
include identifying risks, testing data processing and other systems and equipment used by the Company, informing customers of Y2K issues and risks, establishing a contingency plan for operating if Y2K issues cause important systems or equipment failure, implementing changes necessary to achieve Y2K compliance, and verifying that these changes are effective. The Company's Board of Directors reviews progress under the plan on a monthly basis.

     Management designed the Y2K Plan to comply with the requirements for Y2K efforts established by the Federal Deposit Insurance Corporation, the primary federal regulator of the Bank.

     As of December 31, 1998, the Corporation had met its Y2K goals and will continue to meet the goals of the overall Y2K Plan. By December 31, 1998, the Corporation had performed risk assessments, had assessed the Y2K preparedness of suppliers of data processing services to the Corporation, had implemented its customer awareness program, had developed its Y2K contingency Plan, and had tested and implemented necessary changes in hardware and software. Elements of the Y2K Plan, such as risk assessments, customer communications, and the continuing testing and evaluation of systems and equipment, are processes that will continue into the year 2000.

     Another significant aspect of the Y2K project is business continuity planning, which is the process to ensure that GrandBanc, Inc. and its affiliates can continue operations in the event that information technology systems, non-information technology systems and business relationships are not Y2K compliant. As of December 31, 1998, all critical areas of the Corporation were actively engaged in the business continuity program, and a plan will be available and operational by June 30, 1999. The Y2K contingency plan calls for the company to manually process bank transactions and to use other data processing methods, in the event that Y2K efforts of the Corporation and its data services providers are not successful. The plan also addresses key issues such as human resources, additional liquidity levels and customer service.

     The Corporation's primary supplier of data processing services also has adopted a Y2K plan and time table to make changes necessary for it to provide services in the year 2000, and has provided written assurances to the Corporation of its progress. The suppliers and the Corporation have successfully tested the software changes that have been made to date. The Corporation is also monitoring the progress of its other suppliers of data processing services.

     Purchases of hardware and software have been and, if applicable, will continue to be capitalized in accordance with normal policy. Internal personnel and all other costs related to the project are being expensed and will continue to be expensed as incurred. Because of the high level of dependency on outside data service providers, the cost of resolving Y2K issues has not been significant to the Corporation. Management believes that any additional cost related to Y2K issues both internal and external will not be material to the Corporation's business, operations, liquidity, capital resources, or financial condition, based on the information developed to date and communications from data processing suppliers. The Corporation is funding its Y2K expenditures through continuing operations as part of the overall data processing budget. The 1999 budget for this category is $475,000.

                          INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
GrandBanc, Inc.


     We have audited the accompanying consolidated balance sheets of GrandBanc, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the consolidated financial position of GrandBanc, Inc. as of December 31, 1998 and 1997; and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998, are in conformity with generally accepted accounting principles.



/s/ Stegman & Company
---------------------
Stegman & Company


Baltimore, Maryland
February 1, 1999

                                GRANDBANC, INC.


                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997



                                     ASSETS


                                                             1998           1997
                                                         ------------   ------------
Cash and due from banks                                  $  3,224,516   $  2,460,222
Federal funds sold                                          5,131,629      2,837,000
Investment securities:
 Available for sale - at fair value                        34,080,428      3,395,125
 Held to maturity - at amortized cost - fair value of
  $-0- (1998) and $11,033,305 (1997)                             -        10,969,615
Loans                                                      61,300,297     77,445,689
 Less allowance for loan losses                              (926,749)    (1,701,702)
                                                         ------------   ------------
Loans - net                                                60,373,548     75,743,987
Bank premises and equipment                                 1,824,766      1,971,573
Foreclosed real estate                                        374,223      1,434,739
Accrued interest receivable                                   668,952        602,770
Intangible assets                                           1,178,753      1,337,886
Deferred income taxes                                       1,923,647      2,056,713
Prepaid expenses and other assets                             892,566      1,061,948
                                                         ------------   ------------
     TOTAL ASSETS                                        $109,673,028   $103,871,578
                                                         ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
 Non-interest-bearing deposits                           $ 10,069,575   $  9,933,030
 Interest-bearing deposits                                 86,655,753     78,764,994
                                                         ------------   ------------
     Total deposits                                        96,725,328     88,698,024
 Short-term borrowings                                      4,564,371      5,698,037
 Long-term debt                                               200,000      1,500,000
 Accrued expenses and other liabilities                       496,004        490,474
                                                         ------------   ------------

     Total liabilities                                    101,985,703     96,386,535
                                                         ------------   ------------


STOCKHOLDERS' EQUITY:
 Common stock - $.10 par value; 20,000,000 shares
  authorized; 4,049,590 and 4,040,915 shares outstanding
  in 1998 and 1997, respectively                              404,959        404,091
 Additional paid-in capital                                10,962,879     10,928,460
 Accumulated deficit                                       (3,648,090)    (3,747,332)
 Accumulated other comprehensive income                       (32,423)      (100,176)
                                                         ------------   ------------

     Total stockholders' equity                             7,687,325      7,485,043
                                                         ------------   ------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                             $109,673,028   $103,871,578
                                                         ============   ============


See accompanying notes.

                                GRANDBANC, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                                               1998         1997       1996
                                                            ----------  ----------  ----------
INTEREST INCOME:
 Interest and fees on loans                                 $7,037,460  $6,960,287  $4,051,127
 Interest on investment securities - U.S. Government,
  its agencies, and sponsored entities                         957,360     903,867     548,095
 Interest on other investment securities                           -       107,362      75,020
 Interest on federal funds sold                                214,203     136,082     130,065
                                                            ----------  ----------  ----------

   Total interest income                                     8,209,023   8,107,598   4,804,307
                                                            ----------  ----------  ----------

INTEREST EXPENSE:
 Interest on certificates of deposit of $100,000 or more       811,234     766,752     250,063
 Interest on other deposits                                  2,902,410   3,044,216   1,629,463
                                                            ----------  ----------  ----------
   Total interest on deposits                                3,713,644   3,810,968   1,879,526
 Interest on short-term borrowings                             257,966     162,778     144,972
 Interest on long-term debt                                     45,865     156,569      36,479
                                                            ----------  ----------  ----------

   Total interest expense                                    4,017,475   4,130,315   2,060,977
                                                            ----------  ----------  ----------

NET INTEREST INCOME                                          4,191,548   3,977,283   2,743,330

PROVISION (RECOVERY) FOR LOAN LOSSES                            10,000   1,209,000     (35,000)
                                                            ----------  ----------  ----------
NET INTEREST INCOME AFTER PROVISION (RECOVERY)
 FOR LOAN LOSSES                                             4,181,548   2,768,283   2,778,330
                                                            ----------  ----------  ----------

NONINTEREST INCOME:
 Service charges on deposit accounts                           320,219     315,778     367,614
 Net realized gain on sales of securities                        5,799       1,274       7,050
 Other income                                                  312,093     328,416     144,988
                                                            ----------  ----------  ----------

Total non-interest income                                      638,111     645,468     519,652
                                                            ----------  ----------  ----------
NONINTEREST EXPENSE:
 Salaries and employee benefits                              1,799,906   1,993,005   1,384,515
 Occupancy and equipment expense                             1,021,654     987,545     686,750
 Data processing services                                      469,919     487,403     264,921
 FDIC insurance                                                 52,901      43,430      10,961
 Insurance                                                      77,009      70,817      62,804
 Legal fees                                                    108,184      54,068     159,485
 Foreclosed real estate expenses                                46,661      81,449      60,708
 Other expenses                                                991,245     903,237     454,803
                                                            ----------  ----------  ----------

Total non-interest expense                                   4,567,479   4,620,954   3,084,947
                                                            ----------  ----------  ----------

INCOME BEFORE INCOME TAXES                                     252,180  (1,207,203)    213,035

INCOME TAX EXPENSE (BENEFIT)                                   152,938  (2,056,713)      5,000
                                                            ----------  ----------  ----------

NET INCOME                                                  $   99,242  $  849,510  $  208,035
                                                            ==========  ==========  ==========

NET INCOME PER COMMON SHARE:
 Basic                                                            $.02      $.21          $.06
 Diluted                                                          $.02       $21          $.06

See accompanying notes.

                                GRANDBANC, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                           Accumulated
                                                                            Additional        Other      Total Stock-
                                                   Common       Paid-in     Accumulated   Comprehensive    holders'
                                                    Stock       Capital      (Deficit)        Income       Equity
                                                -----------   -----------   -----------    -----------    -----------
BALANCE AT JANUARY 1, 1996                         $325,883    $8,475,617   $(4,804,877)     $(257,117)    $3,739,506

Comprehensive income:
 Net income                                             -             -         208,035            -          208,035
 Other comprehensive income net of tax:
   Unrealized gain on investment securities             -             -             -           77,394         77,394
                                                                                                          -----------

Total comprehensive income                                                                                    285,429
                                                                                                          -----------

 Issuance of common stock at $3.00 per share         66,667     1,929,386           -              -        1,996,053
                                                -----------   -----------   -----------    -----------    -----------

BALANCE AT DECEMBER 31,1996                         392,550    10,405,003    (4,596,842)      (179,723)     6,020,988

Comprehensive income:
 Net income                                             -             -         849,510            -          849,510
 Other comprehensive income net of tax:
   Unrealized gain on investment securities             -             -             -           79,547         79,547
                                                                                                          -----------
Total comprehensive income                                                                                    929,057
                                                                                                          -----------

 Issuance of common stock at $4.00 per share            875        34,123           -              -           34,998

 Issuance of common stock at $4.69 per share         10,666       489,334           -              -          500,000
                                                -----------   -----------   -----------    -----------    -----------

BALANCE AT DECEMBER 31, 1997                        404,091    10,928,460    (3,747,332)      (100,176)     7,485,043


Comprehensive income:
 Net income                                             -             -          99,242            -           99,242
 Other comprehensive income net of tax:
   Unrealized gain on investment securities             -             -             -           67,753         67,753
                                                                                                          -----------

Total comprehensive income                                                                                    166,995
                                                                                                          -----------

 Issuance of common stock at $4.06 per share            868        34,419           -              -           35,287
                                                -----------   -----------   -----------    -----------    -----------

BALANCE AT DECEMBER 31, 1998                       $404,959   $10,962,879   $(3,648,090)     $ (32,423)    $7,687,325
                                                ===========   ===========   ===========    ===========    ===========

See accompanying notes.

                                GRANDBANC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                                                      1998           1997         1996
                                                                  -------------  ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                       $     99,242   $   849,510   $   208,035
 Adjustments to reconcile net income to
  net cash provided by operating activities:
  Depreciation                                                         254,848       230,175       119,571
  Accretion and amortization of securities                              59,126        87,719       (11,661)
  Amortization of intangibles                                          159,133       160,818        46,522
  Provision for loan losses                                             10,000     1,209,000       (35,000)
  Net realized (gain) loss from sales of assets                        (72,176)       (1,274)       26,206
  Foreclosed real estate - valuation adjustments                          -           57,000          -
  Deferred income taxes                                                133,066    (2,056,713)         -
 Net changes in:
  Accrued interest receivable                                          (66,182)      (14,822)     (110,100)
  Prepaid expenses and other assets                                    169,382      (415,804)     (448,480)
  Accrued expenses and other liabilities                                40,817       204,132      (425,832)
  Other - net                                                          226,109        62,714       226,771
                                                                  ------------   -----------   -----------

     Net cash provided (used) by operating activities                1,013,365       402,099      (403,968)
                                                                  ------------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in time deposits with banks                                    -       3,300,000    (3,205,000)
 Net increase in federal funds sold                                 (2,294,629)   (2,213,000)     (624,000)
 Purchases of available for sale securities                        (34,965,701)   (3,188,050)   (3,787,000)
 Proceeds from sales and maturities of
  available for sale securities                                      8,047,947     3,440,981     3,300,724
 Purchases of held to maturity securities                                  -      (5,099,766)   (8,868,870)
 Proceeds from sales and maturities of
  held-to maturity securities                                        7,216,490     6,953,222     1,000,000
 Net decrease (increase) in loans                                   15,134,330    (5,121,165)   (9,030,750)
 Proceeds from sale of participation loans                                 -       1,490,000     3,752,411
 Purchases of loans                                                        -      (1,273,652)   (2,031,887)
 Purchase of property and equipment                                   (108,041)     (378,944)     (295,212)
 Proceeds from sale of foreclosed real estate and other assets       1,126,895        79,650        45,744
 Net funds received in acquisition                                         -             -      20,756,587
                                                                  ------------   -----------   -----------

     Net cash (used) provided by investing activities               (5,842,709)   (2,010,724)    1,012,747
                                                                  ------------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in deposits                                 8,027,304    (2,584,812)   (5,147,663)
 Net (decrease) increase short-term borrowings                      (1,133,666)    3,698,037     1,941,000
 Proceeds from long-term debt                                              -             -       1,500,000
 Proceeds from issuance of common stock                                    -         500,000     1,996,053
 Repayment of long-term borrowings                                  (1,300,000)          -            -
                                                                  ------------   -----------   -----------

     Net cash provided by financing activities                       5,593,638     1,613,225       289,390
                                                                  ------------   -----------   -----------

NET INCREASE IN CASH                                                   764,294         4,600       898,169
CASH AT BEGINNING OF YEAR                                            2,460,222     2,455,622      1,557,45
                                                                  ------------   -----------   -----------

CASH AT END OF YEAR                                               $  3,224,516   $ 2,460,222   $ 2,455,622
                                                                  ============   ===========   ===========


                                GRANDBANC, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                        1998          1997          1996
                                                    -----------   -----------   ------------
Supplemental disclosures:
 Interest payments                                   $4,181,945    $4,089,718     $1,998,225
 Income tax payments                                        -             -            5,000

Non-cash investing and financing activities:
 Unrealized gain on investment securities
  available for sale                                    $67,753       $79,547        $77,394

 Stock issued in consideration
  of professional services                              $35,287       $34,998          $ -


See accompanying notes.

                                GRANDBANC, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The accounting and reporting policies of GrandBanc, Inc. (the Corporation), including its wholly owned subsidiary, GrandBank (the Bank), conform to generally accepted accounting principles and to prevailing practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 1998.

       Consolidation Policy
       --------------------

           The consolidated financial statements include the accounts of the Corporation and the Bank with all significant intercompany transactions eliminated. The financial statements of the Corporation include the Bank under the equity method of accounting.

       Nature of Operations
       --------------------

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

       Use of Estimates
       ----------------

           The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Investment Securities Available for Sale
       ----------------------------------------

           Investment securities available for sale, are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Net unrealized holding gains and losses on these securities are reported as a separate component of stockholders' equity, net of related income taxes.

       Investment Securities Held to Maturity
       --------------------------------------

           Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Corporation intends and has the ability to hold such securities until maturity. When securities are transferred into the held to maturity category from available for sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer, reported as a separate component of stockholders' equity and amortized over the remaining life of the security as an adjustment of yield.

       Loans
       -----

           Loans are stated at their principal amount outstanding net of any deferred fees and costs. Interest income is accrued and credited to income at the contractual rate based on the principal amount outstanding. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

           Loans are considered impaired when, based on current information, it is probable that the Bank will not collect all principal and interest payments according to the loans' contractual terms. Generally, loans are considered impaired once principal or interest payments become 90 days or more past due and they are placed on non-accrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimum delay" in payment (90 days or less) provided eventual collection of all amounts due is expected. The impairment of the loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. The majority of the Bank's impaired loans are measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

       Allowance for Loan Losses
       -------------------------

           The allowance for loan losses represents management's current estimate of the amount, which adequately provides for possible losses in the portfolio. The adequacy of the allowance is determined by regular review of the loan portfolio considering such factors as current economic conditions and their effect on the creditworthiness of borrowers, changes in the character of the portfolio and historical loan loss experience. The allowance is increased by provisions charged to operating expense and reduced by loans charged-off, net of recoveries of amounts previously charged-off and by reversals of previous years' provisions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

       Long-Lived Assets
       -----------------

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

       Foreclosed Real Estate
       ----------------------

           Foreclosed real estate represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at the lower of cost or fair value less estimated selling costs at the time of acquisition with any deficiency charged to the allowance for loan losses. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals or other market studies are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in non-interest expense.

       Income Taxes
       ------------

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

2.  NEW ACCOUNTING STANDARDS

       In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity and bypass net income. The Corporation adopted the provisions of this statement in 1998. Adoption of this disclosure requirement did not have a material impact on the Corporation's financial condition.

       Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), which was issued in June 1997 establishes new standards for reporting information about operating segments in annual and interim financial statements. The standard requires descriptive information about the way that operating segments are determined, the products and services provided by the segments, and the nature of differences between reportable years beginning after December 15, 1997. Operating segments are defined under the standard based on the availability and utilization of discrete financial information as well as the necessity for this discrete financial information to meet certain quantitative thresholds. Management believes that it has no reportable components that qualify as an operating segment under SFAS 131 for the year ended December 31, 1998.

       In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and set forth specific criteria to be used to determine when hedge accounting can be used. The statement also provided for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any change in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provision of this statement becomes effective for quarterly and annual reporting beginning after June 15, 1999 although the statement allows for early adoption. The impact of adopting Statement No. 133 on the Corporation's financial position or results of operation has not been determined at this time.

3.  INVESTMENT SECURITIES

       The amortized cost and estimated fair value of investment securities at December 31 were as follows:


                                                                    Gross             Gross           Estimated
                                                Amortized         Unrealized        Unrealized           Fair
       Available for Sale - 1998                  Cost              Gains             Losses            Value
                                               -----------        ----------        ----------       -----------

Obligations of U.S. government, its
  agencies and sponsored entities              $17,600,889          $ 28,158          $111,198       $17,517,849
Mortgage-backed securities                      16,132,534            51,732            78,987        16,105,279
Other investments                                  399,300            58,000              -              457,300
                                               -----------          --------          --------       -----------

                   Total                       $34,132,723          $137,890          $190,185       $34,080,428
                                               ===========          ========          ========       ===========

       Available for Sale - 1997

Obligations of U.S. government, its
  agencies and sponsored entities              $ 3,005,322          $  6,875          $  7,972       $ 3,004,225
Other investments                                  390,900              -                 -              390,900
                                               -----------          --------          --------       -----------

                   Total                       $ 3,396,222          $  6,875          $  7,972       $ 3,395,125
                                               ===========          ========          ========       ===========

                                                                    Gross             Gross           Estimated
                                                Amortized         Unrealized        Unrealized           Fair
       Held to Maturity - 1997                    Cost              Gains             Losses            Value
                                               -----------        ----------        ----------       -----------

Obligations of U.S. government, its
  agencies, and sponsored entities             $ 8,641,505          $ 27,700          $ 13,805       $ 8,655,400
Mortgage-backed securities                       2,328,110            49,795              -            2,377,905
                                               -----------          --------          --------       -----------

                   Total                       $10,969,615          $ 77,495          $ 13,805       $11,033,305
                                               ===========          ========          ========       ===========

       The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         Available for Sale
                                                    ----------------------------
                                                                      Estimated
                                                     Amortized           Fair
                                                        Cost            Value
                                                    -----------      -----------

       Due in one year or less                      $       -        $       -
       Due after one year through five years          5,498,129        5,466,895
       Due after five years through ten years        12,102,760       12,050,954
       Due after ten years                                  -                -
                                                    -----------      -----------
                                                     17,600,889       17,517,849
       Mortgage-backed securities                    16,132,534       16,105,279
       Equity investments                               399,300          457,300
                                                    -----------      -----------

            Total                                   $34,132,723      $34,080,428
                                                    ===========      ===========


       At December 31, securities pledged as collateral for public deposits and for other purposes as required or permitted by law were as follows:


                                                               1998                            1997
                                                    ----------------------------    ----------------------------
                                                                      Estimated                       Estimated
                                                     Amortized           Fair        Amortized           Fair
                                                        Cost            Value           Cost            Value
                                                    -----------      -----------    -----------      -----------
                 Available for sale                 $11,368,931      $11,355,272    $ 3,005,322      $ 3,004,225
                 Held to maturity                           -                -       10,969,615       11,033,305
                                                    -----------      -----------    -----------      -----------

                   Total                            $11,368,931      $11,355,272    $13,974,937      $14,037,530
                                                    ===========      ===========    ===========      ===========

       Proceeds from sales together with gross gains and losses realized on sales of securities were as follows:


                                                         Available for Sale
                                                    ----------------------------
                                                       1998             1997
                                                    -----------      -----------

           Proceeds from sale                          $477,500         $550,516
           Gross realized gains                           5,799            1,274
           Gross realized losses                            -                -


4.  LOANS AND ALLOWANCE FOR LOAN LOSSES

       The composition of the loan portfolio at December 31 was as follows:


                                                       1998             1997
                                                    -----------      -----------

         Real estate - mortgage                     $37,658,527      $47,016,711
         Real estate - construction                     210,500          433,826
         Commercial                                  17,477,183       21,684,319
         Consumer                                     2,889,176        4,501,261
         Credit card receivable                       3,064,911        3,809,572
                                                    -----------      -----------

              Total loans                           $61,300,297      $77,445,689
                                                    ===========      ===========

       Certain senior officers, directors and companies in which officers and directors are partners and principal stockholders have had loan transactions with the Bank. Such extensions of credit have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders, and at the time did not involve more than the normal risk of collectibility or present other unfavorable circumstances. The following summarizes changes in amounts outstanding, both direct and indirect, to such persons during 1998 and 1997:


                                                       1998             1997
                                                    ----------       ----------

           Balance at January 1                     $2,260,000       $  769,000

           Amounts borrowed                            713,000        2,702,000
           Amounts paid                               (714,000)      (1,211,000)
                                                    ----------       ----------

           Balance at December 31                   $2,259,000       $2,260,000
                                                    ==========       ==========


       Activity in the allowance for loan losses for the three years ended December 31 is as follows:


                                                             1998              1997             1996
                                                          -----------       ----------       ----------

           Balance at January 1                           $ 1,701,702       $1,016,478       $  748,480
           Provision (recovery) for loan losses                10,000        1,209,000          (35,000)
           Allowance acquired                                     -                -            220,470
           Loans charged-off                               (1,299,250)        (586,491)        (143,773)
           Recoveries                                         514,297           62,715          226,301
                                                          -----------       ----------       ----------

           Balance at December 31                         $   926,749       $1,701,702       $1,016,478
                                                          ===========       ==========       ==========

       At December 31, 1998, 1997 and 1996, the total recorded investment in impaired loans amounted to $535,292, $2,272,052 and $742,033, respectively. The average balances of these loans were $797,148, $326,268 and $220,487 for the years ended December 1998, 1997 and 1996, respectively. Following is a summary of cash receipts on impaired loans and how they were applied:



                                                             1998              1997             1996
                                                          -----------       ----------       ----------

           Cash receipts applied to principal balance        $87,588          $  -             $  -
           Cash receipts recognized as interest income           -               -              2,900
                                                             -------          ----             ------

               Total cash receipts                           $87,588          $  -             $2,900
                                                             =======          ====             ======

       The allowance for loan losses related to impaired loans amounted to approximately $2,000, $639,000 and $111,000 at December 31, 1998, 1997 and 1996,
respectively. If interest had been recognized on impaired loans at the original interest rate, interest income would have increased approximately $91,000, $133,000 and $70,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

5.  BANK PREMISES AND EQUIPMENT

       Bank premises and equipment consisted of the following at December 31:



                                                                               1998             1997
                                                                            ----------       ----------

           Land                                                             $  360,000       $  360,000
           Building                                                            840,000          840,000
           Leasehold improvements                                              769,924          751,848
           Equipment                                                         1,135,225        1,045,297
           Furniture and fixtures                                              192,434          192,434
                                                                            ----------       ----------
                                                                             3,297,583        3,189,579
           Less accumulated depreciation                                    (1,472,817)      (1,218,006)
                                                                            ----------       ----------

                                                                            $1,824,766       $1,971,573
                                                                            ==========       ==========

       The Bank leases office space under various lease agreements. Rental expense for 1998, 1997 and 1996 totaled $563,128, $581,044, and $428,049 respectively. Future, minimum annual lease payments for operating leases are as follows:

                 1999                               $  449,970
                 2000                                  297,860
                 2001                                  303,216
                 2002                                  308,688
                 2003                                  230,226
                 Thereafter                            557,654
                                                    ----------

                   Total                            $2,147,614
                                                    ==========

6.  INTANGIBLE ASSETS

       Following is a summary of intangible assets, net of accumulated amortization, included in the consolidated balance sheets:

                                                             Premium on
                                                             Purchased
                                                 Goodwill    Deposits      Total
                                                 --------   -----------  ----------
                   Balance, January 1, 1997      $328,211   $1,151,069   $1,479,280
                     Addition                      19,424            -            -
                     Amortization                 (29,559)    (131,259)    (160,818)
                                                 --------   ----------   ----------

                   Balance, December 31, 1997     318,076    1,019,810    1,337,886
                     Addition                           -            -            -
                     Amortization                 (27,901)    (131,232)    (159,133)
                                                 --------   ----------   ----------

                   Balance, December 31, 1998    $290,175   $  888,578   $1,178,753
                                                 ========   ==========   ==========

7.  DEPOSITS

       Deposits at December 31 are summarized as follows:

                                                            1998           1997
                                                        -----------     -----------
        Non-interest-bearing                            $10,069,575     $ 9,933,030
                                                        -----------     -----------
        Interest-bearing:
         Savings and interest checking                   13,825,599      12,712,234
         Money market                                    10,691,252      11,966,323
         Certificates of deposit of $100,000 or more     17,250,883      15,268,806
         Other                                           44,888,019      38,817,631
                                                        -----------     -----------

        Total interest-bearing                           86,655,753      78,764,994
                                                         ----------     -----------

       Total                                            $96,725,328     $88,698,024
                                                        ===========     ===========

8.     SHORT-TERM BORROWINGS

       At December 31, 1998, the Corporation is indebted to an unaffiliated bank in the amount of $1,900,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due November 1, 1999. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt.

       Short-term borrowings at December 31, 1998 also consisted of securities sold under agreement to repurchase, which are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. The following table presents certain information for short-term borrowings:


           Average amount outstanding during the year        $2,290,607
           Weighted average interest rate during the year          3.63%
           Amount outstanding at year end                     2,664,371
           Weighted average interest rate at year end              2.99%
           Maximum amount at any month end                    3,701,587

9.     LONG-TERM DEBT

       At December 31, 1998, the Corporation is also indebted to the same unaffiliated bank in the amount of $200,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due September 30, 2001. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt.

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

       The following is a summary of changes in shares under option for each of the years ended December 31:

                                              1998                    1997                      1996
                                     ---------------------    -------------------     ----------------------
                                                  Weighted               Weighted                   Weighted
                                      Number       Average     Number     Average      Number        Average
                                        of        Exercise       of      Exercise        of         Exercise
                                      Shares       Price       Shares      Price       Shares         Price
                                     -------      --------    --------   --------     --------      --------
   Outstanding at beginning
    of year                          121,500       $2.40       133,500     $2.31       103,500       $1.89
   Granted                            49,000        4.00        12,500      2.88        30,000        3.75
   Exercised                             -           .00           -         .00           -           .00
   Expired                           (10,000)       2.50       (24,500)     2.17           -           .00
                                     -------                   -------                 -------

  Outstanding at end of year         160,500       $2.88       121,500     $2.40       133,500       $2.31
                                     =======                   =======                 =======

  Weighted average fair value of
   options granted during the year                 $2.22                   $1.68                     $1.79
                                                   =====                   =====                     =====

       The following summarizes information about options outstanding at December 31, 1998:

                                            Options Outstanding                          Options Exercisable
                                     -----------------------------------------    ---------------------------
                                                  Weighted
                                                   Average
                                                  Remaining       Weighted                       Weighted
                    Range of                     Contractual       Average                        Average
                 Exercise Prices      Number        Life        Exercise Price     Number      Exercise Price
                 ---------------     -------     -----------    --------------    -------      --------------
                  $1.75 - $4.00      160,500     7.10 years         $2.98         111,500          $2.39

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the three years ended December 31:

                                           1998         1997         1996
                                        ----------   ----------   ----------



          Dividend yield                    .00          .00          .00
          Expected volatility             30.00%       30.00%       30.00%
          Risk-free interest rate          5.86%        6.82%        6.29%
          Expected lives                 10 years     10 years     10 years



       The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plans. No compensation expense related to the Plans was recorded during the three years ended December 31, 1998. If the Corporation had elected to recognize compensation cost based on the fair value at the grant dates for awards under the Plans consistent with the method of prescribed by SFAS 123, net income and earnings per share would have been changed to the pro forma amounts as follows:

                                                  Years Ended December 31,
                                                 -------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------

          Net income                         $13,052    $849,510    $154,485
          Net income per share:
           Basic                              $ -          $.21       $.04
           Diluted                            $ -          $.21       $.04

11.  NET INCOME PER COMMON SHARE

       Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year including any potential dilutive common shares outstanding, such as options and warrants.

       The calculation of net income per common share follows:

                                                     Years Ended December 31,
                                                   -----------------------------
                                                   1998        1997        1996
                                                ----------  ----------  ----------
Basic:
 Net income (applicable to common stock)        $   99,242  $  849,510  $  208,035
 Average common shares outstanding               4,048,829   4,026,293   3,446,961
 Basic net income per share                         $.02        $.21        $.06

Diluted:
 Net income (applicable to common stock)        $   99,242  $  849,510  $  208,035
 Average common shares outstanding               4,048,829   4,026,293   3,446,961
 Stock option adjustment                            86,190           -      43,154
 Average common shares outstanding - diluted     4,080,063   4,058,148   3,490,115
 Diluted net income per share                       $.00        $.21        $.06

12.  INCOME TAXES

       Federal and state income tax expense (benefit) consists of the following:

                                                      Years Ended December 31,
                                                     -------------------------
                                                   1998         1997        1996
                                                ---------    ---------   ---------
          Current federal income tax expense     $      -  $         -   $5,000
          Deferred federal income tax expense
            (benefit)                             125,217   (1,669,336)       -
          Deferred state income tax expense
            (benefit)                              27,721     (387,377)       -
                                                 --------  -----------   ------

                                                 $152,938  $(2,056,713)  $5,000
                                                 ========  ===========   ======

       A reconciliation of the differences between the maximum federal statutory income tax rate and the Corporation's effective tax rate for the years ended December 31 is as follows:

                                            1998                  1997                   1996
                                     ------------------  ----------------------  -------------------
                                                                        Percent              Percent
                                                Percent                      of                   of
                                                     of                  Pretax               Pretax
                                                 Pretax                  Income               Income
                                        Amount   Income        Amount    (Loss)     Amount    (Loss)
                                     ---------  -------   -----------    ------  ---------    ------
Tax (benefit) at statutory rate       $ 85,741     34.0%  $  (410,449)    (34.0)% $ 72,432      34.0%
State income taxes net of federal
  income tax benefit                    13,057      5.2       (60,360)     (5.0)     7,826       3.6
Nondeductible expenses                  10,230      4.0        11,735       1.0      5,641       2.6
Elimination of valuation allowance
  on deferred tax assets                     -       .0    (1,597,369)   (132.3)         -        .0
Net operating loss                      43,910     17.4             -        .0    (80,899)    (37.9)
                                      --------     ----   -----------    ------   --------     -----

                                      $152,938     60.6%  $(2,056,713)   (170.3)% $  5,000       2.3%
                                      ========     ====   ===========    ======   ========     =====

    At December 31 net deferred tax assets consisted of the following:


                                                           1998        1997
                                                        ----------  ----------

       Deferred tax assets:
        Net operating loss carryforward                 $1,519,223  $1,343,255
        Allowance for loan losses                          272,765     578,904
        Foreclosed real estate - valuation allowance        23,172      57,158
        Depreciation                                        12,572      10,056
        Intangible assets                                   43,346      25,239
        Loan fees and costs                                 32,372       2,608
        Unrealized holding gains on investment
         securities available for sale                      20,197         423
        Unrealized holding losses on investment
         securities transfers from available for
         sale to held to maturity                                -      38,265
        Other                                                    -         805
                                                        ----------  ----------

            Total deferred tax assets                   $1,923,647  $2,056,713
                                                        ==========  ==========

       The Company has recorded a deferred tax asset of $1,923,647, which includes the benefit of $3,851,608 in tax loss carryforwards, which expire in varying amounts between 2007 and 2013. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

13.  REGULATORY MATTERS

       Capital
       -------

           The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

           The Corporation is required to maintain risk-based and leverage capital as defined by federal banking agencies. The measurement of risk-based capital takes into account the risk of both the balance sheet assets and off-balance sheet exposures. The regulatory guidelines require minimum risk-based capital ratios of 4% for Tier 1 capital and 8% for total capital. In addition a minimum leverage ratio of Tier 1 capital to quarterly average assets of 3% is required for strong banking organizations. A bank is considered "well capitalized", the highest regulatory category, if it has the following minimum ratios: Tier 1 capital of 6%, total risk-based capital of 10%, and Tier 1 leverage ratio of 5%. The capital ratios of the Corporation were as follows:

                                                    December 31,
                                             ------------------------
                                                1998          1997
                                             ----------    ----------

Capital:
 Tier 1 capital                              $5,844,000    $5,347,000
 Tier 2 capital                                 921,000     1,020,000
                                             ----------    ----------

Total capital                                $6,765,000    $6,367,000
                                             ==========    ==========

Assets:
 Risk-weighted assets                      $ 73,676,000   $82,814,000
 Average assets (fourth quarter)            104,484,000    98,358,000

                                                                                 Well
                                                                              Capitalized
                                                                               Regulatory
                                                        Actual Rates            Minimums
                                                     -----------------        -----------
 Ratios:
  Tier 1 capital to risk-weighted assets             7.9%          6.5%          6.0%
  Total capital to risk-weighted assets              9.2%          7.7%         10.0%
  Tier 1 leverage to average assets                  5.6%          5.4%          5.0%

       The capital ratios of GrandBank, the Corporation's banking subsidiary, were as follows:



                                               December 31,
                                             ----------------
                                           1998           1997
                                       ------------   ------------
Capital:
 Tier 1 capital                        $  7,735,000   $  7,112,000
 Tier 2 capital                             927,000      1,028,000
                                       ------------   ------------

Total capital                          $  8,662,000   $  8,140,000
                                       ============   ============


Assets:
 Risk-weighted assets                  $ 72,062,000   $ 81,264,000
 Average assets (fourth quarter)        102,336,000     97,556,000

                                                                       Well
                                                                   Capitalized
                                                                    Regulatory
                                                 Actual Rates        Minimums
                                           ----------------------- ------------
Ratios:
 Tier 1 capital to risk-weighted assets     10.7%             8.8%      6.0%
 Total capital to risk-weighted assets      12.0%            10.0%     10.0%
 Tier 1 leverage to average assets           7.6%             7.3%      5.0%



       Dividends
       ---------

           Dividends payable by the Corporation are unrestricted, although the ability of the Corporation to pay dividends depends upon dividends received by it from the Bank. The Board of Directors adopted a resolution specifying that no dividends will be paid by the Bank to the Corporation, except from the undivided profits of the Bank, or with the prior approval of the Bank Commissioner of the State of Maryland and the Regional Director of the FDIC, from the Bank's surplus in excess of 100% of its required capital stock. In addition, restrictions are also imposed upon the ability of the Bank to make loans to the Corporation, purchase stock in the Corporation, or use the Corporation's securities as collateral for indebtedness of the Bank.

       Cash and Due From Banks
       -----------------------

           The Federal Reserve System requires that banks maintain reserve balances based on the type and amount of deposits. At December 31, 1998 and 1997, the Bank was required to maintain reserves of $518,000 and $384,000, respectively.

14. LITIGATION

       At December 31, 1998, the Corporation was involved in litigation arising from normal banking, financial, and other activities of the Bank. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Corporation's financial condition.

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

       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1998 and 1997, the Bank's total unfunded commitments to extend credit were $801,000 and

$3,161,000, respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include loans, property, equipment, commercial properties, and other business assets as may be deemed appropriate.

       Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and totaled $173,000 and $234,000 at December 31, 1998 and 1997, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies but may include accounts receivable, inventory, equipment, marketable securities, property, and other business assets as may be deemed appropriate. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

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

       Present value techniques used in estimating the fair value of many of the Corporation's financial instruments are significantly affected by the assumptions used. The fair values derived from using present value techniques are not substantiated by comparisons to independent markets, and in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

       The estimated fair values of the Corporation's financial instruments at December 31 are as follows:



                                                          1998                       1997
                                             --------------------------------------------------
                                                Carrying      Fair       Carrying       Fair
                                                 Amount      Value        Amount       Value
                                             -----------  -----------  -----------  -----------
          Financial assets:
            Cash and due from banks          $ 3,224,516  $ 3,224,516  $ 2,460,222  $ 2,460,222
            Federal funds sold                 5,131,629    5,131,629    2,837,000    2,837,000
            Investment securities:
               Available for sale             34,080,428   34,080,428    3,395,125    3,395,125
               Held to maturity                      -            -     10,969,615   11,033,305
            Loans, net of allowance           60,373,548   61,279,151   75,743,987   76,996,069
            Accrued interest receivable          668,952      668,952      602,770      02,7700
          Financial liabilities:
            Deposits                          96,725,328   96,765,618   88,698,024   89,296,349
            Short-term borrowings              4,564,371    4,564,371    5,698,037    5,698,037
            Long-term borrowings                 200,000      200,000    1,500,000    1,500,000
            Accrued interest payable             207,058      207,058      170,668      170,668

          Off-balance sheet items:
            Commitments to extend credit         801,000      801,000    3,161,000    3,161,000
            Standby letters of credit            173,000      173,000      234,171      234,171

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

           . Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate real estate, consumer and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

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

17. PARENT COMPANY FINANCIAL INFORMATION

       Condensed balance sheets, statements of income and statements of cash flows for GrandBanc, Inc. (parent only) are presented below:

                                 BALANCE SHEETS


                                                                 December 31,
                                                             1998            1997
                                                         ------------    ------------
ASSETS:
 Cash                                                     $     2,448     $   304,946
 Investments in subsidiary                                  9,553,597       9,069,631
 Bank premises and equipment - net                                -         1,247,962
 Intangible assets                                            181,675         198,447
 Other assets                                                     -             1,494
 Deferred income taxes                                        320,515         197,563
                                                         ------------    ------------

   TOTAL ASSETS                                           $10,058,235     $11,020,043
                                                         ============    ============
LIABILITIES:
 Notes payable                                            $ 2,100,000     $ 3,500,000
 Accrued expenses and other liabilities                       270,910          35,000
                                                         ------------    ------------

   Total liabilities                                        2,370,910       3,535,000
                                                         ------------    ------------


STOCKHOLDERS' EQUITY:
 Common stock                                                 404,959         404,091
 Additional paid-in capital                                10,962,879      10,928,460
 Accumulated deficit                                       (3,648,090)     (3,747,332)
 Accumulated other comprehensive income                       (32,423)       (100,176)
                                                         ------------    ------------

   Total stockholders' equity                               7,687,325       7,485,043
                                                         ------------    ------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $10,058,235     $11,020,043
                                                         ============    ============

                              STATEMENTS OF INCOME


                                                1998        1997        1996
                                            ----------  ----------  -----------
INCOME:
 Rental income                               $     -     $ 120,000   $  30,000
 Interest income                                 4,046      11,096         -
 Fee income                                        -           -        34,034
 Other income                                   30,000         193       2,500
                                             ---------   ---------   ---------

   Total income                                 34,046     131,289      66,534
                                             ---------   ---------   ---------

EXPENSES:
 Salaries and employee benefits                    -           -        51,170
 Interest expense                              215,342     306,250      84,764
 Professional fees                              28,775      62,758      69,745
 Other expenses                                 39,776      75,130      11,718
                                             ---------   ---------   ---------

   Total expenses                              283,893     444,138     217,397
                                             ---------   ---------   ---------

LOSS BEFORE INCOME TAXES AND
 EQUITY IN UNDISTRIBUTED
 INCOME OF SUBSIDIARY                         (249,847)   (312,849)   (150,863)

INCOME TAX BENEFIT                            (122,952)   (197,563)        -
                                             ---------   ---------   ---------

LOSS BEFORE EQUITY IN UN-
 DISTRIBUTED INCOME OF
 SUBSIDIARY                                   (126,895)   (115,286)   (150,863)

EQUITY IN UNDISTRIBUTED
 INCOME OF SUBSIDIARY                          226,137     964,796     358,898
                                             ---------   ---------   ---------

NET INCOME                                   $  99,242   $ 849,510   $ 208,035
                                             =========   =========   =========

                            STATEMENTS OF CASH FLOWS

                                                         1998         1997         1996
                                                     -----------   ----------   ----------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income                                         $    99,242   $  849,510  $   208,035
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Equity in undistributed income of subsidiary        (416,213)    (964,796)    (358,898)
    Depreciation and amortization                         26,450       60,995        8,621
    Deferred income taxes                               (122,952)    (197,563)         -
    Net realized gain from sales of assets                   -            -         (2,500)
  Net changes in:
    Other assets                                           1,494       16,926      (36,029)
    Accrued expenses and other liabilities                19,697      (28,512)      96,615
                                                     -----------   ----------  -----------

         Net cash used in operating activities          (392,282)    (263,440)     (84,156)
                                                     -----------   ----------  -----------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Capital contributed to subsidiary                          -            -     (4,000,000)
  Proceeds from sale of fixed assets                   1,489,784          -          4,500
  Net funds disbursed in acquisition                         -            -     (1,500,000)
                                                     -----------   ----------  -----------

         Net cash provided (used) by investing
           activities                                  1,489,784          -     (5,495,500)
                                                     -----------   ----------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from borrowings                                    -            -      3,500,000
 Principal payments on borrowings                     (1,400,000)         -            -
 Proceeds from issuance of common stock                      -        500,000    1,996,053
                                                     -----------   ----------  -----------

         Net cash (used) provided by financing
           activities                                 (1,400,000)     500,000    5,496,053
                                                     -----------   ----------  -----------

NET (DECREASE) INCREASE IN CASH                         (302,498)     236,560      (83,603)

CASH AT BEGINNING OF YEAR                                304,946       68,386      151,989
                                                     -----------   ----------  -----------

CASH AT END OF YEAR                                  $     2,448   $  304,946  $    68,386
                                                     ===========   ==========  ===========

Supplemental disclosures:
 Interest payments                                      $200,918     $331,868      $59,146
                                                        ========     ========      =======

                              Report of Management


       Management is responsible for the financial statements which have been prepared in accordance with generally accepted accounting principles. In Management's opinion, the financial statements present fairly the financial condition of the Corporation and its subsidiary at December 31, 1997, December 31, 1998 and the three year period ending at December 31, 1998. The financial data included amounts that are based on the best estimates and judgements of Management.

       The Corporation and its subsidiary maintain a system of internal accounting control designed to provide reasonable assurance that transactions are executed in accordance with Management's general or specific authorizations, and are recorded as necessary to maintain accountability for assets to present the financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures and an Audit Committee on the Board of Directors which meets with Management periodically to evaluate the effectiveness of the system of internal accounting control.

       Stegman & Company, independent auditors, have been engaged to examine the consolidated financial statements of the Corporation. Their examination is conducted in accordance with generally accepted auditing standards, and their report on the consolidated financial statements is included elsewhere herein.

       The financial statements of the Corporation have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.