Form 10KSB40, Exhibit 13
period 1999-12-31
GRANDBANC INC
filed 2000-03-30
CIK 719488

                                  EXHIBIT 13

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS




Selected Financial Data                                                        i

President's Message                                                            1

Management's Discussion and Analysis of Results
         of Operations and Financial Condition                                 2

Independent Auditor's Report                                                   8

Consolidated Financial Statements:

         Balance Sheets                                                        9

         Statements of Income                                                 10

         Statement of Changes in Stockholders' Equity                         11

         Statement of Cash Flows                                              12

Notes to Consolidated Financial Statements                                    14

Report of Management                                                          29

Directors and Officers                                                        30

Locations and General Information                                             31

Directory of Products and Services                                            32

--------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA
                 (Dollars in thousands, except per share data)


                                                                 At or for Year Ended December 31
                                                 ================================================================
                                                   1999          1998          1997          1996          1995
                                                   ----          ----          ----          ----          ----
Operating Results:

Net interest income                                $ 4,046       $ 4,192       $ 3,977       $ 2,743       $ 2,381
Provision for loan losses                              269            10         1,209           (35)          (30)
Non-interest income                                    610           638           645           520           442
Non-interest expense                                 4,823         4,567         4,620         3,085         2,577
Net income (loss) before income taxes                 (436)          252        (1,207)          213           276
Income Taxes (benefit)                                (166)          153        (2,057)            5             -
Net income                                            (270)           99           850           208           276


Per Share Data:

Net income                                         $ (0.07)       $ 0.02        $ 0.21        $ 0.06        $ 0.09
Book value                                            1.44          1.90          1.85          1.53          1.15


Financial Condition:

Total assets                                     $ 117,267     $ 109,673     $ 103,872     $ 101,125      $ 40,678
Investment securities                               44,967        34,080        14,365        16,478         8,027
Loans - net                                         58,303        60,374        75,744        72,707        29,064
Deposits                                           101,256        96,725        88,698        91,283        36,671
Stockholders' equity                                 5,812         7,687         7,485         6,021         3,740


Selected Ratios:

Return on average assets                             (0.23)%        0.10%         0.84%         0.34%         0.65%
Return on average equity capital                     (3.91)%        1.28%        14.74%         4.30%         7.88%
Average equity to average assets                      5.84%         7.54%         5.68%         7.99%         8.28%
Non-performing loans to total loans                   1.00%         0.87%         3.60%         1.75%         1.56%
Non performing assets to total assets                 0.60%         0.83%         4.06%         2.24%         3.98%


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

March 23, 2000


To our Shareholders:

     Nineteen ninety-nine was a year of joy and celebration for GrandBank as it celebrated its twentieth anniversary serving communities and customers throughout the Washington Metropolitan area. Nineteen ninety-nine was also a year filled with fear and uncertainty due to the potentially negative effect in systems and services associated with "Y2K." At GrandBank, directors, management, and employees worked very hard and diligently to ensure that the Bank implemented its "Y2K" plan in a way that would ensure that all data and resources were adequately maintained and preserved.

     Today, as we reflect on the work done to complete GrandBank's year 2000 program, the Company's computer systems and business processes successfully handled the date change from December 31, 1999 to January 1, 2000. We are not aware of any significant year 2000 problems encountered internally or with the third parties with which we interface or receive data processing services from. Based on the operations since January 1, 2000, GrandBank does not expect any significant impact to its ongoing business as result of the year 2000 issue.

     During the past year, GrandBank continued to grow its assets and deposit base. Year-end assets totaled $117.3 million, a 6.9 percent increase over 1998 assets of $109.7. Total deposits increased by 4.8 percent to $101.3 million. Net loans decreased by 3.4 percent to $58.3 million. Investment Securities and short-term money market instruments grew to $45.0 million, a 14.2 percent increase over 1998 totals of $39.4. Bank management continues to emphasize and promote high credit quality in the loan portfolio.

     GrandBank continues to provide its customers with state of the art banking delivery systems and superb products such as "GrandChecking", the highest rated checking account in the Washington metropolitan area. The Bank also continues to promote and deliver the best and most personalized service to our customers. Our customers have the ability to access the president of the Bank or any other member of the senior management team in person when they have the need. It is such accessibility that makes GrandBank different from other financial institutions in this area. At GrandBank we call it "The Grand Difference."

     Our employees, officers and directors deserve recognition for their dedication, enthusiasm and commitment to the Company during this year. Also, a special thanks to you, our shareholders, for your continued encouragement and support of the Company, its management team, and its long-term business objectives. We will continue to work hard to reward your faith in us by making GrandBank the finest community banking organization in the Washington metropolitan area.

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

Financial Condition

     Total assets were $117.3 million at December 31, 1999 compared to $109.7 million at December 31, 1998. This represented an increase of 6.9%. Average earning assets for 1999 were $108.3 million, an increase of 15.7% from the 1998 average of $93.6 million.

          Total loans decreased by $2.3 million to $59.0 million or 3.8% at December 31, 1999 compared to $61.3 million at December 31, 1998. Total deposits increased by 4.7% to $101.3 million. Investment securities and short-term money market instruments increased to $45.0 million, a 14.7% increase from the $39.2 million as of December 31, 1998.

     Capital Adequacy. Stockholders' equity total $5.8 million at December 31, 1999 compared to $7.7 million at December 31, 1998. The change represents an decrease of $1.9 million or 24.7%. This decrease includes an adjustment of $1.6 million to account for the changes in unrealized losses in the Bank's securities portfolio, and the net loss for 1999 of $270 thousand.

     At December 31, 1999, the corporation's ratio of Tier I capital as a percentage of risk weighted assets equaled 7.4% which exceeded the minimum leverage capital ratio of 4%, and the minimum leverage ratio for "well capitalized" bank holding companies of 6%. At December 31, 1999, the corporation's Bank subsidiary's Tier I capital to risk-weighted assets ratio was 10.1%, which exceeded the minimum level for capital adequacy ratio of 4% by 6.1% and the minimum level to be "well capitalized" under prompt corrective action provisions ratio of 6%. The Bank's total capital to risk weighted assets ratio at December 31, 1999 was 11.0%, which exceeded the minimum level for capital adequacy ratio of 8%, and the minimum level to be "well capitalized" under prompt corrective action provisions ratio of 10% by 1.0%.

     Investment Activity. During 1999, the Corporation's investment securities portfolio increased by $10.9 million, or 32.0%. This increase in the securities portfolio reflects management's strategy to improve the level of earning assets, to continue to increase the quality of the loan portfolio and to enhance the Bank's liquidity. The results of such actions reflect the significant decreases reported on loans and non-performing assets during the past two years.

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

     Liquidity management enables the Bank to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. The Bank's liquidity is enhanced by its ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. The Bank's core deposit base, consisting of demand deposits, money market, and savings accounts supplemented by other deposits of varying maturities and rates, contributes to the Corporation's liquidity. The Bank's liquidity position, those assets invested in federal funds, and obligations of the U.S. Government, its agencies and sponsored entities available for sale, of $45.0 million at December 31, 1999, reflected an increase of $5.7 million from December 31, 1998, or 14.7%. Funds available through short-term borrowings, asset maturities and loan payments are considered adequate to meet all current needs. At December 31, 1999, the Corporation had the ability to borrow against collateral consisting of securities in its investment portfolio. Although the Bank's liquidity position remains adequate, potential increases in loan demand could have an adverse impact on liquidity. The Bank also has a $5 million borrowing line with the Federal Home Loan Bank of Atlanta. This line may be utilized as a supplementary source of funding growth of the Bank. In addition, the Bank's ALCO has established minimum standards and key ratios of asset quality and performance. These standards and ratios provide the framework for guidance and measurement. Management evaluates these standards and ratios on an ongoing basis.

     The loan to deposit ratio at December 31, 1999 was 58.4% compared to 63.4% at December 31, 1998. Loan to total assets ratio at December 31, 1999 was 50.3% compared to 55.9% at December 31, 1998.

     The amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 which are anticipated by the Bank based on certain assumptions, to re-price or mature in future time periods, are set forth in the Interest Sensitivity Analysis below.

                         Interest Sensitivity Analysis
                               December 31, 1999
                            (Dollars in thousands)

                                                         1-90        91-180         181-365          1-5       Over 5
                                                         Days          Days            Days        Years        Years
----------------------------------------------------------------------------------------------------------------------
INTEREST-SENSITIVE ASSETS:
-----------------------------------------------
  Federal Funds Sold                                  $     9       $     0        $     0      $     0      $      0
  Securities                                              539           557          1,659       11,459        33,420
  Loans Maturing                                          752             0          1,979       13,727         6,801
  Loans Re-pricing                                     22,016             0          6,047        5,232           340
  Credit Card Receivables                               2,099             0              0            0             0
                                                    ------------------------------------------------------------------
    Total                                             $25,415          $557         $9,685      $30,418       $40,561
                                                    ------------------------------------------------------------------

    Cumulative Totals                                 $25,415       $25,972        $35,657      $66,075      $106,636
                                                    ------------------------------------------------------------------

INTEREST-SENSITIVE LIABILITIES:
-----------------------------------------------
  Certificate of Deposits & CD IRA's                    8,288        20,184         19,432       14,391            15
  Savings Accounts & Savings IRA's                      4,420             0              0            0             0
  Interest Checking Accounts                           11,531             0              0            0             0
  Money Market Deposit Accounts                        12,358             0              0            0             0
  Sweep Accounts & Repurchase Agreements                7,206             0              0            0             0
   Other                                                2,350             0              0          193             0
                                                    ------------------------------------------------------------------
    Totals                                            $46,153       $20,184        $19,432      $14,584           $15
                                                    ------------------------------------------------------------------

    Cumulative Totals                                 $46,153       $66,337        $85,769     $100,353      $100,368
                                                    ------------------------------------------------------------------

      Gap                                             (20,738)      (19,627)        (9,747)      15,834        40,546
                                                    ==================================================================

      Cumulative Gap                                 ($20,738)      (40,365)       (50,112)     (34,278)        6,268
                                                    ==================================================================

Adjustments:
 Beta Adjustments
   Interest Checking (beta factor .30)                  8,072
   Savings accounts (beta factor .30)                   3,094
   Money Market Accounts (beta factor .40)              7,415
                                                    ------------------------------------------------------------------
Cumulative Adjusted Gap                               ($2,158)     ($21,785)      ($31,532)    ($15,698)      $24,849
                                                    ==================================================================
As Reported Information:
-----------------------------------------------
Interest-Sensitive Assets/Interest-
Sensitive Liabilities (Cumulative):                     55.07%        39.15%         41.57%       65.84%       106.25%

Cumulative Gap/Total Assets                            -18.91%       -36.80%        -45.69%      -31.25%         5.72%
Beta Adjusted Information:
-----------------------------------------------
Interest-Sensitive Assets/Interest-
Sensitive Liabilities (Cumulative):                     92.18%        54.38%         53.07%       80.80%       130.38%

Cumulative Gap/Total Assets                             -1.97%       -19.86%        -28.75%      -14.31%        22.66%

Note: The table represents the earlier of the maturity or re-pricing dates for various assets and liabilities at December 31, 1999.

The amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to re-pricing or the contractual terms of the asset or liability. The Corporation has assumed that its savings, interest checking, and money market accounts re-price daily. At December 31, 1999, the Corporation's one-year interest sensitivity gap (the difference between the amount of interest-earning assets and interest bearing liabilities anticipated by the Corporation, based on certain assumptions, to mature or re-price within one year) as a percentage to total assets was a negative 45.69%. This negative gap position means the Corporation had $50.1 million more liabilities than assets re-pricing within one year. This generally indicates that in a period of declining interest rates, the Corporation's net interest income may improve. Conversely, in a rising interest rate environment, the Corporation's net interest income may be adversely affected. However, this approach assumes that all re-pricing assets and liabilities will re-price the same way. Historical data indicates that certain deposit liabilities such as interest checking, savings, and money market deposits do not re-price the same way as other products and interest gap analysis tend to be more accurate when adjusted to reflect such behavior. The Beta adjusted cumulative gap in the above table reflects a negative gap of 28.75% or $31.5 million.

     Allowance for Loan Losses. At December 31, 1999, the allowance for losses was $690 thousand or 1.17% of loans outstanding compared to $927 thousand or 1.51% of loans outstanding as of December 31, 1998, a decrease of $237 thousand. Such decrease was attributed primarily to the reduction in the total loans outstanding. At December 31, 1999, non-accrual loans increased by $57 thousand or 10.7% to $592 thousand compared to $535 thousand at December 31, 1998. The allowance for loan losses coverage of non-accrual loans was 116.6% at December 31, 1999 compared to a coverage of 173.3% at December 31, 1998.

     Non-Performing Loans and Assets. The Bank's non-performing assets which are comprised of loans delinquent 90 days or more, non-accrual loans, and other real estate owned ("OREO"), totaled $1.9 million at December 31, 1999 compared to $1.0 million at December 31, 1998. The percentage of non-performing assets to total assets increased to 1.61% at December 31, 1999 from 0.91% at December 31, 1998.

     Non-performing loans totaled $1.8 million at December 31, 1999 compared to $662 thousand at December 31, 1998. Non-performing loans at December 31, 1999 consisted of loans in non-accrual status in the amount of $592 thousand and loans past-due over 90 days of $1.2 million.

     At December 31 1999, OREO, net of valuation reserve, was $114 thousand, compared to $374 thousand at December 31, 1998, representing a decrease of $260 thousand or 69.5%. Generally, the Bank evaluates the fair value of each property owned annually. These evaluations may be appraisals or other market studies.

Results of Operations

     Net Income. The corporation had a loss before income taxes of $436 thousand for the year ended December 31, 1999 compared to income $252 thousand for the same period in 1998. Net loss totaled $270 thousand the year ended December 31, 1999, a decrease of $369 thousand compared to net income in 1998. Earnings per share were -$0.07 in 1999 compared to $0.02 in 1998. The decrease in earning in 1999 was attributable to higher than anticipated charges to the provision for loan losses, higher overhead, and lower fee income.

     Net Interest Income. Net interest income is the difference between interest income on earning assets and interest expense on deposits and other borrowed funds. Net interest income for the year ended December 31, 1999 totaled $4.05 million compared to $4.19 million in 1998, reflecting a decrease of $145 thousand or 3.5%. Total interest income totaled $8.6 million in 1999 compared to $8.2 million in 1998. This increase was the result of $1.9 million improvement in interest income from securities which helped offset a decreased in interest and fees on loans of $1.4 million. The decrease in interest and fee revenue from loans was the result of the continuing decrease in loan volume experienced during 1999. Interest expense increased by $549 thousand to $4.6 million in 1999, compared to $4.0 million in 1998. The increase in interest expense was attributable to increases in deposits on other borrowed funds. Deposits and other borrowed funds increased by $9.5 million or 9.4%; however, the cost of funding deposit and other borrowings decreased to 4.56% in 1999 from 4.79% in 1998. However, the gains in the cost of funding liabilities were significantly offset by the loss in loan volume which negatively affected the overall net interest margin.

     The average yield on earning assets for the year ended December 31, 1999, was 7.95% compared to 8.77% in 1998. The average interest rate paid on interest bearing deposits in 1999 was 4.50% compared to 4.69% in 1998. The average interest rate paid on other borrowed funds in 1999 was 5.32% compared to 6.30% in 1998. Net interest margin is the ratio of net interest income to average earning assets. For the year ended 1999, net interest margin was 3.74% compared to 4.48% for the year ended December 31, 1998. The following tables illustrate the Corporation's analysis of average balances, yields and changes in net interest income for the fiscal years indicated.


            THREE YEAR AVERAGE CONSOLIDATED BALANCE SHEET AND RATES
                            (Dollars in thousands)

                                             Average Balance (1)              Yield/Cost (2)             Income/Expense (2)
                                        =============================  ============================  =========================
                                          1999      1998      1997       1999      1998     1997      1999     1998    1997
                                        ========= ========= =========  ========== ======== ========  ======== ======= ========
Interest-earning assets:
    Loans                                $58,453   $73,176   $74,822       9.60%    9.62%    9.30%    $5,613  $7,038   $6,960
    Investment securities                 47,718    16,768    17,170       6.07%    5.71%    5.89%     2,896     957    1,011
    Other interest-earning assets          2,133     3,662     2,582       4.88%    5.84%    5.27%       104     214      136
                                        --------- --------- ---------  ---------- -------- --------  -------- ------- --------
     Total interest-earning assets       108,304    93,606    94,574       7.95%    8.77%    8.57%     8,613   8,209    8,107

Non-interest-earning assets                9,922     8,980     6,984
                                        --------- --------- ---------
Total assets                            $118,226  $102,586  $101,558
                                        ========= ========= =========

Interest-bearing liabilities:
    Savings & interest checking          $14,710   $12,856   $12,853       2.16%    2.31%    2.26%      $318    $297     $291
    Money market accounts                 11,291    11,158    13,893       3.29%    3.23%    3.34%       371     360      464
    Time deposits                         67,115    55,107    54,681       5.22%    5.55%    5.59%     3,502   3,057    3,056
                                        --------- --------- ---------  ---------- -------- --------  -------- ------- --------
     Total interest-bearing deposits      93,116    79,121    81,427       4.50%    4.69%    4.68%     4,191   3,714    3,811
    Other interest-bearing liabilities     7,066     4,828     3,835       5.32%    6.30%    8.32%       376     304      319
                                        --------- --------- ---------  ---------- -------- --------  -------- ------- --------
     Total interest-bearing
     liabilities                         100,182    83,949    85,262       4.56%    4.79%    4.84%     4,567   4,018    4,130
Non-interest-bearing liabilities
    Demand deposits                       10,650    10,221    10,304
    Other non-interest-bearing
    liabilities                              494       677       224
Stockholders' equity                       6,900     7,739     5,768
                                        --------- --------- ---------
Total liabilities and stockholders'
equity                                   118,226   102,586   101,558
                                        ========= ========= =========

     Interest rate spread
     Net interest margin/income                                            3.39%    3.98%    3.73%    $4,046  $4,191   $3,977
                                                                           3.74%    4.48%    4.21%

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

          NET INTEREST INCOME ANALYSIS/CHANGES DUE TO VOLUME AND RATE
                            (Dollars in thousands)

                                                                1999 over 1998                      1998 Over 1997
                                                       ================================    ================================
                                                       Increase   Due to changes in (1)    Increase   Due to changes in (1)
                                                                  =====================               =====================
                                                       (Decrease)    Rate    Volume        (Decrease)    Rate    Volume
                                                       ---------- ---------------------    ---------- ---------------------
Interest Income from earning assets:
    Interest and fees on loans                           ($1,425)       ($9)   ($1,416)          $78       $231      ($153)
    Interest and dividends on
    investment securities                                  1,939        173      1,766           (54)       (30)       (24)
    Interest on other interest earning
    assets                                                  (110)       (21)       (89)           78         21         57
                                                       ---------- ---------- ----------    ---------- ---------- ----------
     Total                                                   404        143        261           102        222       (120)
                                                       ========== ========== ==========    ========== ========== ==========

Interest expense on deposits and borrowed funds:
    Interest on savings and interest
    checking deposits                                         21        (22)        43             6          6          0
    Interest on money market deposits                         11          7          4          (104)       (13)       (91)
    Interest on time deposits                                445       (221)       666             1        (23)        24
    Interest on other borrowed funds                          72        (69)       141           (16)       (98)        83
                                                       ---------- ---------- ----------    ---------- ---------- ----------
     Total                                                   549       (305)       854          (113)      (128)        15
                                                       ========== ========== ==========    ========== ========== ==========

     Net interest income                                $  (145)       $448      ($593)         $215       $350      ($135)

1. The rate/volume change is allocated between volume change and rate change using the ratio each of the components bears to the total of their absolute values.

     Provision for Loan Losses. The provisions for loan losses added $269 thousand to the allowance for loan losses in 1999 compared to $10 thousand in 1998. This increase was primarily attributed to higher than anticipated write-off of credit card receivables. Other than the credit cards, the quality of the loan portfolio remained strong. Loans other than credit cards reflected a significant improvement in 1999 as compared to 1998. This portfolio experienced a net recovery of $7 thousand for 1999 compared to net charge-offs of $394 thousand in 1998. Total charge-offs net of recoveries totaled $506 thousand in 1999 compared to $785 thousand in 1998. Total charge-offs net of recoveries related to credit card receivables totaled $513 thousand in 1999 compared to $391 thousand in 1998.

     Non-interest Income. Non-interest income for the year ended December 31, 1999 was $610 thousand compared to $638 thousand in 1998, a decrease of $28 thousand or approximately 4.4%. This change was primarily due to decreases in miscellaneous fee income related to the loan portfolio. Service charges on deposit accounts for 1999 actually increased by 28.1% to $410 thousand, compared to $320 thousand in 1998.

         Non-interest expense. Total non-interest expense for the year ended December 31, 1999 of $4.82 million reflected an increase of approximately $256 thousand or 5.6% primarily as a result of increases in personnel costs and other operating expenses. The 1999 salaries and benefits expense increased by $293 thousand or 16.3% to $2.09 million compared to $1.80 million in 1998. However, occupancy and equipment expense decreased by $103 thousand to $918 thousand. The improvement in occupancy cost resulted from the efficiencies gained as a result of the purchase of the Old Georgetown Road, Bethesda bank building early in 1999.

     Income Taxes. Income tax benefit totaled $166 thousand for 1999 compared to an income tax expense of $153 thousand in 1998. In 1997, the corporation recorded a deferred tax benefit of $1.3 million from the recognition of $3.3 million in tax loss carry-forwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

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

Market for the Common Equity and Related Stockholder Matters

     There is limited public trading in the Corporation's common stock. Other than options for 189,500 shares of common stock under the Corporation's option plans, there are presently no other outstanding securities convertible into common equity of the Corporation. Bid prices for the common stock in the over-the-counter market for each quarterly period within the two most recent fiscal years are as follows:

        Quarter Ended              High/Ask         Low/Bid            Quarter Ended         High/Ask           Low/Bid
             1999                   Price            Price                  1998               Price             Price
=================================================================    ========================================================
March 31                            $ 2.00           $ 2.00          March 31                 $ 4.50             $ 3.50
June 30                               2.13             2.13          June 30                    4.50               3.50
September 30                          2.25             1.85          September 30               4.50               3.00
December 31                           2.00             2.00          December 31                2.63               2.00


     The quotations were obtained from the Washington Post at each time period shown and reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

     At December 31, 1999 there were 411 holders of record. There have been no dividends paid in the past two years.

Year 2000 Compliance

     Many computer programs in use prior to the end of 1999 had not been designed to properly recognize years after 1999. If not corrected, these programs could have resulted in system and processing failures or create erroneous results. The year 2000 ("Y2K") issue affected the entire banking industry because of its reliance on computers and other equipment that use computer chips, and may have significant adverse effects on banking customers, bank regulators, and the general economy.

     The Corporation initiated the process of preparing its computer systems and applications for the Year 2000 in 1997. The process involved modifying or replacing certain hardware and software maintained by the Corporation as well as communicating with external service providers to ensure that they were taking the appropriate action to remedy their Y2K issues. Specific goals of the Y2K Plan included identifying risks, testing data processing and other systems and equipment used by the Corporation, informing customers of Y2K issues and risks, establishing a contingency plan for operating if Y2K issues cause important systems or equipment failure, implementing changes necessary to achieve Y2K compliance, and verifying that these changes are effective. The Company's Board of Directors reviewed progress under the plan on a monthly basis.

     Management designed the Y2K Plan to comply with the requirements for Y2K efforts established by the Federal Deposit Insurance Corporation, the primary federal regulator of the Bank.

     Prior to December 31, 1999, the Corporation had performed risk assessments, had assessed the Y2K preparedness of suppliers of data processing services to the Corporation, had implemented its customer awareness program, had developed its Y2K contingency Plan, and had tested and implemented necessary changes in hardware and software.

     Another significant aspect of the Y2K project was the development and implementation of business continuity plan which included a process to ensure that GrandBanc, Inc. and its affiliates could continue operations in the event that information technology systems, non-information technology systems and business relationships were not Y2K compliant. By December 31, 1998, all critical areas of the Corporation were actively engaged in the business continuity program, and a plan was available and operational by June 30, 1999. The Y2K contingency plan called for the company to manually process bank transactions and to use other data processing methods, in the event that Y2K efforts of the Corporation and its data services providers were not successful. The plan also addressed key issues such as human resources, additional liquidity levels and customer service.

     The Corporation's primary supplier of data processing services also adopted a Y2K plan and time table to make changes necessary for it to provide services in the year 2000, and provided written assurances to the Corporation of its progress. The suppliers and the Corporation successfully tested all applicable software changes that have been made. The Corporation also monitored the progress of its other suppliers of data processing services.

     Purchases of hardware and software were made in accordance with plan. This purchases capitalized in accordance with normal policy. Internal personnel and all other costs related to Y2K project were expensed as incurred. The Corporation funded its Y2K expenditures through continuing operations as part of the overall data processing budget. The 1999 budget for this category was $475,000. Actual data processing expenses incurred amounted to $565 thousand.

     Reflecting on the work done to complete the Corporation's year 2000 program, the Corporation's computer systems and business processes successfully handled the date change from December 31, 1999 to January 1, 2000. The Company is not aware of any significant year 2000 problems encountered internally or with third parties with which interfaces or receives services from.

     Based on operations since January 1, 2000, the Corporation does not expect any significant impact to its ongoing operations as a result of the year 2000 issue. However, the corporation will continue to follow its Y2K plan into the year 2000.

                         INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
GrandBanc, Inc.


     We have audited the accompanying consolidated balance sheets of GrandBanc, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of GrandBanc, Inc. as of December 31, 1999 and 1998; and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1999, are in conformity with generally accepted accounting principles.







Baltimore, Maryland
January 28, 2000

                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1999 AND 1998




                                                                                                    1999             1998
                                                                                                   ------           ------
                                       ASSETS
Cash and due from banks                                                                        $   4,299,075    $   3,224,516
Federal funds sold                                                                                     8,769        5,131,629
Investment securities:
   Available for sale - at fair value                                                             44,967,011       34,080,428
Loans                                                                                             58,992,986       61,300,297
   Less allowance for loan losses                                                                   (690,364)        (926,749)
                                                                                               --------------   --------------
Loans - net                                                                                       58,302,622       60,373,548
Bank premises and equipment                                                                        3,891,768        1,824,766
Foreclosed real estate                                                                               114,223          374,223
Accrued interest receivable                                                                          868,486          668,952
Intangible assets                                                                                  1,017,291        1,178,753
Deferred income taxes                                                                              3,100,116        1,923,647
Prepaid expenses and other assets                                                                    697,597          892,566
                                                                                               --------------   --------------

         TOTAL ASSETS                                                                          $ 117,266,958    $ 109,673,028
                                                                                               ==============   ==============

                        LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Non-interest bearing deposits                                                                $  10,637,342    $  10,069,575
  Interest-bearing deposits                                                                       90,618,858       86,655,753
                                                                                               --------------   --------------
         Total deposits                                                                          101,256,200       96,725,328
  Short-term borrowings                                                                            9,556,919        4,564,371
  Long-term debt                                                                                     192,500          200,000
  Accrued expenses and other liabilities                                                             448,953          496,004
                                                                                               --------------   --------------

         Total liabilities                                                                       111,454,572      101,985,703
                                                                                               --------------   --------------
STOCKHOLDERS' EQUITY:
   Common  stock - $.10 par value; 20,000,000 shares authorized; 4,049,590 and
           4,049,590 shares outstanding
     in 1999 and 1998, respectively                                                                  404,959          404,959
   Additional paid-in capital                                                                     10,962,879       10,962,879
   Accumulated deficit                                                                            (3,918,210)      (3,648,090)
   Accumulated other comprehensive income (loss)                                                  (1,637,242)         (32,423)
                                                                                               --------------   --------------

         Total stockholders' equity                                                                5,812,386        7,687,325
                                                                                               --------------   --------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $ 117,266,958    $ 109,673,028
                                                                                               ==============   ==============


See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                    1999             1998             1997
                                                                                ------------     ------------     ------------
INTEREST INCOME:
  Interest and fees on loans                                                     $5,613,215       $7,037,460       $6,960,287
  Interest on investment securities - U.S. Government,
     its agencies, and sponsored entities                                         2,896,016          957,360          903,867
  Interest on other investment securities                                                 -           -               107,362
  Interest on federal funds sold                                                    103,968          214,203          136,082
                                                                                ------------     ------------     ------------

             Total interest income                                                8,613,199        8,209,023        8,107,598
                                                                                ------------     ------------     ------------

INTEREST EXPENSE:
  Interest on certificates of deposit of $100,000 or more                           877,985          811,234          766,752
  Interest on other deposits                                                      3,312,749        2,902,410        3,044,216
                                                                                ------------     ------------     ------------
             Total interest on deposits                                           4,190,734        3,713,644        3,810,968
  Interest on short-term borrowings                                                 359,008          257,966          162,778
  Interest on long-term debt                                                         17,139           45,865          156,569
                                                                                ------------     ------------     ------------

             Total interest expense                                               4,566,881        4,017,475        4,130,315
                                                                                ------------     ------------     ------------

NET INTEREST INCOME                                                               4,046,318        4,191,548        3,977,283

PROVISION FOR LOAN LOSSES                                                           269,330           10,000        1,209,000
                                                                                ------------     ------------     ------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                                 3,776,988        4,181,548        2,768,283
                                                                                ------------     ------------     ------------
NONINTEREST INCOME:
  Service charges on deposit accounts                                               410,255          320,219          315,778
  Net realized gain on sales of securities                                            6,022            5,799            1,274
  Other income                                                                      193,732          312,093          328,416
                                                                                ------------     ------------     ------------

Total non-interest income                                                           610,009          638,111          645,468
                                                                                ------------     ------------     ------------
NONINTEREST EXPENSE:
  Salaries and employee benefits                                                  2,093,337        1,799,906        1,993,005
  Occupancy and equipment expense                                                   918,425        1,021,654          987,545
  Data processing services                                                          564,575          469,919          487,403
  FDIC insurance                                                                     71,045           52,901           43,430
  Insurance                                                                          65,155           77,009           70,817
  Legal fees                                                                         93,877          108,184           54,068
  Foreclosed real estate expenses                                                       423           46,661           81,449
  Other expenses                                                                  1,016,447          991,245          903,237
                                                                                ------------     ------------     ------------

Total non-interest expense                                                        4,823,284        4,567,479        4,620,954
                                                                                ------------     ------------     ------------

INCOME (LOSS) BEFORE INCOME TAXES                                                  (436,287)         252,180       (1,207,203)

INCOME TAX EXPENSE (BENEFIT)                                                       (166,167)         152,938       (2,056,713)
                                                                                ------------     ------------     ------------

NET INCOME (LOSS)                                                               $  (270,120)     $    99,242      $   849,510
                                                                                ============     ============     ============
NET INCOME PER COMMON SHARE:
  Basic                                                                               ($.07)            $.02             $.21
  Diluted                                                                             ($.07)            $.02             $ 21

See accompanying notes.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                                 Accumulated
                                                                                  Additional        Other          Total Stock-
                                                     Common       Paid-in        Accumulated    Comprehensive        holders'
                                                      Stock       Capital         (Deficit)     (Loss) Income        Equity
                                                    ---------   -----------     -------------   --------------     ------------
BALANCE AT JANUARY 1, 1997                           $392,550   $10,405,003       $(4,596,842)  $     (179,723)      $6,020,988

Comprehensive income:
  Net income                                                -             -           849,510                -          849,510
  Other comprehensive income net of tax:
     Unrealized gain on investment securities               -             -                 -           79,547           79,547
                                                                                                                   ------------

Total comprehensive income                                                                                              929,057
                                                                                                                   ------------

  Issuance of common stock at $4.00 per share             875        34,123                 -                -           34,998

  Issuance of common stock at $4.69 per share          10,666       489,334                 -                -          500,000
                                                    ---------   -----------     -------------   --------------     ------------

BALANCE AT DECEMBER 31, 1997                          404,091    10,928,460        (3,747,332)        (100,176)       7,485,043

Comprehensive income:
  Net income                                                -             -            99,242                -           99,242
  Other comprehensive income net of tax:
     Unrealized gain on investment securities               -             -                 -           67,753           67,753
                                                                                                                   ------------

Total comprehensive income                                                                                              166,995
                                                                                                                   ------------

  Issuance of common stock at $4.06 per share             868        34,419                 -                -           35,287
                                                    ---------   -----------     -------------   --------------     ------------

BALANCE AT DECEMBER 31, 1998                          404,959    10,962,879        (3,648,090)         (32,423)       7,687,325

Comprehensive income:
  Net loss                                                  -             -          (270,120)               -         (270,120)
  Other comprehensive income net of tax:
     Unrealized loss on investment securities               -             -                 -       (1,604,819)      (1,604,819)
                                                                                                                   ------------

Total comprehensive income (loss)                                                                                    (1,874,939)
                                                    ---------   -----------     -------------   --------------     ------------

BALANCE AT DECEMBER 31, 1999                         $404,959   $10,962,879      $(3,918,210)   $   (1,637,242)      $5,812,386
                                                    =========   ===========     =============   ==============     ============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                   1999            1998              1997
                                                                              -------------     ------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                           $   (270,120)     $     99,242     $  849,510
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation                                                                   282,127           254,848        230,175
    Accretion and amortization of securities                                       116,792            59,126         87,719
    Amortization of intangibles                                                    161,462           159,133        160,818
    Provision for loan losses                                                      269,330            10,000      1,209,000
    Net realized gain from sales of assets                                          (6,022)          (72,176)        (1,274)
Foreclosed real estate - valuation adjustments                                           -                 -         57,000
    Deferred income taxes                                                         (166,167)          133,066     (2,056,713)
  Net changes in:
    Accrued interest receivable                                                   (199,534)          (66,182)       (14,822)
    Prepaid expenses and other assets                                              194,969           169,382       (415,804)
    Accrued expenses and other liabilities                                         (47,051)           40,817        204,132
    Other - net                                                                     75,994           226,109         62,714
                                                                              -------------     ------------    -----------

         Net cash provided by operating activities                                 411,780         1,013,365        402,099
                                                                              -------------     ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in time deposits with banks                                                 -                 -      3,300,000
  Net decreases (increases) in federal funds sold                                5,122,860        (2,294,629)    (2,213,000)
  Purchases of available for sale securities                                   (22,464,716)      (34,965,701)    (3,188,050)
  Proceeds from sales and maturities of
    available for sale securities                                                8,852,242         8,047,947      3,440,981
  Purchases of held to maturity securities                                               -                 -     (5,099,766)
  Proceeds from sales and maturities of
    held-to maturity securities                                                                    7,216,490      6,953,222
  Net decrease (increase) in loans                                               1,725,602        15,134,330     (5,121,165)
  Proceeds from sale of participation loans                                              -                 -      1,490,000
  Purchases of loans                                                                     -                       (1,273,652)
  Purchase of property and equipment                                            (2,349,129)         (108,041)      (378,944)
  Proceeds from sale of foreclosed real estate and other assets                    260,000         1,126,895         79,650
                                                                              -------------     ------------    -----------

         Net cash used by investing activities                                  (8,853,141)       (5,842,709)    (2,010,724)
                                                                              -------------     ------------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                                            4,530,872         8,027,304     (2,584,812)
  Net increase (decrease) in short-term borrowings                               4,992,548        (1,133,666)     3,698,037
  Proceeds from issuance of common stock                                                 -                 -        500,000
Repayment of long-term borrowings                                                   (7,500)       (1,300,000)             -
                                                                              -------------     ------------    -----------

         Net cash provided by financing activities                               9,515,920         5,593,638      1,613,225
                                                                              -------------     ------------    -----------

NET INCREASE IN CASH                                                             1,074,559           764,294          4,600
CASH AT BEGINNING OF YEAR                                                        3,224,516         2,460,222      2,455,622
                                                                              -------------     ------------    -----------

CASH AT END OF YEAR                                                            $ 4,299,075       $ 3,224,516     $2,460,222
                                                                               ===========       ===========     ==========

              For the Years Ended December 31, 1999, 1998 and 1997



                                                                               1999                1998              1997
                                                                           ------------       -------------     ------------

Supplemental disclosures:
  Interest payments                                                          $ 4,636,875         $4,181,945       $4,089,718
  Income tax payments                                                                  -                  -                -


Non-cash investing and financing activities:
  Unrealized gain on investment securities
     available for sale                                                      $(1,604,819)        $   67,753       $   79,547

  Stock issued in consideration
    of professional services                                                 $         -          $  35,287       $   34,998


See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of GrandBanc, Inc. (the Corporation), including its wholly owned subsidiaries, GrandBank (the Bank) and Facility Holdings, Inc, conform to generally accepted accounting principles and to prevailing practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 1999.

         Consolidation Policy
         --------------------

     The consolidated financial statements include the accounts of the Corporation, the Bank, and Facility Holdings, Inc., with all significant intercompany transactions eliminated. The financial statements of the Corporation include the Bank under the equity method of accounting.

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

         Investment Securities Available for Sale
         ----------------------------------------

     Investment securities available for sale, are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, as a separate component of stockholders' equity, net of related income taxes.

         Investment Securities Held to Maturity
         --------------------------------------

     Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Corporation intends and has the ability to hold such securities until maturity. When securities are transferred into the held to maturity category from available for sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer, reported as accumulated other comprehensive income, as a separate component of stockholders' equity and amortized over the remaining life of the security as an adjustment of yield.

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

         Income Taxes
         ------------

     Under the asset and liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more than likely".

2.   FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS No. 133 to January 1, 2001 for calendar year companies such as the Corporation. This statement requires derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used in determining when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of the hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The Corporation plans to adopt the provisions of this statement, as amended, for its quarterly and annual reporting beginning January 1, 2001, the statements effective date. The impact of adopting the provisions of this statement on the Corporation's financial position, results of operations and cash flows subsequent to the effective date is not currently estimable and will depend on the financial position of the Corporation and the nature and purpose of any derivative instrument in use at that time.


3.   INVESTMENT SECURITIES

     The amortized cost and estimated fair value of investment securities at December 31 were as follows:

                                                                               Gross           Gross         Estimated
                                                            Amortized        Unrealized     Unrealized          Fair
              Available for Sale - 1999                        Cost            Gains          Losses           Value
                                                               ----            ------         ------           -----
Obligations of U.S. government, its
  agencies and sponsored entities                             $26,505,063           $  -       $1,665,812     $24,839,251
Mortgage-backed securities                                     20,709,235          1,463        1,061,038      19,649,660
Other investments                                                 420,100         58,000                -         478,100
                                                        ------------------ -------------- ---------------- ---------------

                        Total                                 $47,634,398         $59,463      $2,726,850     $44,967,011
                                                        ================== =============== =============== ===============

              Available for Sale - 1998

Obligations of U.S. government, its
  agencies and sponsored entities                             $17,600,889       $ 28,158         $111,198     $17,517,849
Mortgage-backed securities                                     16,132,534         51,732           78,987      16,105,279
Other investments                                                 399,300         58,000                -         457,300
                                                        ------------------ -------------- ---------------- ---------------

                        Total                                 $34,132,723        $137,890        $190,185     $34,080,428
                                                        ================== =============== =============== ===============

     The amortized cost and estimated fair value of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                     Available for Sale
                                                                                                  Estimated
                                                                                 Amortized         Fair
                                                                                 Cost              Value

Due in one year or less                                                      $     500,000       $    488,925
Due after one year through five years                                            3,599,684          3,483,008
Due after five years through ten years                                          22,405,379         20,867,318
Due after ten years                                                                      -                  -
                                                                             -------------      -------------
                                                                                26,505,063         24,839,251

Mortgage-backed securities                                                      20,709,235         19,649,660
Other investments                                                                  420,100            478,100
                                                                             -------------      -------------

     Total                                                                     $47,634,398        $44,967,011
                                                                               ===========        ===========

     At December 31, securities pledged as collateral for public deposits and for other purposes as required or permitted by law were as follows:


                                                                   1999                                    1998
                                                  ---------------------------------------- --------------------------------------
                                                                             Estimated                              Estimated
                                                         Amortized             Fair             Amortized              Fair
                                                            Cost               Value               Cost               Value
                                                  --------------------------------------------------------------------------------
Available for sale                                      $11,676,829        $11,080,291         $11,368,931         $11,355,272
                                                        ===========        ===========         ===========         ===========

Proceeds from sales together with gross gains and losses realized on sales of securities were as follows:

                                                          Available for Sale
                                                         1999            1998                1997
                                                  ---------------    ---------------    ---------------

Proceeds from sale                                   $2,788,977         $477,500            $550,516
Gross realized gains                                      6,022            5,799               1,274
Gross realized losses                                         -                -


4.  LOANS AND ALLOWANCE FOR LOAN LOSSES

     The composition of the loan portfolio at December 31 was as follows:

                                           1999                     1998
                                 -------------------     -------------------

Real estate - mortgage                  $40,988,523             $37,658,527
Real estate - construction                   93,500                 210,500
Commercial                               13,381,261              17,477,183
Consumer                                  2,430,209               2,889,176
Credit card receivable                    2,099,493               3,064,911
                                 -------------------     -------------------

      Total loans                       $58,992,986             $61,300,297
                                 ===================     ===================

           Certain senior officers, directors and companies in which officers and directors are partners and principal stockholders have had loan transactions with the Bank. Such extensions of credit have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders, and at the time did not involve more than the normal risk of collectibility or present other unfavorable circumstances. The following summarizes changes in amounts outstanding, both direct and indirect, to such persons during 1999 and 1998:

                                           1999                     1998
                                 ---------------------   ----------------------
 Balance at January 1                      $2,259,000                $2,260,000
 Amounts borrowed                             754,564                   713,000
 Amounts paid                               1,560,000                 (714,000)
                                 ---------------------   -----------------------

Balance at December 31                     $1,453,564                $2,259,000
                                 =====================   =======================

Activity in the allowance for loan losses for the three years ended December 31 is as follows:

                                1999                1998                 1997
                           ---------------    ----------------     ----------------
Balance at January 1            $ 926,749          $1,701,702           $1,016,478
Provision for loan losses         269,330              10,000            1,209,000
Loans charged-off               (581,710)         (1,299,250)            (586,491)
Recoveries                         75,995             514,297               62,715
                           ---------------    ----------------     ----------------
Balance at December 31           $690,364           $ 926,749           $1,701,702
                           ===============    ================     ================


At December 31, 1999, 1998 and 1997, the total recorded investment in impaired loans amounted to $591,997, $535,292 and $2,272,052, respectively. The average balances of these loans were $416,948, $797,148 and $326,268 for the years ended December 1999, 1998 and 1997, respectively. Following is a summary of cash receipts on impaired loans and how they were applied:

                                1999                1998               1997
                           ---------------    ----------------     -------------
Cash receipts applied         $109,178           $ 87,588               $ -
  to principal power       ===============    ================     =============

     The allowance for loan losses related to impaired loans amounted to approximately $59,000, $2,000 and $639,000 at December 31, 1999, 1998 and 1997,
respectively. If interest had been recognized on impaired loans at the original interest rate, interest income would have increased approximately $48,000, $91,000 and $133,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

5.  BANK PREMISES AND EQUIPMENT

         Bank premises and equipment consisted of the following at December 31:

                                               1999                   1998
                                      ------------------     ------------------
Land                                         $1,847,288               $360,000
Building                                      1,638,068                840,000
Leasehold improvements                          765,256                769,924
Equipment                                       895,777              1,135,225
Furniture and fixtures                          196,322                192,434
                                      ------------------     ------------------
                                              5,342,711              3,297,583
     Less accumulated depreciation          (1,450,943)            (1,472,817)
                                      ------------------     ------------------
                                             $3,891,768             $1,824,766
                                      ==================     ==================

     On February 12, 1999, the corporation purchased the banking building located at 7535 Old Georgetown Road, Bethesda, Maryland. The cost of the building and land was $2,227,146. The cost was allocated on a prorated basis using appraised values. The assigned costs were $1,487,288 and 739,858 to land and building, respectively.

     The Bank leases office space under various lease agreements. Rental expense for 1999, 1998 and 1997 totaled $393,046, $563,128 and $581,044. Future, minimum annual lease payments for operating leases are as follows:

             2000                                           $ 361,646
             2001                                             370,867
             2002                                             376,596
             2003                                             342,475
             2004                                             346,787
             Thereafter                                     1,366,699
                                                           ----------

                 Total                                     $3,165,070
                                                           ==========


6.  INTANGIBLE ASSETS

     Following is a summary of intangible assets, net of accumulated amortization, included in the consolidated balance sheets:

                                              Premium on
                                               Purchased
                                   Goodwill    Deposits          Total
                                   --------   -------------  -------------

Balance, January 1, 1998          $ 318,076      $1,019,810    $1,337,886
  Amortization                      (27,901)       (131,232)     (159,133)
                                  ---------      ----------    ----------

Balance, December 31, 1998          290,175         888,578     1,178,753
  Amortization                      (30,224)       (131,238)     (161,462)
                                  ---------      ----------    ----------

Balance, December 31, 1999        $ 259,951      $  757,340    $1,017,291
                                  =========      ==========    ==========


7.  DEPOSITS

     Deposits at December 31 are summarized as follows:

                                                       1999                         1998
                                                --------------------         --------------------

Non-interest-bearing                                    $10,637,342                  $10,069,575
                                                --------------------         --------------------
Interest-bearing:
  Savings and interest checking                          15,600,802                   13,825,599
  Money market                                           12,358,120                   10,691,252
  Certificates of deposit of $100,000 or more            14,690,520                   17,250,883
  Other                                                  47,969,416                   44,888,019
                                                --------------------         --------------------

            Total interest-bearing                       90,618,858                   86,655,753
                                                --------------------         --------------------

             Total                                     $101,256,200                  $96,725,328
                                                ====================         ====================

8.   SHORT-TERM BORROWINGS

     At December 31, 1999, the Corporation is indebted to an unaffiliated bank in the amount of $1,800,000. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and it requires quarterly principal payments of $25,000 and the remaining balance due November 1, 2000. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt.

     Short-term borrowings at December 31, 1999 also consisted of overnight federal funds borrowed, short-term Federal Home Loan Bank advances, securities sold under agreement to repurchase, which are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. The following table presents certain information for short-term borrowings:

        Average amount outstanding during the year                    $4,856,188
        Weighted average interest rate during the year                     4.78%
        Amount outstanding at year end                                $7,206,919
        Weighted average interest rate at year end                         4.23%
        Maximum amount at any month end                               $7,432,698

9.  LONG-TERM DEBT

     At December 31, 1999, the Corporation is also indebted to the same unaffiliated bank in the amount of $192,500. The note bears interest at the prime rate (as defined) plus 1/4% and is adjusted annually. Interest is payable monthly and the principal is due September 30, 2001. The common stock of the Corporation's wholly owned subsidiary bank is pledged as collateral for this debt.

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

     The following is a summary of changes in shares under option for each of the years ended December 31:

                                                      1999                        1998                        1997
                                            -------------------------- --------------------------- ---------------------------

                                                           Weighted                    Weighted                    Weighted
                                               Number       Average       Number        Average       Number        Average
                                                 of        Exercise         of         Exercise         of         Exercise
                                               Shares        Price        Shares         Price        Shares         Price
                                            -----------------------------------------------------------------------------------

Outstanding at beginning of year                 160,500        $2.88       121,500         $2.40       133,500         $2.31
Granted                                           45,000         2.48        49,000          4.00        12,500          2.88
Exercised                                              -          .00             -                           -           .00
Expired                                         (16,000)         4.00      (10,000)          2.50      (24,500)          2.17
                                            -------------              -------------               -------------

Outstanding at end of year                       189,500         2.69       160,500          2.88       121,500          2.40
                                                 =======                    =======                     =======

Weighted average fair value of
      options granted during the year                           $1.36                       $2.22                       $1.68
                                                                =====                       =====                       =====

         The following summarizes information about options outstanding at December 31, 1999:

                                    Options Outstanding                          Options Exercisable
                      ---------------------------------------------------  ------------------------------
                                          Weighted
                                          Average
                                         Remaining           Weighted                         Weighted
    Range of                            Contractual          Average                          Average
Exercise Prices          Number            Life           Exercise Price      Number       Exercise Price
---------------         --------     --------------       --------------     --------      --------------

  $1.75 - $4.00          189,500         6.65 years            $2.69          179,500          $2.73

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the three years ended December 31:

                                         1999            1998             1997
                                      ----------      -----------     --------

Dividend yield                            .00            .00              .00
Expected volatility                     30.00%         30.00%           30.00%
Risk-free interest rate                  5.93%          5.86%            6.82%
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

                                              Years Ended December 31,
                                       ---------------------------------
                                       1999              1998            1997
                                    ---------        ----------       -------

Net (loss) income                   $(320,520)         $13,052         $849,510
Net (loss) income per share:
  Basic                             $    (.08)         $     -         $    .21
  Diluted                           $    (.08)         $     -         $    .21


11.  NET INCOME PER COMMON SHARE

     Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year including any potential dilutive common shares outstanding, such as options and warrants. There is no adjustment for stock options in the calculation of diluted earnings per share for 1999 because the effect would have been antidilutable.

          The calculation of net earnings per common share follows:

                                                                   Years Ended December 31,
                                                          ---------------------------------
                                                        1999              1998            1997
                                                   -------------      ------------    --------
Basic:
  Net income (loss) (applicable to common stock)   $   (270,120)      $    99,242     $   849,510
  Average common shares outstanding                   4,049,590         4,048,829       4,026,293
  Basic net income per share                              $(.07)             $.02            $.21

Diluted:
  Net income (applicable to common stock)          $   (270,120)      $    99,242      $  849,510
  Average common shares outstanding                   4,049,590         4,048,829       4,026,293
  Stock option adjustment                                  -               86,190            -
  Average common shares outstanding - diluted         4,049,590         4,080,063       4,058,148
  Diluted net earnings per share                          $(.07)             $.00            $.21

12.  INCOME TAXES

         Federal and state income tax expense (benefit) consists of the following:

                                                                      Years Ended December 31,
                                                               -------------------------------------
                                                              1999                   1998              1997
                                                         -----------            ------------        ---------
Current federal income tax expense                       $       -              $       -              $    -
Deferred federal income tax expense
  (benefit)                                                 (136,043)                125,217       (1,669,336)
Deferred state income tax expense
  (benefit)                                                  (30,124)                 27,721         (387,377)
                                                          ----------              ----------       ----------

                                                           $(166,167)               $152,938      $(2,056,713)
                                                           =========                ========      ===========

          A reconciliation of the differences between the maximum federal statutory income tax rate and the Corporation's effective tax rate for the years ended December 31 is as follows:

                                                  1999                         1998                         1997
                                         -----------------------       ---------------------        ---------------------
                                                                                   Percent                        Percent
                                                        Percent                         of                             of
                                                             of                     Pretax                         Pretax
                                                         Pretax                     Income                         Income
                                            Amount       Income         Amount      (Loss)           Amount        (Loss)
                                          ---------     --------       ---------  ----------        --------      -------
Tax (benefit) at statutory rate           $(148,338)      (34.0)%      $  85,741        34.0%    $  (410,449)      (34.0)%
State income taxes net of federal
  income tax benefit                        (19,882)       (4.6)          13,057         5.2         (60,360)       (5.0)
Nondeductible expenses                        1,553         0.4           10,230         4.0          11,735         1.0
Elimination of valuation allowance
  on deferred tax assets                        -            .0                -          .0      (1,597,639)     (132.3)
Net operating loss                              -            .0           43,910        17.4              -           .0
                                          ---------       -----         --------        ----     -----------      ------
                                          $(166,167)      (38.2)%       $152,938        60.6%    $(2,056,713)     (170.3)%
                                          =========       =====         ========        ====     ===========      ======

          At December 31 net deferred tax assets consisted of the following:

                                                        1999           1998
                                                     ----------     ----------
Deferred tax assets:
  Net operating loss carryforward                    $1,764,262     $1,519,223
  Allowance for loan losses                             181,473        272,765
  Foreclosed real estate - valuation allowance            1,932         23,172
  Depreciation                                           29,284         12,572
  Intangible assets                                      62,169         43,346
  Loan fees and costs                                     3,893         32,372
  Unrealized holding losses on investment
    securities available for sale                     1,030,145         20,197
  Other                                                  26,958          -
                                                     ----------     ----------

          Total deferred tax assets                  $3,100,116     $1,923,647
                                                     ==========     ==========

     The Company has recorded a deferred tax asset of $3,100,116, which includes the benefit of $4,519,855 in tax loss carryforwards, which expire in varying amounts between 2007 and 2014. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

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

     The Corporation is required to maintain risk-based and leverage capital as defined by federal banking agencies. The measurement of risk-based capital takes into account the risk of both the balance sheet assets and off-balance sheet exposures. The regulatory guidelines require minimum risk-based capital ratios of 4% for Tier 1 capital and 8% for total capital. In addition a minimum leverage ratio of Tier 1 capital to quarterly average assets of 3% is required for strong banking organizations. A bank is considered "well capitalized", the highest regulatory category, if it has the following minimum ratios: Tier 1 capital of 6%, total risk-based capital of 10%, and Tier 1 leverage ratio of 5%. As of December 31, 1999, the capital ratios of the Corporation were as follows:

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its bank affiliate to maintain at least the minimum amounts of ratios of total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1999, that the Corporation and its bank affiliate met all capital adequacy requirements to which they are subject.

     As of December 31, 1999, the most recent notification from the primary regulators for the Corporation's affiliate banking institution categorized the bank as well capitalized under the prompt corrective action regulations. To be categorized as well capitalized a bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the tables below. There are no conditions or events since the last notications that management believes have changed the affiliate bank's category.

                                                       December 31,
                                                   -------------------
                                                 1999                1998
                                              ----------          ----------
Capital:
   Tier 1 capital                             $5,591,337          $5,844,000
   Tier 2 capital                                690,364             921,000
                                              ----------          ----------

Total capital                                 $6,281,401          $6,765,000
                                              ==========          ==========

Assets:
   Risk-weighted assets                     $ 76,054,676        $ 73,676,000
   Average assets (fourth quarter)           118,581,380         104,484,000

                                                                         Well
                                                                     Capitalized
                                                                      Regulatory
                                                     Actual Rates      Minimums
                                                   ----------------    --------
Ratios:
   Tier 1 capital to risk-weighted assets         7.4%         7.9%      6.0%
   Total capital to risk-weighted assets          8.3%         9.2%     10.0%
   Tier 1 leverage to average assets              4.7%         5.6%      5.0%

            The capital ratios of GrandBank, the Corporation's banking subsidiary, were as follows:

                                                     December 31,
                                                    ---------------
                                               1999                1998
                                            ----------          ----------
Capital:
   Tier 1 capital                           $7,558,793          $7,735,000
   Tier 2 capital                              690,364             927,000
                                            ----------         -----------

Total capital                               $8,249,157          $8,662,000
                                            ==========          ==========
Assets:

   Risk-weighted assets                   $ 74,927,000        $ 72,062,000
   Average assets (fourth quarter)         118,135,470         102,336,000

                                                                         Well
                                                                     Capitalized
                                                                      Regulatory
                                                 Actual Rates          Minimums
                                                ----------------       --------
Ratios:
   Tier 1 capital to risk-weighted assets     10.1%       10.7%          6.0%
   Total capital to risk-weighted assets      11.0%       12.0%         10.0%
   Tier 1 leverage to average assets           6.4%        7.6%          5.0%


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

            Cash and Due From Banks
            -----------------------

     The Federal Reserve System requires that banks maintain reserve balances based on the type and amount of deposits. At December 31, 1999 and 1998, the Bank was required to maintain reserves of $495,000 and $518,000 respectively.

14.  LITIGATION

     At December 31, 1999, the Corporation was involved in litigation arising from normal banking, financial, and other activities of the Bank. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Corporation's financial condition.

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

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1999 and 1998, the Bank's total unfunded commitments to extend credit were $12,248,000 and $30,556,000, respectively. These commitments included unused credit card lines of credit of $6,364,000 and $29,755,000 for 1999 and 1998 respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include loans, property, equipment, commercial properties, and other business assets as may be deemed appropriate.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and totaled $234,000 and $173,000 at December 31, 1999 and 1998, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies but may include accounts receivable, inventory, equipment, marketable securities, property, and other business assets as may be deemed appropriate. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

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

     The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

                                                               1999                             1998
                                                   --------------------------------------------------------------
                                                      Carrying        Fair              Carrying         Fair
                                                       Amount         Value              Amount          Value
                                                  -------------    -----------      -------------     --------
Financial assets:
  Cash and due from banks                           $ 4,299,075    $ 4,299,075      $ 3,224,516       $3,224,516
  Federal funds sold                                      8,769          8,769        5,131,629        5,131,629
  Investment securities available for sale           44,967,011     44,967,011       34,080,428       34,080,428
  Loans, net of allowance                            58,302,622     58,177,783       60,373,548       61,279,151
  Accrued interest receivable                           868,486        868,486          668,952          668,952
Financial liabilities:
  Deposits                                          101,256,200    103,395,106       96,725,328       96,765,618
  Short-term borrowings                               9,556,919      9,556,919        4,564,371        4,564,371
  Long-term borrowings                                  192,500        192,500          200,000          200,000
  Accrued interest payable                              137,064        137,064          207,058          207,058

Off-balance sheet items:
  Commitments to extend credit                        5,884,000      5,884,000          801,000          801,000
  Unused credit card lines of credit                  6,364,000      6,364,000       29,755,000       29,755,000
  Standby letters of credit                             234,000        234,000          173,000          173,000



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


17.  PARENT COMPANY FINANCIAL INFORMATION

     Condensed balance sheets, statements of income and statements of cash flows for GrandBanc, Inc. (parent only) are presented below:

                                 BALANCE SHEETS

                                                                  December 31,
                                                            1999                 1998
                                                        ------------         ------------
ASSETS:
  Cash                                                $      259,558         $      2,448
  Investments in subsidiary                                7,806,310            9,553,597
  Intangible assets                                          163,369              181,675
  Deferred income taxes                                      400,846              320,515
                                                          ----------          -----------

      TOTAL ASSETS                                        $8,630,083          $10,058,235
                                                          ==========          ===========

LIABILITIES:
  Notes payable                                          $ 1,992,500          $ 2,100,000
  Accrued expenses and other liabilities                     825,197              270,910
                                                          ----------          -----------

      Total liabilities                                    2,817,697            2,370,910
                                                          ----------          -----------

STOCKHOLDERS' EQUITY:
  Common stock                                               404,959              404,959
  Additional paid-in capital                              10,962,879           10,962,879
  Accumulated deficit                                     (3,918,210)          (3,648,090)
  Accumulated other comprehensive income                  (1,637,242)             (32,423)
                                                          ----------          -----------

      Total stockholders' equity                           5,812,386            7,687,325
                                                          ----------          -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $8,630,083          $10,058,235
                                                          ==========          ===========

                              STATEMENTS OF INCOME


                                        1999                  1998                 1997
                                     ----------            ----------           -------
INCOME:
  Rental income                    $        -                $     -            $ 120,000
  Interest income                           971                4,046               11,096
  Other income                              -                 30,000                  193
                                    ------------           ---------             --------

      Total income                          971               34,046              131,289
                                    ------------           ---------             --------

EXPENSES:
  Interest expense                      170,945              215,342              306,250
  Professional fees                        -                  28,775               62,758
  Other expenses                         38,011               39,776               75,130
                                    ------------           ---------             --------

      Total expenses                    208,956              283,893              444,138
                                    ------------           ---------             --------

LOSS BEFORE INCOME TAXES AND
  EQUITY IN UNDISTRIBUTED
  INCOME OF SUBSIDIARY                 (207,985)            (249,847)            (312,849)

INCOME TAX BENEFIT                      (80,332)            (122,952)            (197,563)
                                    ------------           ---------             --------

LOSS BEFORE EQUITY IN UN-
  DISTRIBUTED INCOME OF
  SUBSIDIARY                           (127,653)            (126,895)            (115,286)

EQUITY IN UNDISTRIBUTED
  INCOME OF SUBSIDIARY                 (142,467)             226,137              964,796
                                    ------------           ---------             --------

NET INCOME                          $  (270,120)           $  99,242             $849,510
                                    ============           =========             ========

                            STATEMENTS OF CASH FLOWS


                                                                     1999                  1998                 1997
                                                                  ------------           ----------          --------

CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income                                                      $   (270,120)         $    99,242             $849,510
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Equity in undistributed income of subsidiary                       142,467             (416,213)            (964,796)
    Depreciation and amortization                                         -                  26,450                8,621
    Deferred income taxes                                              (80,332)            (122,952)            (197,563)
    Net changes in:
    Other assets                                                        18,307                1,494               16,926
    Accrued expenses and other liabilities                             554,288               19,697              (28,512)
                                                                    ----------          -----------            ---------

        Net cash provided (used) in operating activities               364,610             (392,282)            (263,440)
                                                                    ----------          -----------            ---------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Proceeds from sale of fixed assets                                      -               1,489,784                 -
                                                                    ----------          -----------            ---------
        Net cash provided (used) by
          investing activities                                            -               1,489,784                 -
                                                                    ----------          -----------            ---------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from borrowings                                           1,800,000                  -                    -
  Principal payments on borrowings                                  (1,907,500)          (1,400,000)                 -
  Proceeds from issuance of common stock                                   -                   -                 500,000
                                                                    ----------          -----------            ---------

        Net cash (used) provided by
          financing activities                                        (107,500)          (1,400,000)             500,000
                                                                    ----------          -----------            ---------

NET INCREASE (DECREASE) IN CASH                                        257,110             (302,498)             236,560

CASH AT BEGINNING OF YEAR                                                2,448              304,946               68,386
                                                                    ----------          -----------            ---------

CASH AT END OF YEAR                                                  $ 259,558          $     2,448             $304,946
                                                                    ==========          ===========             ========


Supplemental disclosures:
  Interest payments                                                   $170,398             $200,918             $331,868
                                                                      ========             ========             ========

                              Report of Management

     Management is responsible for the financial statements which have been prepared in accordance with generally accepted accounting principles. In Management's opinion the financial statements present fairly the financial condition of the Corporation and its subsidiaries at December 31, 1999, December 31, 1998 and the three year period ending at December 31, 1999. The financial data included amounts that are based on the best estimates and judgments of Management.

     The Corporation and its subsidiaries maintain a system of internal accounting control designed to provide reasonable assurance that transactions are executed in accordance with Management's general or specific authorizations, and are recorded as necessary to maintain accountability for assets to present the financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures and an Audit Committee on the Board of Directors which meets with Management periodically to evaluate the effectiveness of the system of internal accounting control.

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








Board of Directors of                                Officers of GrandBanc, Inc.
GrandBanc, Inc. and GrandBank
                                                     Steven K. Colliatie


Abbey J. Butler                                                    President and CEO
Co-Chairman and Co-Chief Executive Officer
Avatex Corporation                                                 Domingo Rodriguez
                                                                   Executive Vice President
Steven K. Colliatie                                                Secretary
President and CEO
GrandBanc, Inc. and GrandBank

Melvyn J. Estrin, Chairman
Co-Chairman and Co-Chief Executive Officer
Avatex Corporation
Chairman of the Board
GrandBanc, Inc. and GrandBank

Avis Y. Pointer
President, The Quantum Leap, Inc.

Joan H. Schonholtz
Retired

Officers of GrandBank

Steven K. Colliatie                                                Andrew Bass
President and Chief Executive Office                               Assistant Vice President
                                                                   Branch Manager
Domingo Rodriguez
Executive Vice President                                           Thomas De Young
Chief Financial Officer                                            Assistant Vice President
Secretary                                                          Deposit Operations Manager

Gary L. Hobert                                                     Carol Epstein
Executive Vice President                                           Assistant Vice President
Senior Lender                                                      Information Services

John Shroads                                                       Kenneth King
Senior Vice President                                              Assistant Vice President
Credit Administration                                              Branch Manager

Joy I. Kramer                                                      Liz Lomicka
Vice President                                                     Assistant Vice President
Branch Administration                                              Branch Manager

Richard K. Derrick                                                 Mohammed Rahaman
Vice President                                                     Assistant Vice President
Lending                                                            Lending

Frederick Schultz                                                  Vicky Schofield
Vice President                                                     Assistant Vice President
Lending                                                            Branch Manager

Donna Wilson                                                       Laureen Skapik
Vice President                                                     Assistant Vice President
Lending                                                            Branch Manager

                                                                   Jim Zillian
                                                                   Assistant Vice President
                                                                   Credit Analyst



Corporate Headquarters                                             Shareholder Information
And Main Banking Office
                                                                   There is a limited trading market for the common Stock.
1800 Rockville Pike                                                Shareholders, analysts and others seeking financial
Rockville, Maryland 20852                                          information are requested to contact the Chief Financial
                                                                   Officer.
Mailing Address:
P.O. Box 2022                                                      Transfer Agent

Rockville, Maryland 20852                                          Registrar and Transfer Company
Services: ATM Vestibule, Drive Through,                            10 Commerce Drive
           Night Depository, Safe Deposit Boxes                    Cranford, New Jersey 07016

                                                                   Independent Auditors
Branch Offices:
                                                                   Stegman & Company
Bethesda, Maryland                                                 Suite 200
                                                                   405 East Joppa Road
5272 River Road                                                    Baltimore, Maryland 21286
Bethesda, Maryland 20816
                                                                   Counsel
Services: ATM, Walk-Up Window,
           Night Depository, Safe Deposit Boxes                    Kennedy, Baris & Lundy, L.L.P.
                                                                   Suite P-15
Germantown, Maryland                                               4701 Sangamore Road
                                                                   Bethesda, Maryland 20816
19701 Frederick Avenue
Germantown, Maryland 20876                                         Annual Meeting

Services: ATM, Drive Through                                       The 2000 Annual Meeting of Shareholders will be held
                                                                   On May 18, 2000, at 10:00 A.M. at the Corporate
Alexandria, Virginia                                               Headquarters, 1800 Rockville Pike, Rockville, Maryland

301 S. Washington Street                                           10-K
Alexandria, Virginia 22314
                                                                   A copy of the Company's Form 10-K may be obtained
Services: Night Depository                                         Free-of-charge by writing the Secretary, GrandBanc,
                                                                   Inc. at P.O. Box 2022, Rockville, Maryland 20852

Directory of Products and Services

As a full service community bank, GrandBank offers a variety of consumer and commercial deposit and loan products.

Deposit Products

Checking/Interest Checking
Savings
Money Market
IRA's
Certificate of Deposit
Escrow Manager
Cash Management Services

Loan Products

Personal
Auto
Home Improvement
Home Equity
Overdraft Protection
Home Mortgage
Commercial/Business Purpose

Electronic Banking Services

ATM - 24 Hour Automated Teller Machines
      Member of Honor Network

PC Banking for Businesses and Individuals

Account Information, Bill Payer and Transaction Requests by Telephone

Wire Transfers, Pre-authorized Transfers

Debit Cards